Filed Pursuant to Rule 424(b)(4)
Registration No. 333-216721

PROSPECTUS

10,100,000 Shares

Solaris Oilfield Infrastructure, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock. We are selling 10,100,000 shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “SOI.”

To the extent that the underwriters sell more than 10,100,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,515,000 shares from us at the public offering price less the underwriting discount and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Summary—Our Emerging Growth Company Status.”

Investing in our Class A common stock involves risks. See “Risk Factors” on page 20.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Solaris Oilfield Infrastructure, Inc.(2)
Per Share	$12.00	$0.72	$11.28
Total	$121,200,000	$7,272,000	$113,928,000

(1)	We refer you to “Underwriting” beginning on page 127 of this Prospectus for additional information regarding underwriting compensation.
(2)	Before expenses.

Delivery of the shares of Class A common stock will be made on or about May 17, 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman Sachs & Co. LLC

Morgan Stanley	Evercore ISI	Simmons & Company International Energy Specialists of Piper Jaffray

Tudor, Pickering, Holt & Co.	Wells Fargo Securities

Raymond James	Oppenheimer & Co.	Seaport Global Securities	Wunderlich

The date of this prospectus is May 11, 2017.

SOLARIS®
OILFIELD INFRASTRUCTURE

- *Oilfield Innovation*
- *Streamlined Last-Mile Logistics*
- *On-demand Inventory*
- *Real-time Inventory Monitoring*

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Dealer Prospectus Delivery Obligation

Through and including June 5, 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. The industry data sourced from Spears & Associates is from its “Hydraulic Fracturing Market 2005-2017” published in the fourth quarter 2016. The industry data sourced from Baker Hughes is from its “North America Rotary Rig Count” published on April 28, 2017. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

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Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

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SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated or required by the context, all references in this prospectus to the “Company,” “we,” “us” and “our” refer to Solaris Oilfield Infrastructure, LLC (“Solaris LLC”) and its consolidated subsidiaries before the completion of our corporate reorganization in connection with this offering and Solaris Oilfield Infrastructure, Inc. (“Solaris Inc.”) and its consolidated subsidiaries as of the completion of our corporate reorganization and thereafter.

Except as otherwise indicated, all information contained in this prospectus (i) assumes that the underwriters do not exercise their option to purchase additional shares and (ii) excludes Class A common stock reserved for issuance under our long-term incentive plan, including 648,030 restricted shares of our Class A common stock expected to be issued in connection with this offering under our long-term incentive plan and 591,261 shares of our Class A common stock issuable upon exercise of outstanding stock options.

Our Company

We manufacture and provide our patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. Our systems reduce our customers’ cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our customers include oil and natural gas exploration and production (“E&P”) companies, such as EOG Resources, Inc., Devon Energy and Apache Corporation, as well as oilfield service companies, such as ProPetro Services, Inc. Our systems are deployed in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK formation. Since commencing operations in April 2014, we have grown our fleet from two systems to 37 systems. Demand for our systems in the second half of 2016 was significantly higher than in the first half of 2016, and we expect demand for our systems in 2017 to continue the demand trends we experienced in the second half of 2016. We currently have more demand for our systems than we can satisfy with our existing fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

Our mobile proppant system is designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics, which we define as the transportation of proppant from transload terminal or regional proppant mine to the well site. Today’s horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well which creates bottlenecks in the storage, handling and delivery of proppant. Our patented systems typically provide 2.5 million pounds of proppant storage capacity in a footprint that is considerably smaller than traditional or competing well site proppant storage equipment. Our systems have the ability to unload up to 24 pneumatic proppant trailers simultaneously. Importantly, the proppant storage silos in our systems can be filled from trucks while simultaneously delivering proppant on-demand directly to the blender for hydraulic fracturing operations. Accordingly, our systems can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a reduction in our customers’ costs. Our systems also reduce the amount of truck demurrage, or wait time, at the well site which can result in significant cost savings for our customers.

Another benefit of our system is its ability to measure proppant inventory and delivery rates real-time through our proprietary inventory management system (the “PropView™ system”), which enables our customers to track inventory levels in, and delivery rates from, each silo in a system. Our PropView™ system provides critical information to our customers both directly in the well site data van and remotely through our mobile device application and website. Access to this data and the ability to integrate it into existing monitoring systems allows our customers to realize efficiencies throughout the proppant supply chain and across multiple well sites.

Our system improves well site safety by reducing respirable dust, decreasing the number of well site personnel and providing enhanced lighting. We believe we are among the safest well site equipment and service providers in the oil and natural gas industry, as evidenced by an achieved Total Recordable Incident Rate (“TRIR”), as defined by the Occupational Safety and Health Administration, or OSHA, of zero for our field services activity for the twelve month periods ended December 31, 2016 and 2015.

We manufacture our systems in our facility in Early, Texas, which is proximate to some of the most prolific oil and natural gas producing regions in the country. We are currently manufacturing more than two and one-half systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding this facility. Our vertically integrated manufacturing capability allows us to better control our supply chain and incorporate improvements and additional features into our systems based on our experience and customer feedback. Additionally, we believe that controlling our manufacturing process provides us cost advantages that improve our returns on capital.

As illustrated in the following chart, we have increased our total system revenue days, defined as the combined number of days our systems earned revenues, in ten of the last eleven quarters, and we have increased our system revenue days by more than 1,400% from the second quarter of 2014 to the first quarter of 2017, representing a 168% compound annual growth rate. The increase in total system revenue days is attributable to both an increase in the number of systems available for rental and an increase in the rate at which our systems are utilized.

Current Market Trends and Challenges

Over the past decade, E&P companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America’s oil and natural gas reservoirs by utilizing advanced drilling and completion techniques, such as horizontal drilling and hydraulic fracturing. Though deteriorating industry conditions caused by the downturn in commodity prices in 2015 resulted in a significant decrease in U.S. demand for proppant in 2015 from 2014 record demand levels (and a further decrease in demand in 2016 from 2015 demand levels), oil prices have increased since the 12-year low recorded in February 2016, reaching a high of

$54.01 in December 2016. Recently, there has been an increase in proppant demand as E&P companies have shifted toward:

•	drilling more and longer horizontal wells;

•	completing more hydraulic fracturing stages and utilizing more proppant per lateral foot;

•	utilizing multi-well pads; and

•	accelerating completion rates through “zipper fracs,” or the process of completing multiple adjacent wells simultaneously.

We believe the increase in completion activity levels and proppant demand per well, coupled with the complexities associated with the management of last mile proppant logistics, will place a strain on the industry’s logistics infrastructure. Additionally, increased focus on cost control and increased health, safety and environmental (“HS&E”) regulation has created numerous operational challenges that cannot be solved with labor intensive proppant storage equipment, such as those that utilize individual containers for on-site proppant storage and handling.

Our Solution

Our patented mobile proppant management system is a proven solution for unloading, storing and delivering proppant at the well site. Our system provides:

•	Streamlined last mile logistics. Our system improves proppant supply chain management in several ways, including:

•	Increased on-site storage capacity. Our systems provide triple the storage capacity as compared to traditional systems, such as trailer-mounted, hydraulically powered storage bins, in half the geographic footprint. Greater inventory at the well site provides a buffer for volatility in the proppant delivery supply chain, which can be caused by a number of factors, including congestion on roads or at transloads or mines, weather or equipment failure;

•	Increased offloading capacity. Each system has 24 truck unloading positions, which provides capacity to unload up to 1.5 million pounds of proppant per hour. Our offloading capacity increases the efficiency of proppant hauling assets, including reducing truck demurrage and the fleet size required to deliver a given number of truckloads of proppant to a well site; and

•	Real-time inventory and consumption monitoring. Our integrated PropView™ system delivers real-time proppant inventory and consumption levels, both in the well site data van and remotely through our mobile device application and website. This data can be used by our customers to better manage the delivery of proppant across different well sites and operating areas.

•	Improved execution to meet today’s completion designs. Our system enables our customers to complete more fracturing stages per day and addresses the challenge of delivering increasing amounts of proppant per well by providing:

•	On-demand inventory controlled from a single point. When filled to capacity, our typical system can deliver 2.5 million pounds of proppant on-demand from a single point of control. Our system is operated by one person at the well site. The operator uses a single touch screen control box to operate the entire system;

•	Discrete and easily identifiable inventory. High volume stages require rapid delivery of proppant. Proppant types are identified by individual silo and labeled in the control box and in the PropView™ system. Accessing and delivering inventory does not require visually identifying and physically moving individual containers; and

•	Simultaneous loading and unloading of proppant from each silo. Because each silo in a system has an enclosed loading process, our customers can simultaneously deliver proppant into the blender and re-fill the same silo, thereby enabling our customers to maintain adequate proppant inventory levels on site to meet their completion design needs.

We believe these operational efficiencies reduce completion costs for our E&P customers and increase revenue and fleet utilization for our pressure pumping customers, who typically earn revenue on a per-fracturing stage basis.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

•	Innovative system that enhances completion efficiency while reducing cost of last mile logistics. Our patented mobile proppant management system is a proven solution for unloading, storing and delivering proppant at the well site, and we believe it solves many of the challenges the oil and gas industry faces today, including managing increasing completion activity, proppant demand and complex last mile logistics. Our systems reduce our customers’ cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our systems also can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a further reduction in our customers’ costs.

•	Blue-chip and growing customer base in active oil and gas basins in the United States. We believe that our customers are long-term participants in the development of resources in the U.S. that value safe and efficient operations and will seek to develop a long-term relationship with us. Our customers include some of the most active companies in the industry, including E&P operators, such as EOG Resources, Inc., Devon Energy and Apache Corporation, and oilfield service companies, such as ProPetro Services, Inc. We currently provide our equipment and services in many of the most active oil and gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale, the SCOOP/STACK Formation and the Marcellus Shale/Utica Shale. As of March 31, 2017, more than 80% of our current fleet was deployed to customers who are renting multiple systems.

•	Scalable, vertically integrated manufacturing capability. Because we are a vertically integrated manufacturer, we have the flexibility to adjust our manufacturing operations to both meet customer demand and to react to market conditions. Our manufacturing facility in Early, Texas is currently producing more than two and one-half systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding these existing facilities. We currently have more demand for our systems than we can satisfy with our current fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

•	Capital-efficient business model resulting in strong operational cash flow. Our internal manufacturing capacity helps us reduce and maintain control over the amount of capital required to expand our fleet. In addition, we have low operating costs and maintaining our systems requires minimal expenditures, which we expect will enable us to generate strong operational cash flow, though we incurred a net loss for the year ended December 31, 2015.

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Strong balance sheet and financial flexibility. We believe our balance sheet strength represents a significant competitive advantage, allowing us to proactively grow our fleet and weather industry cycles, while also pursuing initiatives to further grow and expand our product offerings with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result we intend to continue to maintain a strong balance sheet. At the closing of this offering, we expect to have approximately $100.0 million in liquidity from $80.0 million of cash on hand and $20.0 million of available capacity under our credit facility, which we expect to amend in connection with this offering to, among other things, increase the aggregate commitments thereunder. Our liquidity will provide us with the means to manufacture additional systems, increase our service offerings and generally grow our operations.

•	Track record of providing safe operations and equipment. We believe we are among the safest well site equipment and service providers in the oil and natural gas industry, as evidenced by an achieved TRIR of zero for our field services activity for the twelve month periods ended December 31, 2016 and 2015. Our systems do not require well site personnel to visually identify inventory levels or operate ancillary handling machinery, such as forklifts, to transfer proppant from the storage area to the blender. As a result, we are able to provide a safer operating environment and reduce the number of required well site personnel. In addition, our system significantly reduces respirable silica dust levels traditionally associated with handling proppant and is compliant with standards recently implemented by the National Institute for Occupational Safety and Health.

•	Seasoned management team with extensive industry experience. The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the energy industry and specifically, the oilfield services industry. Each member of our management team brings significant leadership and operational experience with long tenures in the industry at highly regarded companies, including Anadarko Petroleum, FTS International, Western Company, BJ Services, Baker Hughes, Hexion Inc., PPG and Citigroup. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Business Strategies

Our principal business objective is to increase shareholder value by profitably growing our business. We expect to achieve this objective through the following business strategies:

•	Capitalize on favorable industry trends to expand our fleet and increase market penetration. We have increased our total system revenue days in ten of the last eleven quarters, and we have increased our system revenue days by more than 1,400% from the second quarter of 2014 to the first quarter of 2017. We currently have more demand for our systems than we can satisfy with our current fleet. We expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to this demand and to expand our market penetration and increase our geographic presence.

•	Develop and expand relationships with existing and new customers. We target well-capitalized customers that we believe will be long-term participants in the development of resources in the U.S., value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our unique service offering, high-quality assets, safety record and diverse geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our track record of success, have resulted in the continued and new award of service work by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy additional systems as industry demand and pricing continue to recover.

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Develop additional proppant logistics capabilities. We intend to develop additional logistical capabilities throughout the proppant supply chain organically and by formalizing alliances with product and service providers. We may also pursue greenfield development of transload facilities and evaluate opportunities to provide additional logistics related services to our customers. In addition, our research and development team is currently developing a non-pneumatic well site loading option which will provide our customers with additional logistics flexibility.

•	Identify and develop new product and service offerings. Our engineering team is focused on leveraging our patented system to expand our service and product capabilities. We believe our commitment to investing in research and development will result in the development of additional products and services, which could include management of liquids, such as chemicals and acid, and associated logistics.

•	Pursue accretive acquisitions to add complementary services or products to our platform. We may pursue strategic and accretive acquisitions to add complementary products and services to our platform. Our management team has a strong track record of strategically targeting key product opportunities and completing accretive transactions. We plan to pursue a disciplined acquisition strategy that allows us to develop proprietary deal flow by identifying emerging industry trends and existing platforms positioned to capitalize on these trends.

Preliminary Estimate of Selected First Quarter 2017 Financial Results

While financial information as of and for the three months ended March 31, 2017 are not yet available, based on the information and data currently available, our management estimates, on a preliminary basis, that revenue for the three months ended March 31, 2017 is expected to be between $10.0 million and $10.4 million, compared to $3.1 million for the three months ended March 31, 2016, operating income for the three months ended March 31, 2017 is expected to be between $4.6 million and $4.8 million, compared to an operating loss of $0.1 million for the three months ended March 31, 2016, net income is expected to be between $4.6 million and $4.8 million, compared to a net loss of $0.1 million for the three months ended March 31, 2016, and Adjusted EBITDA is expected to be between $5.7 million and $6.0 million compared to $0.8 million for the three months ended March 31, 2016 (see below for a definition of Adjusted EBITDA and a reconciliation of estimated Adjusted EBITDA to estimated net income, its most directly comparable GAAP financial measure).

The estimated increase in our revenue, operating income, net income and Adjusted EBITDA for the three months ended March 31, 2017 as compared to the prior year period is primarily attributable to an increase in revenue days. For the three months ended March 31, 2017 and 2016, revenue days increased 138% to 2,627 from 1,104 days, respectively.

Our total capital expenditures for the three months ended March 31, 2017 are estimated to be between $7.0 million and $8.0 million. We expect to increase our quarterly capital expenditure amounts for the remainder of 2017 as we increase our system manufacturing rate.

We have prepared these estimates on a basis materially consistent with our historical financial results and with our calculation of Adjusted EBITDA as presented in “—Summary Historical Consolidated Financial Data” and in good faith based upon our internal reporting as of and for the three months ended March 31, 2017. These estimated ranges are preliminary and unaudited and are thus inherently uncertain and subject to change. Given the timing of these estimates, we have not completed our customary quarterly close and review procedures as of and for the three months ended March 31, 2017, and our actual results for this period may differ from these estimates. During the course of the preparation of our consolidated financial statements and related notes as of and for the three months ended March 31, 2017, we may identify items that could cause our final reported results to be different from the preliminary financial estimates presented above. Important factors that could cause actual results to differ from our preliminary estimates are set forth under the headings “Risk Factors” and “Forward-Looking Statements.”

These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. In addition, these preliminary estimates for the three months ended March 31, 2017 are not necessarily indicative of the results to be achieved for the remainder of 2017 or any future period. We do not expect our consolidated financial statements and related notes as of and for the three months ended March 31, 2017 to be publicly announced or filed with the SEC until after this offering is completed.

The following table reconciles Adjusted EBITDA to net income (loss) for the three months ended March 31, 2016 along with the estimated range for the three months ended March 31, 2017. The line items in the table for the three months ended March 31, 2017 are estimates and subject to the qualifications set forth above:

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	Low Estimate	High Estimate
	(In millions)
Net income (loss)	$4.6	$4.8	$(0.1)
Adjustments:
Depreciation and amortization	1.1	1.2	0.9
Interest expense	0.0	0.0	0.0
Income tax expense	0.0	0.0	0.0

EBITDA	$5.7	$6.0	$0.8
Unit-based compensation expense	0.0	0.0	0.0

Adjusted EBITDA	$5.7	$6.0	$0.8

Our Corporate Structure

We were incorporated as a Delaware corporation in February 2017. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries.

In connection with this offering, (a) all of the membership interests in Solaris LLC held by its existing owners, including those owned by certain investment funds managed by Yorktown Partners LLC (collectively, “Yorktown”), certain of our officers and directors and the other current members of Solaris LLC, including Loadcraft Site Services LLC (collectively, the “Existing Owners”), will be converted into (i) a single class of units in Solaris LLC, which we refer to in this prospectus as “Solaris LLC Units,” representing in the aggregate 32,365,823 Solaris LLC Units and (ii) the right to receive the distributions of cash and shares of Class B common stock described in clauses (c) and (d) below, (b) Solaris Inc. will issue and contribute 32,365,823 shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for a number of Solaris LLC Units equal to the number of shares of Class A common stock issued in the offering (assuming no exercise of the underwriters’ option to purchase additional shares), (c) Solaris LLC will use a portion of the proceeds from this offering to distribute to the Existing Owners, on a pro rata basis, an aggregate amount of cash equal to 2,288,800 times the initial public offering price per share of Class A common stock after underwriting discounts and commissions and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. In the event that we increase or decrease the number of shares of Class A common stock sold in this offering, (i) the number of Solaris LLC Units and shares of Class B common stock issued to our Existing Owners will correspondingly decrease or increase, respectively, and (ii) the amount of cash distributed to our Existing Owners on a pro rata basis will correspondingly increase or decrease, respectively.

To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Solaris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares.

After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters’ option to purchase additional shares is not exercised:

•	the Existing Owners will own all of the Class B common stock, representing 76.2% of our capital stock (of which, (i) Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 35.4% of our capital stock and (ii) William A. Zartler, the Chairman of our board of directors, will beneficially own approximately 40.1% of our Class B common stock, representing approximately 30.6% of our capital stock),

•	Solaris Inc. will own an approximate 23.8% interest in Solaris LLC; and

•	the Existing Owners will own an approximate 76.2% interest in Solaris LLC.

If the underwriters’ option to purchase additional shares is exercised in full:

•	the Existing Owners will own Class B common stock, representing 72.6% of our capital stock (of which, (i) Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 33.7% of our capital stock and (ii) Mr. Zartler will beneficially own approximately 40.1% of our Class B common stock, representing approximately 29.1% of our capital stock),

•	Solaris Inc. will own an approximate 27.4% interest in Solaris LLC and

•	the Existing Owners will own an approximate 72.6% interest in Solaris LLC.

The 12,973,892 shares of Class B common stock that are expected to be beneficially owned by Mr. Zartler following completion of the offering as discussed above includes 11,595,898 shares (or 11,053,110 shares, if the underwriters’ option to purchase additional shares is exercised in full) of Class B common stock, representing approximately 35.8% of our Class B common stock and 27.3% of our capital stock (or 35.8% of our Class B common stock and 26.0% of our capital stock, if the underwriters’ option to purchase additional shares is exercised in full) following completion of this offering, that are held by Loadcraft Site Services LLC (“LSS”), an entity that Mr. Zartler may be deemed to control. LSS has advised us that it intends, following completion of this offering, to make a pro rata distribution (the “LSS Distribution”) of all of the shares of Class B common stock and Solaris LLC Units it receives in connection with our Corporate Reorganization on a pro rata basis to its members. In connection with such distribution, it is anticipated that Solaris Energy Capital, LLC, a company controlled by Mr. Zartler (“Solaris Energy Capital”), will receive 5,687,885 shares (or 5,421,389 shares, if the underwriters’ option to purchase additional shares is exercised in full) of Class B common stock. Accordingly, following such distribution, it is expected that Mr. Zarter will beneficially own 7,065,879 shares (or 6,734,881 shares, if the underwriters’ option to purchase additional shares is exercised in full) of Class B common stock, representing approximately 21.8% of our Class B common stock and 16.6% of our capital stock (or 21.8% of our Class B common stock and 15.9% of our capital stock, if the underwriters’ option to purchase additional shares is exercised in full) following the completion of this offering and the distribution by LSS. The LSS Distribution will not impact Yorktown’s ownership in us. Additionally, following the distribution, we do not expect any of our Existing Owners other than Yorktown, Solaris Energy Capital and Mr. Zartler to own more than 5% of our outstanding capital stock.

Please see “Security Ownership of Certain Beneficial Owners and Management.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

Following this offering, under the Amended and Restated Limited Liability Company Agreement of Solaris LLC (the “Solaris LLC Agreement”), each Existing Owner will, subject to certain limitations, have the right (the “Redemption Right”) to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right (the “Call Right”) to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at Solaris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC and such adjustments will be allocated to Solaris Inc. These adjustments would not have been available to Solaris Inc. absent its acquisition or deemed acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Solaris Inc. would otherwise be required to pay in the future.

We will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with the Existing Owners and permitted transferees (each such person, a “TRA Holder,” and together, the “TRA Holders”) at the closing of this offering. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. The Tax Receivable Agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Solaris Inc. as a result of, and additional tax basis arising from, any payments Solaris Inc. makes under the Tax Receivable Agreement. Solaris Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Solaris LLC and we will be accordingly dependent upon distributions from Solaris LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.” If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. Please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	Includes Yorktown, Loadcraft Site Services LLC, certain of our officers and directors and the other current members of Solaris LLC. See “Corporate Reorganization.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 9811 Katy Freeway, Suite 900, Houston, Texas 77024, and our telephone number is (281) 501-3070. Our website is at www.solarisoilfield.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Our Principal Stockholders

Upon completion of this offering, the Existing Owners will initially own 32,365,823 Solaris LLC Units and 32,365,823 shares of Class B common stock, representing approximately 76.2% of the voting power of Solaris Inc. For more information on our reorganization and the ownership of our common stock by our principal stockholders, see “Corporate Reorganization” and “Security Ownership of Certain Beneficial Owners and Management.”

We have a valuable relationship with Yorktown Partners LLC, a private investment firm investing exclusively in the energy industry with an emphasis on North American oil and gas production and midstream and oilfield service businesses. Yorktown Partners LLC has raised 11 private equity funds with aggregate partner commitments totaling over $8 billion. Yorktown Partners LLC’s investors include university endowments, foundations, families, insurance companies, and other institutional investors. The firm is headquartered in New York.

Risk Factors

An investment in our Class A common stock involves risks that include the demand for proppants used in the hydraulic fracturing of oil and natural gas wells and other risks. You should carefully consider the risks described under the “Risk Factors” and the other information in this prospectus before investing in our Class A common stock.

Our Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	exemption from compliance with any new requirements if adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable).

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

THE OFFERING

Class A common stock offered by us	10,100,000 shares (11,615,000 shares if the underwriters’ option to purchase additional shares is exercised in full).

Class A common stock to be outstanding immediately after completion of this offering	10,100,000 shares (11,615,000 shares if the underwriters’ option to purchase additional shares is exercised in full).

Class B common stock to be outstanding immediately after completion of this offering	32,365,823 shares (30,850,823 shares if the underwriters’ option to purchase additional shares is exercised in full), or one share for each Solaris LLC Unit held by the Existing Owners immediately following this offering. Class B shares are non-economic. When a Solaris LLC Unit is redeemed for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.

Voting power of Class A common stock after giving effect to this offering	23.8% (or (i) 27.4% if the underwriters’ option to purchase additional shares is exercised in full and (ii) 100% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).

Voting power of Class B common stock after giving effect to this offering	76.2% (or (i) 72.6% if the underwriters’ option to purchase additional shares is exercised in full and (ii) 0% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. See “Description of Capital Stock.”

Use of proceeds	We expect to receive approximately $110.8 million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units.

Solaris LLC will use the net proceeds (i) to fully repay our existing balance of approximately $5.5 million under our credit facility, (ii) to pay $3.1 million in cash bonuses to certain employees and consultants, (iii) to distribute approximately $25.8 million to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering and (iv) for general corporate purposes, including to fund our 2017 capital program. Please see “Use of Proceeds.”

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant.

Redemption Rights of Existing Owners	Under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the redeeming Existing Owner for, at Solaris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.”

Tax Receivable Agreement

Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC and such adjustments will be allocated to Solaris Inc. These adjustments would not have been available to Solaris Inc. absent its acquisition or deemed acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Solaris Inc. would otherwise be required to pay in the future.

In connection with the closing of this offering, we will enter into a Tax Receivable Agreement with the TRA Holders which will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings. See “Risk Factors—Risks Related to this Offering and our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Directed Share Program	The underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters’ exercise of their option to purchase additional Class A common stock) for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in the offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read “Underwriting” beginning on page 127.

Listing symbol	We have been approved to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “SOI.”

Risk Factors	You should carefully read and consider the information beginning on page 20 of this prospectus set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

The information above does not include 5,040,419 shares of Class A common stock reserved for issuance pursuant to our long-term incentive plan, including (i) the 648,030 restricted shares of our Class A common stock expected to be issued to certain officers, directors, employees and consultants in connection with this offering and (ii) 591,261 shares of Class A common stock issuable upon exercise of outstanding stock options held by certain of our employees, executive officers and directors, all of which are exercisable immediately following the completion of this offering, and which were granted in 2015 pursuant to the Solaris LLC 2015 Membership Unit Option Plan. In connection with the consummation of this offering, these options will be converted into options under our long-term incentive plan. The options granted under the Solaris LLC 2015 Membership Unit Option Plan had an exercise price of $135.00 per unit, which exercise price will be proportionately adjusted in connection with the Corporate Reorganization to an exercise price of $2.87 per share.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

Solaris Inc. was formed in February 2017 and does not have historical financial operating results. The following table shows summary historical consolidated financial data of our accounting predecessor, Solaris LLC. Solaris LLC was formed in July 2014. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Comparability of Our Financial Results,” our future results of operations may not be comparable to the historical results of our predecessor.

The following table summarizes our historical consolidated financial data and should be read together with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization”, our consolidated financial statements and related notes included and our unaudited pro forma financial statements and related notes elsewhere in this prospectus.

The summary historical consolidated financial data as of and for the years ended December 31, 2016 and 2015 was derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus.

	Year ended December 31,
	2016	2015
	(in thousands, except per share and operating data)
Statement of Operations Data:
Revenue
Proppant system rental	$14,594	$8,296
Proppant system services	3,563	3,167
Proppant system sale	—	2,742

Total revenue	18,157	14,205
Operating expenses
Cost of proppant system rental (excluding $3,352 and $2,000 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	1,431	994
Cost of proppant system services (excluding $160 and $119 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	4,916	3,847
Cost of proppant system sale	—	1,948
Depreciation and amortization	3,792	2,395
Salaries, benefits and payroll taxes	3,061	3,571
Selling, general and administrative (excluding $280 and $276 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	2,096	2,663

Total operating expenses	15,296	15,418

Operating income (loss)	2,861	(1,213)
Other income (expense):
Interest expense, net	(23)	(22)
Other income (expense)	8	(71)

Total other income (expense)	(15)	(93)

	Year ended December 31,
	2016	2015
	(in thousands, except per share and operating data)
Income (loss) before income tax expense	2,846	(1,306)

Income tax expense	43	67

Net income (loss)	$2,803	$(1,373)

Pro forma information(1):
Pro forma net loss(2)	$(301)
Pro forma non-controlling interest(3)	(1,994)

Pro forma net loss attributable to common stockholders(2)	$(2,295)

Pro forma net loss per share attributable to common stockholders(4)
Basic	$(0.23)
Diluted	$(0.23)
Pro forma weighted-average number of shares(4)
Basic	10,100,000
Diluted	10,100,000
Balance Sheet Data (at period end):
Property, plant and equipment, net	$54,350	$46,846
Total assets	77,236	70,553
Long-term debt (including current portion)	3,041	529
Total liabilities	5,890	3,085
Total members’ equity	71,346	67,468
Cash Flow Statement Data:
Net cash provided by operating activities	$4,521	$2,156
Net cash used in investing activities	(10,935)	(27,859)
Net cash provided by financing activities	3,059	7,878
Other Data:
Adjusted EBITDA(5)	$6,788	$1,659
Revenue days(6)	5,745	2,579

(1)	For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.
(2)	Pro forma net loss reflects a pro forma income tax benefit of $1.3 million for the year ended December 31, 2016, of which $1.3 million is associated with the income tax effects of the corporate reorganization described under “—Corporate Reorganization” and this offering. Solaris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.
(3)	Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.
(4)

Pro forma net loss per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “—Corporate Reorganization.” Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the year ended December 31, 2016 excludes 351,061 shares of weighted average restricted Class A common stock expected to be issued in connection with this offering under our long-term incentive plan, 449,826 shares of Class A common stock issuable upon exercise of outstanding stock options and 32,365,823 shares of Class B Common Stock, as these shares would be antidilutive. The Company uses the “if-converted” method to determine the potential dilutive effect of its Class B Common Stock. On a pro forma basis for the year ended December 31, 2016, shares of Class B Common Stock were not recognized in dilutive earnings per share calculations as they would have been antidilutive.

(5)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”
(6)	Revenue days is defined as the combined number of days our systems earned revenues in a period.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. We define EBITDA as our net income (loss) plus (i) depreciation and amortization expense, (ii) interest expense and (iii) income tax expense, including franchise taxes. We define Adjusted EBITDA as EBITDA plus (i) unit-based compensation expense and (ii) certain non-cash charges and unusual or non-recurring charges.

EBITDA and Adjusted EBITDA are used as a supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to the impact of financing methods, capital structure or historical cost basis of our assets;

•	the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities;

•	our ability to incur and service debt and fund capital expenditures;

•	the ability of our assets to generate cash sufficient to make debt payments and to make distributions; and

•	our operating performance as compared to those of other companies in our industry without regard to the impact of financing methods and capital structure.

We believe that our presentation of EBITDA and Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA should not be considered alternatives to net income presented in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) for each of the periods indicated.

	Year ended December 31,
	2016	2015
	(in thousands)
Net income (loss)	$2,803	$(1,373)
Depreciation and amortization	3,792	2,395
Interest expense, net	23	22
Income taxes(1)	43	67

EBITDA	6,661	1,111
Sand mining and terminal business development costs(2)	—	446
Non-recurring supplier settlement(3)	—	38
Unit-based compensation expense(4)	127	64

Adjusted EBITDA	$6,788	$1,659

(1)	Income taxes include add-back for franchise tax.
(2)	Represents salaries and related expenses, professional fees, transactional costs, rent and travel expenses incurred in the development of sand mining and terminal assets, which expenses did not recur in 2016.
(3)	Represents reserve for deposits made to a supplier, the majority of which was recovered.
(4)	Represents non-cash compensation costs related to employee options.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements” and the following risks before making an investment decision. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition.

Our business is directly affected by capital spending to explore for, develop and produce oil and natural gas in the United States. The significant decline in oil and natural gas prices that began in late 2014 caused a reduction in the exploration, development and production activities of most of our customers. In response, we reduced the prices we charge for our systems. If prices remain low, certain of our customers could become unable to pay their vendors and service providers, including us, as a result of the decline in commodity prices. Reduced discovery rates of new oil and natural gas reserves in our areas of operation as a result of decreased capital spending may also have a negative long-term impact on our business, even in an environment of stronger oil and natural gas prices. Any of these conditions or events could adversely affect our operating results. If the recent recovery does not continue or our customers fail to further increase their capital spending, it could have a material adverse effect on our liquidity, results of operations and financial condition.

Industry conditions are influenced by numerous factors over which we have no control, including:

•	expected economic returns to E&P companies of new well completions;

•	domestic and foreign economic conditions and supply of and demand for oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the level of global oil and natural gas exploration and production;

•	the level of domestic and global oil and natural gas inventories;

•	the supply of and demand for hydraulic fracturing and equipment in the United States;

•	federal, state and local regulation of hydraulic fracturing activities, as well as exploration and production activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	U.S. federal, state and local and non-U.S. governmental regulations and taxes, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

•	technical difficulties or failures;

•	changes in the price and availability of transportation;

•	late deliveries of supplies;

•	political and economic conditions in oil and natural gas producing countries;

•	actions by the members of Organization of Petroleum Exporting Countries with respect to oil production levels and announcements of potential changes in such levels, including the failure of such countries to comply with production cuts announced in November 2016;

•	global weather conditions and natural disasters;

•	worldwide political, military and economic conditions;

•	the cost of producing and delivering oil and natural gas;

•	lead times associated with acquiring equipment and products and availability of qualified personnel;

•	the discovery rates of new oil and natural gas reserves;

•	shareholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas;

•	the availability of water resources, suitable proppant and chemicals in sufficient quantities for use in hydraulic fracturing fluids;

•	advances in exploration, development and production technologies or in technologies affecting energy consumption;

•	the potential acceleration of development of alternative fuels; and

•	uncertainty in capital and commodities markets and the ability of oil and natural gas companies to raise equity capital and debt financing.

The volatility of oil and natural gas prices may adversely affect the demand for our systems and negatively impact our results of operations.

The demand for our systems is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells. As a result, demand for proppants may decrease, which could, in turn, lead to lower demand for our systems and may cause lower prices and lower utilization of our assets. We have, and may in the future, experience significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, prolonged low commodity prices experienced by the oil and natural gas industry beginning in late 2014 and uncertainty about future prices even when prices increased, combined with adverse changes in the capital and credit markets, caused many E&P companies to significantly reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and adversely impacted the prices oilfield services companies could charge for their services.

Prices for oil and natural gas historically have been extremely volatile and are expected to continue to be volatile. During the past three years, the posted West Texas Intermediate (“WTI”) price for oil has ranged from a low of $26.21 per barrel (“Bbl”) in February 2016 to a high of $107.26 per Bbl in June 2014. During 2016, WTI prices ranged from $26.21 to $54.06 per Bbl. If the prices of oil and natural gas continue to be volatile, reverse their recent increases or decline, our operations, financial condition, cash flows and level of expenditures may be materially and adversely affected.

We face significant competition that may impede our ability to gain market share or cause us to lose market share.

The market for mobile proppant management systems is becoming increasingly competitive. We face competition from proppant producers, pressure pumping companies and proppant transporters who also offer solutions for unloading, storing and delivering proppant at well sites and also from competitors who, like us, are exclusively focused on developing more efficient last mile logistics management systems. Some of these solutions utilize containers for on-site proppant storage, handling delivery and others use silo-based storage as we do. Some of our competitors have greater financial and other resources than we do and may develop technology superior to ours or more cost-effective than ours. Competition in our industry is thus based on price, consistency and quality of products, distribution capability, customer service, reliability of supply, breadth of product offering and technical support. If our competitors are able to respond to industry conditions or trends more rapidly or effectively or resort to price competition, we may be unable to gain or maintain our market share or may lose market share, which could have an adverse effect on our business, results of operations and financial condition.

Technological advancements in well service technologies, including those that reduce the amount of proppant required for hydraulic fracturing operations, could have a material adverse effect on our business, financial condition and results of operations.

Our industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As competitors and others use or develop new technologies or technologies comparable to ours in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or services at all, on a timely basis or at an acceptable cost. New technology or changes in our customers’ well completion designs could also reduce the demand for proppant or the amount of proppant required for hydraulic fracturing activities, thereby reducing or eliminating the need for our systems. Limits on our ability to effectively use, implement or adapt to new technologies may have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by uncertainty in the global financial markets and the deterioration of the financial condition of our customers.

Our future results may be impacted by the uncertainty caused by an economic downturn, volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers’ spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments or the failure of major suppliers to complete orders. Additionally, during times when the natural gas or crude oil markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers’ spending for our systems. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense or loss of expected revenues to us.

Reliance upon a few large customers may adversely affect our revenue and operating results.

Our top three customers collectively represented approximately 58.1% and 53.2% of our consolidated revenue for the years ended December 31, 2016 and 2015, respectively. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer fails to pay us, revenue would be impacted and our operating results and financial condition could be materially harmed. Additionally, we typically do not enter into long-term contractual agreements with our customers and if we were to lose any material customer, we may not be able to redeploy our equipment at similar utilization or pricing levels or within a short period of time and such loss could have a material adverse effect on our business until the equipment is redeployed at similar utilization or pricing levels.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, many of whose operations are concentrated solely in the domestic E&P industry which, as described above, is subject to volatility and, therefore, credit risk. Our credit procedures and policies may not be adequate to fully reduce customer credit risk. For example, for the year ended December 31, 2016, we had approximately $0.1 million of bad debts on which we do not expect to collect due to the bankruptcy of a customer. If we are unable to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use our equipment could have a material adverse effect on our business, financial condition, prospects or results of operations.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.

Our commercial success depends on our patented and proprietary information and technologies, know-how and other intellectual property. Because of the technical nature of our business, we rely on a combination of patent, copyright, trademark and trade secret laws, and restrictions on disclosure to protect our intellectual property. In particular, as of December 31, 2016, we had one patent issued with respect to our mobile proppant management system design and one patent issued with respect to the lifting and lowering mechanism utilized by our systems to erect and lower their silos. We customarily enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our design information, documentation and other patented and proprietary information. In addition, in the future we may acquire additional patents or patent portfolios, which could require significant cash expenditures. However, third parties may knowingly or unknowingly infringe our patent or other proprietary rights, third parties may challenge patents or proprietary rights held by us, and pending and future trademark and patent applications may not be approved. Failure to protect, monitor and control the use of our existing intellectual property rights could cause us to lose our competitive advantage and incur significant expenses. It is possible that our competitors or others could independently develop the same or similar technologies or otherwise obtain access to our unpatented technologies. In such case, our trade secrets would not prevent third parties from competing with us. Consequently, our results of operations may be adversely affected. Furthermore, third parties or our employees may infringe or misappropriate our patented or proprietary technologies or other intellectual property rights, which could also harm our business and results of operations. Policing unauthorized use of intellectual property rights can be difficult and expensive, and adequate remedies may not be available.

We may be adversely affected by disputes regarding intellectual property rights of third parties.

Third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates intellectual property rights. We may not prevail in any such legal proceedings related to such claims, and our systems may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. If we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any legal proceeding concerning intellectual property could be protracted and costly regardless of the merits of any claim and is inherently unpredictable and could have a material adverse effect on our financial condition, regardless of its outcome.

If we were to discover that our technologies or products infringe valid intellectual property rights of third parties, we may need to obtain licenses from these parties or substantially re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. If our inability to obtain required licenses for our technologies or products prevents us from selling our products, that could adversely impact our financial condition and results of operations.

Additionally, we currently license certain third party intellectual property in connection with our business, and the loss of any such license could adversely impact our financial condition and results of operations.

Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

Our assets may be affected by natural or man-made disasters and other external events that may disrupt our manufacturing operations. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. In addition, our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource related matters.

The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our liquidity, results of operations and financial condition. Claims for loss of oil and natural gas production and damage to formations can occur in our industry. Litigation arising from a catastrophic occurrence at a location where our systems are deployed may result in our being named as a defendant in lawsuits asserting large claims.

We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

Our assets require capital for maintenance, upgrades and refurbishment and may require significant capital expenditures for new equipment.

Our systems require capital investment in maintenance, upgrades and refurbishment to maintain their competitiveness. The costs of components and labor have increased in the past and may increase in the future with increases in demand, which will require us to incur additional costs to upgrade any systems we may manufacture in the future. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Furthermore, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, competition or advances in technology within our industry may require us to update or replace existing systems or build or acquire new systems. Such demands on our capital or reductions in demand for our systems and the increase in cost of labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase our costs.

We rely on a limited number of third party manufacturers to supplement our internal production capacity during periods of peak demand, and delays in deliveries of any outsourced components or increases in the cost of such outsourced components could harm our business, results of operations and financial condition.

We have established relationships with a limited number of manufacturers that fabricate certain components of our systems during periods of peak demand to supplement our internal production capacity. Should any of these third-party manufacturers be unable to provide or otherwise fail to deliver such components in a timely manner and in the quantities required, any resulting delays in the provision of such components could have a material adverse effect on our business, results of operations and financial condition. Additionally, increasing costs of manufacturing such outsourced components may negatively impact demand for our systems or the profitability of our business operations.

We currently rely on a limited number of suppliers for certain equipment to build our systems, and our reliance on a limited number of suppliers for such equipment exposes us to risks including price and timing of delivery.

We currently rely on a limited number of suppliers for certain equipment to build our systems. If demand for our systems or the components necessary to build such systems increases or our suppliers for our equipment face financial distress or bankruptcy, our suppliers may not be able to provide such equipment on schedule or at the current price. In particular, steel is the principal raw material used in the manufacture of our systems, and the price of steel has historically fluctuated on a cyclical basis and has often depended on a variety of factors over which we have no control. Additionally, we depend on one supplier for the motors that we use in our systems, which are a critical component. If our suppliers are unable to provide the raw materials and components needed to build our systems on schedule or at the current price, we could be required to seek other suppliers for the raw materials and components needed to build and operate our systems, which may adversely affect our revenues or increase our costs.

Our business depends on our customers having access to an adequate supply of proppant to meet their needs.

Although there have been historical shortages of proppant during various periods, including between 2011 and 2014, increased proppant mining, among other trends, has resulted in production of proppant that we believe exceeds current demand. Because our business depends upon the availability of proppant to our customers, any future proppant shortages could decrease the demand for our systems and have a material adverse effect on our operations, prospects and financial condition.

Fluctuations in transportation costs or the availability or reliability of transportation to supply our proppant systems could impair the ability of our customers to take delivery of proppant and thereby adversely impact our business.

Disruption of proppant transportation services due to shortages of rail cars, pneumatic trucks, weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks or other events could temporarily impair the ability of our customers to take delivery of proppant at the well site. Accordingly, if there are disruptions of the services utilized by our customers (whether these services are provided by us or a third party), and they are unable to find alternative transportation providers to transport proppants to the well site, our business could be adversely affected.

A number of our customers operate in urban areas, which could increase the costs of deploying our systems and/or decrease the demand for our systems.

A number of our current and potential customers operate in urban areas, which could disproportionately expose them to operational and regulatory risk in that area. For example, operations within the city limits of various municipalities in northeastern Colorado may involve additional expenses, including expenses relating to mitigation of noise, odor and light that may be emitted in the deployment of our systems, expenses related to the appearance of our systems and limitations regarding when and how our customers can operate our systems. In addition, we and our customers may experience a higher rate of litigation or increased insurance and other costs related to the deployment of our systems in such highly populated areas.

We may have difficulty managing growth of our business, which could adversely affect our financial condition and results of operations.

As a recently formed company, growth of our business could place a significant strain on our financial, technical, operational and management resources. As we expand the scope of our activities and our geographic coverage through organic growth, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, engineers and other professionals in the oilfield services industry, could have a material adverse effect on our business, financial condition, results of operations and our ability to successfully or timely execute our business plan.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities may serve to limit future oil and natural gas exploration and production activities and could have a material adverse effect on our results of operations and business.

We do not conduct hydraulic fracturing but as our primary line of business, we do rent our systems and unload, store and deliver the proppants used in such systems for our customers, who rely on hydraulic fracturing to stimulate production of natural gas and/or oil from dense subsurface rock formations. Hydraulic fracturing is an important and common practice that is typically regulated by state oil and gas commissions or similar agencies.

However, several federal agencies have asserted regulatory authority or pursued investigations over certain aspects of the hydraulic fracturing process. For example, in February 2014, the U.S. Environmental Protection Agency (“EPA”) asserted regulatory authority pursuant to the U.S. Safe Drinking Water Act’s (“SDWA”) Underground Injection Control (“UIC”) program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities. Also, beginning in 2012, the EPA issued a series of regulations under the federal Clean Air Act (“CAA”) that include New Source Performance Standards (“NSPS”) for completions of hydraulically fractured natural gas wells and certain other plants and equipment and, more recently, in June 2016, new emissions standards for methane and additional standards for volatile organic compounds (“VOCs”) from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category. The federal Bureau of Land Management (“BLM”) published a final rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands, which rule was struck down by a federal judge in June 2016 but that decision is currently being appealed by the federal government. Also, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances.

From time to time, legislation has been introduced in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process but, to date, such legislation has not been adopted. Also, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate.

Moreover, our customers typically dispose of flowback and produced water or certain other oilfield fluids gathered from oil and natural gas producing operations in underground disposal wells. This disposal process has been linked to increased induced seismicity events in certain areas of the country, particularly in Oklahoma, Texas, Colorado, Kansas, New Mexico and Arkansas. These and other states have begun to consider or adopt laws and regulations that may restrict or otherwise prohibit oilfield fluid disposal in certain areas or underground disposal wells, and state agencies implementing these requirements may issue orders directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations or impose standards related to disposal well construction and monitoring. Any one or more of these developments may result in our customers having to limit disposal well volumes, disposal rates or locations, or require our customers or third party disposal well operators that are used by our customers to cease disposal well activities, which developments could adversely affect our customers’ business and result in a corresponding decrease in the need for our systems, which could have a material adverse effect on our business, financial condition, and results of operations.

Increased regulation and attention given to the hydraulic fracturing process and associated processes could lead to greater opposition to, and litigation concerning, oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays for our customers or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult for our customers to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our systems and increased compliance costs and time, which could have a material adverse effect on our liquidity, results of operations, and financial condition.

Finally, water is an essential component of shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Our customers’ access to water to be used in these processes may be adversely affected due to reasons such as periods of extended drought, private, third party competition for water in localized areas or the implementation of local or state governmental programs to monitor or restrict the beneficial use of water subject to their jurisdiction for hydraulic fracturing to assure adequate local water supplies. Our customers’ inability to locate or contractually acquire and sustain the receipt of sufficient amounts of water could adversely impact their exploration and production operations and have a corresponding adverse effect on our business, results of operations and financial condition.

Changes in transportation regulations may increase our costs and negatively impact our results of operations.

We are subject to various transportation regulations including as a motor carrier by the U.S. Department of Transportation and by various federal, state and tribal agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing, driver requirements and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, hours of service regulations that govern the amount of time a driver may drive or work in any specific period and limits on vehicle weight and size. As the federal government continues to develop and propose regulations relating to fuel quality, engine efficiency and greenhouse gas emissions, we may experience an increase in costs related to truck purchases and maintenance, impairment of equipment productivity, a decrease in the residual value of vehicles, unpredictable fluctuations in fuel prices and an increase in operating expenses. Increased truck traffic may contribute to deteriorating road conditions in some areas where our operations are performed. Our operations, including routing and weight restrictions, could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. Also, state and local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business or operations.

We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

Our operations and the operations of our customers are subject to numerous federal, regional, state and local laws and regulations relating to worker health and safety, protection of natural resources and the environment, and waste management, including the transportation and disposal of wastes and other materials. Numerous governmental entities, including the EPA and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may impose numerous obligations on our operations and the operations of our customers, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on the types, quantities and concentrations of various substances that can be released into the environment or injected in formations in connection with oil and natural gas drilling and production activities, the incurrence of capital expenditures to mitigate or prevent releases of materials from our equipment, facilities or from customer locations where we are deploying our systems, the imposition of substantial liabilities for pollution resulting from our operations, and the application of specific health and safety criteria addressing worker protection. Any failure on our part or the part of our customers to comply with these laws and regulations could result in prohibitions or restrictions on operations, assessment of sanctions including administrative, civil and criminal penalties, issuance of corrective action orders requiring the performance of investigatory, remedial or curative activities or enjoining performance of some or all of our operations in a particular area. In particular, under certain circumstances, environmental agencies may delay or refuse to grant required approvals or cancel or amend existing permits or leases that may relate to our customers’ operations, in which event such operations may be interrupted or suspended for varying lengths of time, causing a reduced demand for our systems, an associated loss of revenue to us and adversely affecting our results of operations in support of those customers.

Our business activities present risks of incurring significant environmental costs and liabilities, including costs and liabilities resulting from our handling of regulated materials, such as oilfield and other wastes, because of air emissions and wastewater discharges related to our operations, and due to historical oilfield industry operations and waste disposal practices. In addition, private parties, including the owners of properties upon which we deploy our systems and facilities where our wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our liquidity, results of operations and financial condition.

Laws and regulations protecting the environment generally have become more stringent in recent years and are expected to continue to do so, which could lead to material increases in costs for future environmental compliance and remediation. Changes in existing laws or regulations, or the adoption of new laws or regulations, could delay or curtail exploratory or developmental drilling for oil and natural gas and could have a corresponding adverse effect on us by reducing the demand for our systems. We may not be able to recover some or any of our costs of compliance with these laws and regulations from insurance.

Silica-related legislation, health issues and litigation could have a material adverse effect on our business, reputation or results of operations.

We are subject to laws and regulations relating to human exposure to crystalline silica. In March 2016, OSHA amended its legal requirements, publishing a final rule that established a more stringent permissible exposure limit for exposure to respirable crystalline silica and provided other provisions to protect employees, such as requirements for exposure assessment, methods for controlling exposure, respiratory protection, medical surveillance, hazard communication, and recordkeeping. This final rule became effective in June 2016. However, several industry groups have filed suit in the D.C. Circuit to halt implementation of the rule. Historically, our environmental compliance costs with respect to existing crystalline silica requirements have not had a material adverse effect on our results of operations; however, federal and state regulatory authorities, including OSHA, may continue to propose changes in their regulations regarding workplace exposure to crystalline silica, such as permissible exposure limits and required controls and personal protective equipment and we can provide no assurance that we will be able to comply with any future laws and regulations relating to exposure to crystalline silica that are adopted, or that the costs of complying with such future laws and regulations would not have a material adverse effect on our operating results by requiring us to modify or cease our operations.

In addition, the inhalation of respirable crystalline silica is associated with the lung disease silicosis. There is recent evidence of an association between crystalline silica exposure or silicosis and lung cancer and a possible association with other diseases, including immune system disorders such as scleroderma. These health risks have been, and may continue to be, a significant issue confronting the hydraulic fracturing industry. Concerns over silicosis and other potential adverse health effects, as well as concerns regarding potential liability from the use of hydraulic fracture sand, may have the effect of discouraging our customers’ use of hydraulic fracture sand. The actual or perceived health risks of handling hydraulic fracture sand could materially and adversely affect hydraulic fracturing service providers, including us, through reduced use of hydraulic fracture sand, the threat of product liability or employee lawsuits, increased scrutiny by federal, state and local regulatory authorities of us and our customers or reduced financing sources available to the hydraulic fracturing industry.

Anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the use and operation of our systems, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

Fuel conservation measures could reduce demand for oil and natural gas which would in turn reduce the demand for our systems.

Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal, and biofuels) could reduce demand for hydrocarbons and therefore for our systems, which would lead to a reduction in our revenues.

Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.

Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business in a manner that is consistent with applicable laws, rules and permits, which legal requirements are subject to change. Existing and potential customers consider the safety record of their third-party service providers to be of high importance in their decision to engage such providers. If one or more accidents were to occur in connection with the use of our systems, the affected customer may seek to terminate or cancel its use of our services and may be less likely to continue to use our systems, which could cause us to lose substantial revenues. Furthermore, our ability to attract new customers may be impaired if they elect not to engage us because they view our safety record as unacceptable. In addition, it is possible that we will experience multiple or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or hire inexperienced personnel to bolster our staffing needs.

Climate change legislation and regulations restricting or regulating emissions of greenhouse gases could result in increased operating and capital costs for our customers and reduced demand for our systems.

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of greenhouse gases (“GHGs”). While no comprehensive climate change legislation has been implemented at the federal level, the EPA and states or groupings of states have pursued legal initiatives in recent years that seek to reduce GHG emissions through efforts that include consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources. In particular, the EPA has adopted rules under authority of the CAA that, among other things, establish certain permit reviews for GHG emissions from certain large stationary sources, which reviews could require securing permits at covered facilities emitting GHGs and meeting defined technological standards for those GHG emissions. The EPA has also adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, including, among others, onshore production.

Federal agencies also have begun directly regulating emissions of methane, a GHG, from oil and natural gas operations. In June 2016, the EPA published regulations requiring certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and VOC emissions. Several states and industry groups have filed suit before the D.C. Circuit challenging the EPA’s implementation of the methane rule and legal authority to issue the methane rules. In November 2016, the EPA began seeking additional information on methane emissions from certain existing facilities and operations in the oil and natural gas sector as necessary to eventually expand the methane rules to include existing equipment and processes, but on March 3, 2017, the EPA announced that it was withdrawing the ICR so that the agency may further assess the need for the information that it was collecting through the request. Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that prepared an agreement requiring member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This “Paris agreement” was signed by the United States in April 2016 and entered into force in November 2016; however, this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions.

The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition, demand for our systems, results of operations, and cash flows.

Finally, increasing concentrations of GHG in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such climate changes were to occur, they could have an adverse effect on our financial condition and results of operations and the financial condition and operations of our customers.

Any future indebtedness could adversely affect our financial condition.

Although we will have no indebtedness outstanding under our Credit Facility (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements”) at the closing of this offering, we will be able to borrow up to $20.0 million under our Credit Facility after giving effect to the use of the net proceeds of this offering and anticipated amendment of our Credit Facility.

In addition, subject to the limits contained in our Credit Facility, we may incur substantial additional debt from time to time. Any borrowings we may incur in the future would have several important consequences for our future operations, including that:

•	covenants contained in the documents governing such indebtedness may require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

•	we may be competitively disadvantaged to our competitors that are less leveraged or have greater access to capital resources; and

•	we may be more vulnerable to adverse economic and industry conditions.

If we incur indebtedness in the future, we may have significant principal payments due at specified future dates under the documents governing such indebtedness. Our ability to meet such principal obligations will be dependent upon future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay any incurred indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of such indebtedness or to obtain additional financing.

Our Credit Facility subjects us to various financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under our Credit Facility.

Our Credit Facility subjects us to significant financial and other restrictive covenants, including, but not limited to, restrictions on incurring additional debt and certain distributions. Our ability to comply with these financial condition tests can be affected by events beyond our control and we may not be able to do so.

Our Credit Facility contains certain financial covenants, including a certain leverage ratio and a certain minimum fixed charge coverage ratio we must maintain. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements.”

If we are unable to remain in compliance with the financial covenants of our Credit Facility, then amounts outstanding thereunder may be accelerated and become due immediately. Any such acceleration could have a material adverse effect on our financial condition and results of operations.

Increases in interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

Interest rates on future borrowings, credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our shares, and a rising interest rate environment could have an adverse impact on the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

Our business is difficult to evaluate because we have a limited operating history.

We were formed in February 2017 and do not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC, which was formed in July 2014. Except as expressly noted otherwise, our historical financial information and operational data described in this prospectus is that of Solaris LLC and its consolidated subsidiaries. As a result, there is only limited historical financial and operating information available upon which to base your evaluation of our performance.

We rely on a few key employees whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our executive team, including our chief executive officer or chief financial officer, could disrupt our operations. We do not have any written employment agreement with our executives at this time. Further, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

If we are unable to access the services of a sufficient number of skilled and qualified workers, our capacity and profitability could be diminished and our growth potential could be impaired.

The manufacture and delivery of our products requires skilled and qualified workers with specialized skills and experience who can perform physically demanding work. As a result of the volatility of the oilfield services industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive. Our ability to be productive and profitable will depend upon our ability to have access to the services of skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced personnel is intense, and a significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

We may be subject to risks in connection with acquisitions.

We have completed and may, in the future, pursue asset acquisitions or acquisitions of businesses. The process of upgrading acquired assets to our specifications and integrating acquired assets or businesses may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount time and resources. Our failure to incorporate acquired assets or businesses into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Such events could also mean an acquisition that we expected to be accretive is not accretive and, in extreme cases, the asset is idle.

Our industry overall has experienced a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our liquidity, results of operations and financial condition.

We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our systems require skilled workers who can perform physically demanding work. As a result of our industry volatility, including the recent and pronounced decline in drilling activity, as well as the demanding nature of the work, many workers in our industry have left to pursue employment in different fields. Though our historical turnover rates have been significantly lower than those of our competitors, if we are unable to retain or meet growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition, prospects and results of operations.

Our systems are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. Litigation arising from operations where our systems are deployed, may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. We maintain what we believe is customary and reasonable insurance to protect our business against these potential losses, but such insurance may not be adequate to cover our liabilities, and we are not fully insured against all risks.

In addition, our customer assumes responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling and completion fluids. We may have liability in such cases if we are negligent or commit willful acts. Our customers generally agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that, in the case of our well site services, their employees are injured or their properties are damaged by such services, unless resulting from our gross negligence or willful misconduct. Our customers also generally agree to indemnify us for loss or destruction of customer-owned property or equipment. In turn, we agree to indemnify our customers for loss or destruction of property or equipment we own and for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. However, we might not succeed in enforcing such contractual allocation or might incur an unforeseen liability falling outside the scope of such allocation. As a result, we may incur substantial losses which could materially and adversely affect our financial condition and results of operation.

Seasonal weather conditions and natural disasters could severely disrupt normal operations and harm our business.

Our operations are located in different regions of the United States, some of which are prone to periods of heavy snow, ice or rain and others of which may be prone to certain natural disasters such as tornadoes. The occurrence of any such severe weather conditions or natural disasters could cause our E&P customers to suspend operations, thereby reducing the demand for our systems and our ability to generate revenues. The exploration activities of our customers may also be affected during such periods of adverse weather conditions. Additionally, extended drought conditions in our operating regions could impact our ability or our customers’ ability to source sufficient water or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations.

We may be subject to interruptions or failures in our information technology systems.

We rely on sophisticated information technology systems and infrastructure to support our business, including process control technology. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, usage errors by employees, computer viruses, cyber-attacks or other security breaches, or similar events. The failure of any of our information technology systems may cause disruptions in our operations, which could adversely affect our sales and profitability.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to deliver our systems and perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.

A terrorist attack or armed conflict could harm our business.

The occurrence or threat of terrorist attacks in the United States or other countries, anti-terrorist efforts and other armed conflicts involving the United States or other countries, including continued hostilities in the Middle East, may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our systems and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have entered into a significant number of transactions with related parties. The details of certain of these transactions are set forth in the section “Certain Relationships and Related Party Transactions.” Related party transactions create the possibility of conflicts of interest with regard to our management or directors. Such a conflict could cause an individual in our management or on our board of directors to seek to advance his or her economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our board of directors regularly reviews these transactions. Notwithstanding this, it is possible that a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

Our historical financial statements may not be indicative of future performance.

Due to our limited operating history, comparisons of our current and future operating results with prior periods are difficult. As a result, our limited historical financial performance as the owner of the acquired assets may make it difficult for stockholders to evaluate our business and results of operations to date and to assess our future prospects and viability.

We may record losses or impairment charges related to idle assets or assets that we sell.

Prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses. These events could result in the recognition of impairment charges that negatively impact our financial results. Significant impairment charges as a result of a decline in market conditions or otherwise could have a material adverse effect on our results of operations in future periods.

Risks Related to this Offering and Our Class A Common Stock

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Solaris LLC and we will be accordingly dependent upon distributions from Solaris LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets other than our equity interest in Solaris LLC. Please see “Corporate Reorganization.” We will have no independent means of generating revenue. To the extent Solaris LLC has available cash, we intend to cause Solaris LLC to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement we will enter into with the TRA Holders and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and Solaris LLC or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Moreover, because we will have no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Solaris LLC’s subsidiaries to make distributions to it. The ability of Solaris LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Solaris LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our fiscal year ending December 31, 2018, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2022. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A common stock;

•	sales of our Class A common stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Our principal stockholders will collectively hold a substantial majority of the voting power of our common stock.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the Existing Owners will own 100.0% of our Class B common stock and a 76.2% interest in Solaris LLC (representing 76.2% of our combined economic interest and voting power) of which, (i) Yorktown will own approximately 46.4% of our Class B common stock and an approximate 35.4% interest in Solaris LLC (representing approximately 35.4% of our combined economic interest and voting power) and (ii) William A. Zartler, the Chairman of our board of directors, will beneficially own approximately 40.1% of our Class B common stock and an approximate 30.6% interest in Solaris LLC (representing approximately 30.6% of our capital stock). Following the LSS Distribution, it is expected that Mr. Zarter will beneficially own approximately 21.8% of our Class B common stock and an approximate 16.6% interest in Solaris LLC (representing approximately 16.6% of our capital stock).

Although the Existing Owners are entitled to act separately in their own respective interests with respect to their ownership in us, if the Existing Owners choose to act in concert, they will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

So long as the Existing Owners continue to control a significant amount of our common stock, each will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other stockholders. In addition, certain of our Existing Owners, including Yorktown, and their respective affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Such Existing Owners and their respective affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors’ business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

Certain Designated Parties are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable such Designated Parties and their respective affiliates to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that Yorktown, Wells Fargo Central Pacific Holdings, Inc. and our directors who are not also our officers, including William A. Zartler, the Chairman of our board of directors, who upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), will beneficially own approximately 40.1% of our Class B common stock, representing approximately 30.6% of our capital stock, and their respective portfolio investments and affiliates (collectively, the “Designated Parties”) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. Following the LSS Distribution, it is expected that Mr. Zarter will beneficially own approximately 21.8% of our Class B common stock and an approximate 16.6% interest in Solaris LLC (representing approximately 16.6% of our capital stock).

In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

•	permit such Designated Parties to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•	provide that if such Designated Parties, or any employee, partner, member, manager, officer or director of such Designated Parties who is also one of our directors, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

The Designated Parties may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, the Designated Parties may dispose of oil and natural gas service assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to the Designated Parties could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock—Corporate Opportunity.”

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

•	dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

•	providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•	permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•	permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

•	requiring the affirmative vote of the holders of at least 75% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

•	prohibiting cumulative voting in the election of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $2.27 per share.

Purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $2.27 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2016 after giving effect to this offering would be $3.95 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We do not intend to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of our Class A common stock in subsequent offerings. In addition, subject to certain limitations and exceptions, the Existing Owners may redeem their Solaris LLC Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. After the completion of this offering, we will have 10,100,000 outstanding shares of Class A common stock and 32,365,823 outstanding shares of Class B common stock. This number includes 10,100,000 shares of Class A common stock that we are selling in this offering but does not include the 1,515,000 shares of Class A common stock that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners will own 32,365,823 shares of Class B common stock, representing approximately 76.2% (or 72.6% if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future. We expect that certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 5,040,419 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers, and certain of the Existing Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

A portion of the proceeds from this offering will be used to make a distribution to the Existing Owners and to grant certain employees cash bonuses and will not be available to fund our operations.

As described in “Use of Proceeds,” Solaris LLC intends to use approximately $25.8 million of the proceeds from this offering to make a distribution to the Existing Owners and approximately $3.1 million of the proceeds from this offering to grant cash bonuses to certain employees and consultants. Consequently, such portion of the proceeds from this offering will not be available to fund our operations, capital expenditures or acquisition opportunities. See “Use of Proceeds.”

Solaris Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, Solaris Inc. will enter into a Tax Receivable Agreement with the TRA Holders. This agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain benefits attributable to imputed interest. Solaris Inc. will retain the benefit of the remaining 15% of these cash savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers, asset sales, other forms of business combination or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

The payment obligations under the Tax Receivable Agreement are Solaris Inc.’s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax

Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of any redemption of Solaris LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate of one-year London Interbank Offered Rate (“LIBOR”) plus 100 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement (including having sufficient taxable income to currently utilize any accumulated net operating loss carryforwards) and (ii) any Solaris LLC Units (other than those held by Solaris Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

If we experience a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement otherwise terminates early, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $121.0 million (calculated using a discount rate equal to one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $161.3 million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) Solaris Inc. would be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Holders’ having a continued interest in us or Solaris LLC. Accordingly, the TRA Holders’ interests may conflict with those of the holders of our Class A common stock. Please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

Sales or redemptions of 50% or more of the Solaris LLC Common Units during any twelve-month period will result in a termination of Solaris LLC for federal income tax purposes.

Solaris LLC will be considered to have constructively terminated for U.S. federal income tax purposes if there is a sale or redemption of 50% or more of the capital and profits of the company within a twelve-month period. A constructive termination of Solaris LLC could result in a significant deferral of depreciation deductions allocable to us in computing our taxable income.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; (ii) comply with any new requirements if adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded corporation and our capital programs.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	the level of domestic capital spending by the oil and natural gas industry;

•	natural or man-made disasters and other external events that may disrupt our manufacturing operations;

•	volatility of oil and natural gas prices;

•	changes in general economic and geopolitical conditions;

•	large or multiple customer defaults, including defaults resulting from actual or potential insolvencies;

•	technological advancements in well service technologies;

•	competitive conditions in our industry;

•	inability to fully protect our intellectual property rights;

•	changes in the long-term supply of and demand for oil and natural gas;

•	actions taken by our customers, competitors and third-party operators;

•	fluctuations in transportation costs or the availability or reliability of transportation to supply our proppant systems;

•	changes in the availability and cost of capital;

•	our ability to successfully implement our business plan;

•	our ability to complete growth projects on time and on budget;

•	the price and availability of debt and equity financing (including changes in interest rates);

•	changes in our tax status;

•	our ability to successfully develop our research and technology capabilities and implement technological developments and enhancements;

•	the effects of existing and future laws and governmental regulations (or the interpretation thereof);

•	failure to secure or maintain contracts with our largest customers;

•	the effects of future litigation; and

•	other factors discussed in this prospectus.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $110.8 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds as follows:

Sources of Funds		Use of Funds
	(In millions)

Net proceeds from this offering	$110.8	Repayment of our Credit Facility	$5.5

		Payment of cash bonuses to certain employees and consultants(1)	3.1

		Distribution to Existing Owners(2)	25.8

		General corporate purposes, including capital expenditures	76.4

Total sources of funds	$110.8	Total uses of funds	$110.8

(1)	Represents cash bonuses payable to certain employees and consultants upon consummation of this offering. See “Executive Compensation.”
(2)	Represents a pro rata distribution of cash to the Existing Owners equal to the product of 2,288,800 times the initial public offering price per share of Class A common stock after underwriting discounts and commissions.

We intend to fund our $40.0 million to $55.0 million 2017 capital program with a portion of the net proceeds from this offering, along with cash flows from operations. We have not yet made final decisions with respect to our use of the remaining proceeds for general corporate purposes, though we may use such proceeds to develop additional proppant logistics capabilities, identify and develop new product and service offerings or pursue acquisitions. We cannot currently allocate specific percentages of the net proceeds that we may use for such purposes. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes.

The revolving credit commitments under our Credit Facility (the “Revolving Facility”) have a scheduled maturity date of December 1, 2018 and the advance loan commitments under our Credit Facility (the “Advance Loan Facility”) have a scheduled maturity date of December 1, 2021. As of December 31, 2016, the Credit Facility had an outstanding balance of approximately $2.5 million and bore interest at a weighted average interest rate of 5.3%. The borrowings to be repaid, which currently consist of $1.0 million under the Revolving Facility and $4.5 million under the Advance Loan Facility, were incurred primarily to fund capital expenditures and the growth of our business. While we currently do not have plans to immediately borrow additional amounts under our Credit Facility, we may at any time reborrow amounts repaid under the Revolving Facility and we may do so to fund our capital program and for other general corporate purposes. In connection with this offering, we expect to amend our Credit Facility to, among other things, terminate the Advance Loan Facility and extend the maturity date of the Revolving Facility to on or around the fourth anniversary of the consummation of this offering.

To the extent the underwriters’ option to purchase additional shares is exercised, Solaris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our Credit Facility restricts our ability to pay cash dividends to holders of our Class A common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis after giving effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at an initial offering price of $12.00 per share and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements and related notes and our unaudited pro forma financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2016
	Actual	As Adjusted
	(in thousands, except share counts and par value) (unaudited)
Cash and cash equivalents	$3,568	$87,964

Long-term debt, including current maturities
Credit Facility(1)(2)	$2,500	$—
Notes payable	451	451
Capital leases	239	239

Total Debt	$3,190	$690

Members’/Stockholders’ equity
Members’ equity	$71,346	$—
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 600,000,000 shares authorized, 10,100,000 shares issued and outstanding (As Adjusted)	—	101
Class B common stock, zero par value, no shares authorized, issued or outstanding (Actual); 180,000,000 shares authorized, 32,365,823 shares issued and outstanding (As Adjusted)	—	—
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 50,000,000 shares authorized, no shares issued and outstanding (As Adjusted)	—	—
Additional paid-in capital	—	61,977
Accumulated deficit	—	(1,789)

Total members’/stockholders’ equity	$71,346	$60,289
Noncontrolling interest	—	120,569

Total capitalization	$74,536	$181,548

(1)	Excludes debt issuance costs. Our senior secured credit facility and the related debt issuance costs are reflected in our financial statements. See Note 9, “Senior Secured Credit Facility” to our consolidated financial statements as of December 31, 2016 included elsewhere in this prospectus for further information.
(2)

As of December 31, 2016, our senior secured credit facility consisted of up to $10.0 million aggregate principal amount of advance term loan commitments and up to $1.0 million aggregate principal amount of revolving credit commitments. We anticipate that the amendment to our credit facility we expect to enter into in connection with this offering will provide for up to $20.0 million aggregate principal amount of revolving credit commitments. As of April 28, 2017, we had $5.5 million of outstanding borrowings under our senior secured credit facility. After giving effect to the sale of shares of our Class A common stock in this offering, the application of the anticipated net proceeds therefrom and the anticipated amendment of our credit facility in connection therewith, we expect to have $20.0 million of available borrowing capacity under our credit facility.

The information presented above assumes no exercise of the underwriters’ option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering, including 648,030 restricted shares of our Class A common stock expected to be issued in connection with this offering and 591,261 shares of Class A common stock issuable upon exercise of outstanding stock options.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2016 was approximately $58.3 million, or $1.68 per share of Class A common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock on a one-for-one basis). After giving effect to the transactions described under “Corporate Reorganization” and the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of December 31, 2016 would have been approximately $167.7 million, or $3.95 per share. This represents an immediate increase in the net tangible book value of $2.27 per share to our Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $8.05 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock):

Initial public offering price per share		$12.00
Pro forma net tangible book value per share as of December 31, 2016 (after giving effect to our corporate reorganization)	$1.68
Increase per share attributable to new investors in this offering	2.27

As adjusted pro forma net tangible book value per share after giving further effect to this offering		3.95

Dilution in pro forma net tangible book value per share to new investors in this offering		$8.05

The following table summarizes, on an adjusted pro forma basis as of December 31, 2016, the total number of shares of Class A common stock owned by our Existing Owners (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our Existing Owners and to be paid by new investors in this offering at $12.00, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing Owners	32,365,823	76.2%	$73,686,207	37.8%	$2.28
New investors in this offering	10,100,000	23.8	121,200,000	62.2	12.00

Total	42,465,823	100.0%	$194,886,207	100.0%	$4.59

The data in the table excludes 5,040,419 shares of Class A common stock initially reserved for issuance under our long-term incentive plan, including (i) the 648,030 restricted shares of our Class A common stock expected to be issued to certain officers, directors, employees and consultants in connection with this offering and (ii) 591,261 shares of Class A common stock issuable upon exercise of outstanding stock options.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 11,615,000, or approximately 27.4% of the total number of shares of Class A and Class B common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Solaris Inc. was formed in February 2017 and does not have historical financial operating results. The following table shows selected historical consolidated financial data of our accounting predecessor, Solaris LLC. Solaris LLC was formed in July 2014. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Comparability of Our Financial Results,” our future results of operations may not be comparable to the historical results of our predecessor.

The following table summarizes our historical consolidated financial data and should be read together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization”, our consolidated financial statements and related notes and our unaudited pro forma financial statements and related notes included elsewhere in this prospectus.

The selected historical consolidated financial data as of and for the years ended December 31, 2016 and 2015 was derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus.

	Year ended December 31,
	2016	2015
	(in thousands, except per share and operating data)
Statement of Operations Data:
Revenue
Proppant system rental	$14,594	$8,296
Proppant system services	3,563	3,167
Proppant system sale	—	2,742

Total revenue	18,157	14,205
Operating expenses
Cost of proppant system rental (excluding $3,352 and $2,000 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	1,431	994
Cost of proppant system services (excluding $160 and $119 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	4,916	3,847
Cost of proppant system sale	—	1,948
Depreciation and amortization	3,792	2,395
Salaries, benefits and payroll taxes	3,061	3,571
Selling, general and administrative (excluding $280 and $276 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	2,096	2,663

Total operating expenses	15,296	15,418

Operating income (loss)	2,861	(1,213)
Other income (expense)
Interest expense, net	(23)	(22)
Other income (expense)	8	(71)

Total other income (expense)	(15)	(93)

Income (loss) before income tax expense	2,846	(1,306)

Income tax expense	43	67

Net income (loss)	$2,803	$(1,373)

	Year ended December 31,
	2016	2015
	(in thousands, except per share and operating data)
Pro forma information(1):
Pro forma net loss(2)	$(301)
Pro forma non-controlling interest(3)	(1,994)

Pro forma net loss attributable to common stockholders(2)	$(2,295)

Pro forma net loss per share attributable to common stockholders(4)
Basic	$(0.23)
Diluted	$(0.23)
Pro forma weighted-average number of shares(4)
Basic	10,100,000
Diluted	10,100,000

Balance Sheet Data (at period end):
Property, plant and equipment, net	$54,350	$46,846
Total assets	77,236	70,553
Long-term debt (including current portion)	3,041	529
Total liabilities	5,890	3,085
Total members’ equity	71,346	67,468

Cash Flow Statement Data:
Net cash provided by operating activities	$4,521	$2,156
Net cash used in investing activities	(10,935)	(27,859)
Net cash provided by financing activities	3,059	7,878

Other Data:
Adjusted EBITDA(5)	$6,788	$1,659
Revenue days(6)	5,745	2,579

(1)	For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.
(2)	Pro forma net loss reflects a pro forma income tax benefit of $1.3 million for the year ended December 31, 2016, of which $1.3 million is associated with the income tax effects of the corporate reorganization described under “—Corporate Reorganization” and this offering. Solaris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.
(3)	Reflects the pro forma adjustment to non-controlling interest and net income attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.
(4)	Pro forma net loss per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization.” Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the year ended December 31, 2016 excludes 351,061 shares of weighted average restricted Class A common stock expected to be issued in connection with this offering under our long-term incentive plan, 449,826 shares of Class A common stock issuable upon exercise of outstanding stock options and 32,365,823 shares of Class B Common Stock, as these shares would be antidilutive. The Company uses the “if-converted” method to determine the potential dilutive effect of its Class B Common Stock. On a pro forma basis for the year ended December 31, 2016, shares of Class B Common Stock were not recognized in dilutive earnings per share calculations as they would have been antidilutive.

(5)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary—Summary Historical Consolidated Financial Data—Non-GAAP Financial Measures.”
(6)	Revenue days is defined as the combined number of days our systems earned revenues in a period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains “forward-looking statements” that reflect our plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Our Predecessor and Solaris Inc.

We were formed in February 2017 and do not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC. Solaris LLC was formed in July 2014. Following this offering and the transactions related thereto, Solaris Inc. will become a holding company whose sole material asset will consist of Solaris LLC Units. After the consummation of the transactions contemplated by this prospectus, Solaris Inc. will be the managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate the financial results of Solaris LLC and its subsidiaries.

Overview

We manufacture and provide our patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. Our systems reduce our customers’ cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our customers include oil and natural gas exploration and production (“E&P”) companies, such as EOG Resources, Inc., Devon Energy and Apache Corporation, as well as oilfield service companies, such as ProPetro Services, Inc. Our systems are deployed in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK formation. Since commencing operations in April 2014, we have grown our fleet from two systems to 37 systems. Demand for our systems in the second half of 2016 was significantly higher than in the first half of 2016, and we expect demand for our systems in 2017 to continue the demand trends we experienced in the second half of 2016. We currently have more demand for our systems than we can satisfy with our existing fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

Our mobile proppant system is designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics, which we define as the transportation of proppant from transload terminal or regional proppant mine to the well site. Today’s horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well which creates bottlenecks in the storage, handling and delivery of proppant. Our patented systems typically provide 2.5 million pounds of proppant storage capacity in a footprint that is considerably smaller than traditional or competing well site proppant storage equipment. Our systems have the ability to unload up to 24 pneumatic proppant trailers simultaneously. Importantly, the proppant storage silos in our systems can be filled from trucks while simultaneously delivering proppant on-demand directly to the blender for hydraulic fracturing operations. Accordingly, our systems can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a reduction in our customers’ costs. Our systems also reduce the amount of truck demurrage, or wait time, at the well site which can result in significant cost savings for our customers.

Recent Trends and Outlook

Demand for our systems is predominantly influenced by the level of drilling and completion by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. More specifically, demand for our systems is driven by demand for proppant, which, in turn, is primarily driven by advancements in oil and natural gas drilling and well completion technology and techniques, such as horizontal drilling and hydraulic fracturing, which have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop.

While overall drilling and completion activities have declined in North America from their highs in late 2014 as a result of the downturn in hydrocarbon prices, the industry has witnessed an increase in such activity in the third and fourth quarters of 2016 as hydrocarbon prices have recovered. Recently, there has been an increase in proppant demand as E&P companies have shifted toward:

•	drilling more and longer horizontal wells;

•	completing more hydraulic fracturing stages and utilizing more proppant per lateral foot;

•	utilizing multi-well pads; and

•	accelerating completion rates through “zipper fracs,” or the process of completing multiple adjacent wells simultaneously.

We believe that the demand for proppant will increase over the medium and long term as commodity prices rise from their recent lows, which will lead producers to resume completion of their inventory of drilled but uncompleted wells and undertake new drilling activities. Further, recent agreements by OPEC and non-OPEC members to reduce their oil production quotas have also provided upward momentum for WTI prices, which have increased to $49.00 per Bbl as of April 28, 2017, up from a low of $26.21 per Bbl in February 2016.

While we do not currently anticipate any shortages in the supply of the proppant used in hydraulic fracturing operations, supplies of high-quality raw frac sand, the most prevalent proppant used, are limited to select areas, predominantly in western Wisconsin and limited areas of Minnesota and Illinois. Accordingly, transportation costs often represent a significant portion of our customer’s overall product cost, and transferring large quantities of proppant to the well site presents a number of challenges, including the cost and management of last mile logistics. In particular, today’s horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well which creates bottlenecks in the storage, handling and delivery of proppant. Additionally, increased focus on cost control and increased HS&E regulation has created numerous operational challenges that cannot be solved with labor intensive proppant storage equipment, such as those that utilize individual containers for on-site proppant storage and handling.

These supply and demand trends have contributed to our significant growth since our formation in 2014. We have increased our total system revenue days, defined as the combined number of days our systems earned revenues, in ten of the last eleven quarters beginning in the first quarter of 2014. Since commencing operations in April 2014, we have also grown our fleet from two systems to 37 systems. The increase in total system revenue days is attributable to both an increase in the number of systems available for rental and an increase in the rate at which our systems are utilized. Our total system revenue days increased from 2,579 in 2015 to 5,745 in 2016, an increase of approximately 123%. The number of systems in our fleet increased from an average of 13.9 during 2015 to an average of 24.0 during 2016, an increase of approximately 73%. In addition, our utilization rate increased from 51% in 2015 to 65% in 2016, an increase of approximately 27%. During 2014, we had 907 revenue days, an average of 2.8 systems in our fleet and a utilization rate of 90%. The high utilization rate in 2014 was partially due to the limited number of systems in our fleet.

For the purposes of the above paragraph, the following terms are defined as:

•	Utilization: the number of total system revenue days in a period divided by the number of available days in a period;

•	Available days: the total number of days our systems are available to generate revenue in a period, which takes into account the date on which new systems are added to the fleet. If a system is added to the fleet during a period, the remaining days in the period are considered available days; and

•	Available systems: available days in a period divided by the actual number of days in a period.

We currently have more demand for our systems than we can satisfy with our current fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

How We Generate Revenue

We currently generate revenue primarily through the rental of our systems and related services, including transportation of our systems and field supervision and support. The system rentals and provision of related services are performed under a variety of contract structures, primarily master service agreements as supplemented by individual work orders detailing statements of work, pricing agreements and specific quotes. The master service agreements generally establish terms and conditions for the provision of our systems and service on a well site, indemnification, damages, confidentiality, intellectual property protection and payment terms and provisions. The services are generally priced based on prevailing market conditions at the time the services are provided, giving consideration to the specific requirements and activity levels of the customer. We typically rent our systems on a monthly basis. In addition from time-to-time, we have evaluated and completed individual system sales on a case-by-case basis.

Costs of Conducting Our Business

The principal costs associated with operating our business are:

•	Costs of revenues (excluding depreciation and amortization);

•	Depreciation and amortization associated with the costs to build our systems;

•	Salaries, benefits and payroll taxes; and

•	Selling, general and administrative expenses.

The principal expenses comprising our costs of revenues (excluding depreciation and amortization) are (i) direct labor costs, and related travel and lodging expenses, (ii) system transportation costs and (iii) the costs of maintaining our equipment. Direct labor and related travel costs, transportation costs and equipment maintenance expenses comprised 54%, 22% and 18% of our total costs of revenues (excluding depreciation and amortization) for the year ended December 31, 2016. A large portion of our costs of revenues (excluding depreciation and amortization) are variable based on the number of systems deployed with customers.

Our depreciation and amortization expense primarily consists of the depreciation expense related to our systems. The costs to build our systems, including any upgrades, are capitalized and depreciated over a 15-year life.

Our salaries, benefits and payroll taxes are comprised of the salaries and related benefits for several functional areas of our organization, including sales and commercial, research and development, manufacturing administrative, accounting and corporate administrative.

Our selling, general and administrative expenses are comprised primarily of office rent, marketing and third-party professional service providers.

How We Evaluate Our Operations

We use a variety of qualitative, operational and financial metrics to assess our performance. Among other measures, management considers revenue, revenue days, EBITDA and Adjusted EBITDA.

Revenue

We analyze our revenue by comparing actual monthly revenue to our internal projections for a given period and to prior periods to assess our performance. We also assess our revenue in relation to the number of proppant systems we have deployed to customers from period to period.

Revenue Days

We view revenue days as an important indicator of our performance. We calculate revenue days as the combined number of days our systems earn revenue in a period. We assess our revenue days from period to period in relation to the number of proppant systems we have available in our fleet.

EBITDA and Adjusted EBITDA

We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus (i) depreciation and amortization expense, (ii) interest expense and (iii) income tax expense, including franchise taxes. We define Adjusted EBITDA as EBITDA plus (i) unit-based compensation expense and (ii) certain non-cash charges and unusual or non-recurring charges. Please read “Summary—Summary Historical Consolidated Financial Data—Non-GAAP Financial Measures” for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Note Regarding Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations. Net income (loss) is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. You should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for an analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please read “Summary—Summary Historical Consolidated Financial Data—Non-GAAP Financial Measures.”

Factors Impacting Comparability of Our Financial Results

Our future results of operations may not be comparable to the historical results of operations of our predecessor for the periods presented, primarily for the reasons described below.

Corporate Reorganization

The historical consolidated financial statements included in this prospectus are based on the financial statements of our accounting predecessor, Solaris LLC, prior to our corporate reorganization. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the corporate reorganization had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. Following this offering and the transactions related thereto, Solaris Inc. will become a holding company whose sole material asset will consist of Solaris LLC Units. After the consummation of the transactions contemplated by this prospectus, Solaris Inc. will be the managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate the financial results of Solaris LLC and its subsidiaries.

In addition, we will enter into a Tax Receivable Agreement with the TRA Holders. This agreement generally will provide for the payment by us to a TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Solaris Inc. as a result of, and additional tax basis arising from, any payments Solaris Inc. makes under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.

We anticipate that we will account for the effects of these increases in tax basis and associated payments under the Tax Receivable Agreement arising from the corporate reorganization transaction occurring in connection with this offering and any future redemptions (including pursuant to any exercise of the underwriters’ option to purchase additional shares and any subsequent redemption of Solaris LLC Units from our Existing Owners) or exchanges as follows:

•	we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the redemption or exchange;

•	to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•	we will record 85% of the estimated realizable tax benefit as an increase to our payables pursuant to the Tax Receivable Agreement associated with the future payments due under the Tax Receivable Agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

All of the effects of changes in any of our estimates after the date of the exchange will be included in net income for the period in which those changes occur. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income for the period in which the change occurs. For more information on the Tax Receivable Agreement, including a discussion of the range of aggregated payments to be made, the timing of such payments, and how we intend to fund such payments, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and the pro forma consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

Fleet Growth

We have experienced significant growth over the past two years. Since commencing operations in April 2014, we have grown our fleet from two systems to 37 systems and the number of major oil and gas basins in which our systems are deployed has increased from two as of April 2014 to five as of December 31, 2016. Since the first quarter of 2014, we have increased our total system revenue days, defined as the combined number of days our systems earned revenues, in ten of the last eleven quarters. We have increased our system revenue days by more than 1,400% from the second quarter of 2014 to the first quarter of 2017, representing a 168% compound annual growth rate. The increase in total system revenue days is attributable to both an increase in the number of systems available for rental and an increase in the rate at which our systems are utilized. We expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

Public Company Expenses

Upon completion of this offering, we expect to incur direct, incremental general and administrative (“G&A”) expenses as a result of being a publicly traded company, including, but not limited to, costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and incremental independent director compensation. These direct, incremental G&A expenses are not included in our historical results of operations.

Income Taxes

Solaris Inc. is a corporation and as a result, will be subject to U.S. federal, state and local income taxes. Although Solaris LLC is subject to franchise tax in the State of Texas (at less than 1% of modified pre-tax earnings) it passes through its taxable income to its owners, including Solaris Inc., for U.S. federal and other state and local income tax purposes and thus is not subject to U.S. federal income taxes or other state or local income taxes. Accordingly, the financial data attributable to Solaris LLC contains no provision for U.S. federal income taxes or income taxes in any state or locality other than franchise tax in the State of Texas. We estimate that Solaris Inc. will be subject to U.S. federal, state and local taxes at a blended statutory rate of 38.1% of pre-tax earnings and would have incurred pro forma income tax benefit for the year ended December 31, 2016 of approximately $1.3 million.

Results of Operations

Year Ended December 31, 2016, Compared to Year Ended December 31, 2015

	Year ended December 31,		Change
	2016	2015
	(in thousands)
Revenue
Proppant system rental	$14,594	$8,296	$6,298
Proppant system services	3,563	3,167	396
Proppant system sale	—	2,742	(2,742)

Total revenue	18,157	14,205	3,952
Operating expenses
Cost of proppant system rental (excluding $3,352 and $2,000 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	1,431	994	437
Cost of proppant system services (excluding $160 and $119 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	4,916	3,847	1,069
Cost of proppant system sale	—	1,948	(1,948)
Depreciation and amortization	3,792	2,395	1,397
Salaries, benefits and payroll taxes	3,061	3,571	(510)
Selling, general and administrative (excluding $280 and $276 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	2,096	2,663	(567)

Total operating expenses	15,296	15,418	(122)

Operating income(loss)	2,861	(1,213)	4,074
Other income (expense)
Interest expense, net	(23)	(22)	(1)
Other income (expense)	8	(71)	79

Total other income (expense)	(15)	(93)	78

Income (loss) before income tax expense	2,846	(1,306)	4,152

Income tax expense	43	67	(24)

Net income (loss)	$2,803	$(1,373)	$4,176

Revenue

Proppant System Rental Revenue. Our proppant system rental revenue increased $6.3 million, or 76%, to $14.6 million for the year ended December 31, 2016 compared to $8.3 million for the year ended December 31, 2015. This increase was primarily due to a 123% increase in the number of revenue days, or 3,166 days, that resulted in $8.0 million of increased revenue that was partially offset by a 21% decrease in our average system rental rate, or $1.7 million, due to deteriorating industry conditions in hydraulic fracturing operations during 2016 due to low commodity prices.

Proppant System Services Revenue. Our proppant system services revenue increased $0.4 million, or 13%, to $3.6 million for the year ended December 31, 2016 compared to $3.2 million for the year ended December 31, 2015. Proppant system services revenue from the provision of field technicians increased by $0.8 million, or 46%, to $2.5 million for the year ended December 31, 2016, as a result of the increase in revenue days as noted above. This was partially offset by a decrease in transportation service revenue of $0.3 million, or 21%, to $0.9 million for the year ended December 31, 2016 as there were fewer equipment transportation requests from customers.

Proppant System Sale Revenue. Our proppant system sale revenue decreased $2.7 million, or 100%, to $0.0 million for the year ended December 31, 2016 compared to $2.7 million for the year ended December 31, 2015. This decline was attributable to the sale of a proppant system that closed in January 2015 for $2.7 million (the “System Sale”). In late 2014, we altered our strategy to focus solely on renting rather than selling proppant systems. We have not sold a system since the System Sale. The System Sale was recognized in 2015 due to the customer making a final payment and taking title to the system in January 2015.

Operating Expenses

Total operating expenses for the years ended December 31, 2016 and 2015 were $15.3 million and $15.4 million, which represented 84% and 109% of total revenue, respectively. Although total operating expenses remained relatively flat year-over-year, the cost of proppant system rental, which includes maintenance costs, and the cost of proppant system services, which includes direct labor and related costs, increased primarily due to the increase in revenue days discussed above. As mentioned above, we are solely focused on renting rather than selling proppant systems. Because there were no proppant system sales in 2016, we did not recognize any cost of proppant system sale in 2016. Depreciation and amortization expense also increased, primarily due to the addition of new systems that were manufactured and added to our fleet in 2016. The aforementioned increases in operating expenses were partially offset by lower salaries, benefits and payroll taxes for indirect personnel and selling, general and administrative expenses as cost reduction measures were taken. Additional details regarding the changes in operating expenses are presented below.

Cost of Proppant System Rental. Cost of proppant system rental increased $0.4 million, or 44%, to $1.4 million for the year ended December 31, 2016 compared to $1.0 million for the year ended December 31, 2015. This increase was primarily due to an increase in equipment maintenance cost of $0.4 million, or 53%, that was driven by an increase in revenue days during the year ended December 31, 2016. Cost of proppant system rental as a percentage of proppant system rental revenue was 10% and 12% as of December 31, 2016 and 2015, respectively.

Cost of proppant system rental including depreciation and amortization expense increased $1.8 million, or 60%, to $4.8 million for the year ended December 31, 2016 compared to $3.0 million for the year ended December 31, 2015. This increase was primarily attributable to the factors mentioned above, as well as an increase in depreciation expense related to additional systems that were manufactured and added to our fleet.

Cost of Proppant System Services. Cost of proppant system services increased $1.1 million, or 28%, to $4.9 million for the year ended December 31, 2016 compared to $3.8 million for the year ended December 31,

2015. This increase was primarily due to an increase in labor and related costs of $0.8 million, or 50%, and travel and lodging costs of $0.4 million, or 71%, both of which were driven by an increase in the number of field technicians required to support the increased revenue days during the year ended December 31, 2016. As of December 31, 2016, the cost of proppant system services as a percentage of proppant system services revenue increased to 138% compared to 121% as of December 31, 2015. During 2016, in response to reduced overall industry activity levels and at the request of some of our customers, we reduced the amount that we charged for proppant system services to our proppant system rental customers while providing similar coverage. As a result, cost of proppant system services as a percentage of proppant system services revenue increased in 2016 compared to 2015.

Cost of proppant system services including depreciation and amortization expense increased $1.1 million, or 28%, to $5.1 million for the year ended December 31, 2016 compared to $4.0 million for the year ended December 31, 2015. This increase was primarily attributable to the factors mentioned above, as well as an increase in depreciation expense related to additional light-duty trucks that were purchased to support our increased activity.

Cost of Proppant System Sale. Cost of proppant system sale decreased $1.9 million, or 100%, to $0.0 million for the year ended December 31, 2016 as there were no system sales during the year ended December 31, 2016.

Depreciation and Amortization. Depreciation and amortization increased $1.4 million, or 58%, to $3.8 million for the year ended December 31, 2016 compared to $2.4 million for the year ended December 31, 2015. This increase was primarily attributable to additional depreciation expense related to additional systems that were manufactured and added to our fleet.

Salaries, Benefits and Payroll Taxes. Salaries, benefits and payroll taxes decreased $0.5 million, or 14%, to $3.1 million for the year ended December 31, 2016 compared to $3.6 million for the year ended December 31, 2015. The decrease was primarily due to a reduction in corporate and manufacturing administrative personnel and cost reduction measures taken in response to the reduction in industry activity.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.6 million, or 21%, to $2.1 million for the year ended December 31, 2016 compared to $2.7 million for the year ended December 31, 2015 due primarily to a $0.6 million reduction in professional fees and employee recruiting fees and a $0.2 million reduction in travel expenses, offset by an increase in research and development expense of $0.3 million.

Other Income (Expense)

Other income (expense) increased $0.1 million to $8,000 for the year ended December 31, 2016 compared to $(71,000) for the year ended December 31, 2015. The increase was primarily related to the write-off of a $0.1 million deposit to purchase new railcars during the year ended December 31, 2015.

Income Tax Expense

Income tax expense decreased $24,000, or 36%, to $43,000 for the year ended December 31, 2016 compared to $67,000 for the year ended December 31, 2015, due to lower franchise tax expense.

Net Income (loss)

Net income increased $4.2 million to $2.8 million for the year ended December 31, 2016 compared to $(1.4) million for the year ended December 31, 2015, due to the change in revenues and expenses discussed above.

Comparison of Non-GAAP Financial Measures

We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus (i) depreciation and amortization expense, (ii) interest expense and (iii) income tax expense, including franchise taxes. We define Adjusted EBITDA as EBITDA plus (i) unit-based compensation expense and (ii) certain non-cash charges and unusual or non-recurring charges.

We believe that our presentation of EBITDA and Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA should not be considered alternatives to net income presented in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net loss for each of the periods indicated.

	Year ended December 31,		Change
	2016	2015
	(in thousands)
Net income (loss)	$2,803	$(1,373)	$4,176
Depreciation and amortization	3,792	2,395	1,397
Interest expense, net	23	22	1
Income taxes(1)	43	67	(24)

EBITDA	$6,661	$1,111	$5,550
Sand mining and terminal business development costs(2)	—	446	(446)
Non-recurring supplier settlement(3)	—	38	(38)
Unit-based compensation expense(4)	127	64	63

Adjusted EBITDA	$6,788	$1,659	$5,129

(1)	Income taxes include add-back for franchise tax.
(2)	Represents salaries and related expenses, professional fees, transactional costs, rent and travel expenses incurred in the development of sand mining and terminal assets, which expenses did not recur in 2016.
(3)	Represents reserve for deposits made to a supplier, the majority of which was recovered.
(4)	Represents non-cash compensation costs related to employee options.

Year Ended December 31, 2016, Compared to Year Ended December 31, 2015: EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA increased $5.6 million and $5.1 million, or 500% and 309%, to $6.7 million and $6.8 million for the year ended December 31, 2016, respectively, compared to $1.1 million and $1.7 million for the year ended December 31, 2015, respectively. The increases were primarily due to an increase in the number of revenue days, which was partially offset by lower average rental rates and the impact of the System Sale during the year ended December 31, 2015.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity to date have been capital contributions from our owners, cash flows from operations and borrowings under our Credit Facility. Our primary uses of capital have been capital expenditures to support organic growth and the acquisition of our manufacturing facility and intellectual property. We strive to maintain financial flexibility and proactively monitor potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements and to permit us to manage the cyclicality associated with our business.

As described in “Use of Proceeds,” we intend to contribute all of the net proceeds we receive from this offering to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds it receives to (i) fully repay the existing balance of approximately $5.5 million under our Credit Facility, (ii) to pay $3.1 million in cash bonuses to certain employees and consultants, (iii) to distribute approximately $25.8 million to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering and (iv) for general corporate purposes, including to fund our 2017 capital program. Please see “Use of Proceeds.” Following this offering, we intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash generated from operations, proceeds from this offering and borrowings under our Credit Facility. We currently estimate that our capital expenditures for 2017 will range from $40.0 million to $55.0 million, the majority of which we expect will be used to manufacture additional systems for our fleet. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and company initiatives. We believe that our operating cash flow, proceeds from this offering and available borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months.

At December 31, 2016, cash and cash equivalents totaled $3.6 million.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,		Change
	2016	2015
	(in thousands)
Net cash provided by operating activities	$4,521	$2,156	$2,365
Net cash used in investing activities	(10,935)	(27,859)	16,924
Net cash provided by financing activities	3,059	7,878	(4,819)

Net change in cash	$(3,355)	$(17,825)	$14,470

Analysis of Cash Flow Changes Between the Years Ended December 31, 2016 and 2015

Operating Activities. Net cash provided by operating activities was $4.5 million for the year ended December 31, 2016, compared to $2.2 million for the year ended December 31, 2015. The increase in operating cash flow was primarily attributable to an increase in the number of revenue days, partially offset by an increase in accounts receivable as a result of higher rental revenue.

Investing Activities. Net cash used in investing activities was $10.9 million for the year ended December 31, 2016, compared to $27.9 million for the year ended December 31, 2015 due to a reduction in the manufacturing rate of new proppant systems. During the year ended December 31, 2016, $9.5 million of capital expenditures were related to manufacturing new proppant systems, and $1.2 million of capital expenditures were related to capital improvements in our manufacturing facility. During the year ended December 31, 2015, $27.3 million of capital expenditures were related to manufacturing new proppant systems, and $0.6 million of capital expenditures were related to capital improvements in our manufacturing facility.

Financing Activities. Net cash provided by financing activities was $3.1 million for the year ended December 31, 2016, compared to $7.9 million for the year ended December 31, 2015. During the year ended December 31, 2016, we borrowed $2.5 million under our Credit Facility and an existing member paid off its applicable promissory note and interest for $0.9 million in cash. During the year ended December 31, 2015, our members made capital contributions of $8.2 million.

Debt Agreements

Senior Secured Credit Facility

On December 1, 2016, we entered into a credit agreement (the “Credit Agreement”) by and among us, the lenders party thereto from time to time and Woodforest National Bank, as administrative agent (the “Administrative Agent”), providing for $11.0 million aggregate principal amount of senior secured credit facilities (the “Credit Facility”). The Credit Facility consists of (i) up to $10.0 million aggregate principal amount of advance term loan commitments (the “Advance Loan Facility”) available for borrowing until December 1, 2017 and (ii) up to $1.0 million aggregate principal amount of revolving credit commitments (the “Revolving Facility”) available for borrowing until December 1, 2018. The Revolving Facility permits extensions of credit up to the lesser of $1.0 million and a borrowing base that is calculated by us based upon a percentage of the value of our’ eligible accounts receivable and eligible inventory and equipment, and approved by the Administrative Agent. The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by us to the Administrative Agent. As of December 31, 2016, the borrowing base certificate delivered by us under the Revolving Credit Facility reflected a borrowing base as of such date of $1.0 million. At any time prior to December 1, 2018, and so long as no default or event of default shall have occurred which is continuing under the Credit Facility, we may elect to increase the aggregate revolving credit commitments to an amount not exceeding $2.0 million; provided no lender has any obligations to increase its own revolving credit commitment. We anticipate that the amendment to the Credit Facility we expect to enter into in connection with this offering (the “First Amendment”) will provide for up to $20.0 million aggregate principal amount of revolving credit commitments and will include all other changes that are necessary to permit this offering under the Credit Agreement. Additionally, we anticipate that the First Amendment will increase the Credit Facility’s accordion feature from $1.0 million to $10.0 million, which may be elected by us at any time prior to the scheduled maturity date of the Revolving Facility so long as no default or event of default shall have occurred.

Borrowings under the Credit Facility bear interest at a one-month London Interbank Offered Rate (“LIBOR”) plus an applicable margin and interest shall be payable monthly. The applicable margin ranges from 3.50% to 5.00% depending on our fixed charge coverage ratio, which we anticipate the First Amendment will adjust to 3.00% to 4.00% depending on our leverage ratio. During the continuance of an event of default, overdue amounts under the Senior Secured Credit Facility will bear interest at 5.00% plus the otherwise applicable interest rate. The Revolving Credit Facility has a scheduled maturity date of December 1, 2018 and the Advance Loan Facility has a scheduled maturity date of December 1, 2021. We expect to terminate the Advance Loan Facility and extend the scheduled maturity of the Revolving Credit Facility to on or around the fourth anniversary of the consummation of this offering, pursuant to the anticipated amendment thereof in connection with this offering.

The principal amount of the Advance Loan Facility is payable in monthly installments of 1/48th of the aggregate unpaid principal balance of advance loans under the Advance Loan Facility as of December 1, 2017. No amortization is required with respect to the principal amount of the revolving facility. All outstanding amounts under the Advance Loan Facility will be due on the Advance Loan Facility maturity date and all outstanding amounts under the Revolving Facility will be due on, and the letter of credit commitments will terminate on, the Revolving Facility maturity date or upon earlier prepayment or acceleration.

We may voluntarily prepay the Credit Facility in whole or in part at any time; provided that any prepayments of any portion of Advance Loan Facility prior to December 1, 2018 will incur a prepayment premium of 0.50% of the amount of the Advance Loan Facility prepaid.

The Credit Agreement contains representations, warranties and covenants that are customary for similar credit arrangements, including, among other things, covenants relating to (i) financial reporting and notification, (ii) payment of obligations, (iii) compliance with applicable laws, (iv) notification of certain events and (v) solvency.

The Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, a change of control restriction and limitations on our ability to (i) incur indebtedness, (ii) issue preferred equity, (iii) pay dividends or make other distributions, (iv) prepay, redeem or repurchase certain debt, (v) make loans and investments, (vi) sell assets, (vii) acquire assets, (viii) incur liens, (ix) enter into transactions with affiliates, (x) consolidate or merge and (xi) enter into hedging transactions.

The Credit Agreement requires that we maintain, at all times, a ratio of total indebtedness to consolidated EBITDA of not more than 2.00 to 1.00 and a ratio of consolidated EBITDA to fixed charges of not less than 1.50 to 1.00, and we were in compliance with all such ratios as of December 31, 2016. We anticipate that the First Amendment will require that we maintain, at all time, a ratio of net funded indebtedness to consolidated EBITDA of not more than 2.50 to 1.00, subject to certain cash adjustments, and a ratio of consolidated EBITDA to fixed charges of not less than 1.25 to 1.00. Additionally, we anticipate that our capacity to make capital expenditures will be capped under the First Amendment at $80.0 million for each fiscal year, subject to certain exceptions.

As of December 31, 2016, we had $1.5 million in borrowings under the Advance Loan Facility outstanding with $8.5 million in advance loan commitments available and $1.0 million in borrowings under the Revolving Facility outstanding with $0.0 million in revolving commitments available.

Contractual Obligations

The table below provides estimates of the timing of future payments that we are contractually obligated to make based on agreements in place at December 31, 2016.

	Payments Due by Period
	(in thousands)
	Less than 1 year	1 – 3 years	4 – 5 years	Thereafter	Total
Notes Payable(1)	$169	$274	$8	$—	$451
Estimated interest payments (2)	150	179	38	—	367
Capital lease obligations(3)	33	67	67	105	272
Operating lease obligations(4)	48	58	12	—	118
Senior secured credit facility(5)	31	1,750	719	—	2,500
Purchase commitments(6)	835	—	—	—	835

Total	$1,266	$2,328	$844	$105	$4,543

(1)	Notes payable excludes interest payments and consists of financed insurance policies and vehicle purchases.
(2)	Estimated interest payments are based on debt balances outstanding as of December 31, 2016. Interest rates range from 0% to 6.6%.
(3)	Capital lease obligation is related to our capital lease of a building at our Early, Texas manufacturing facility with the City of Early.
(4)	Operating lease obligations are related to our office rent and various equipment leases.
(5)	Represents our obligations under our senior secured credit facility. We anticipate that we will amend our credit facility in connection with this offering to, among other things, increase the borrowing base and aggregate commitments thereunder.
(6)	Purchase commitments primarily relate to our agreement with our suppliers for material and parts purchases to be used in the manufacturing of our Proppant Systems. The purchase commitments represent open purchase orders to our suppliers.

Tax Receivable Agreement

With respect to obligations we expect to incur under our Tax Receivable Agreement (except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due), generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. For further discussion regarding such an acceleration and its potential impact, please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Quantitative and Qualitative Disclosure of Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Currently, our market risks relate to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

The market for our services is indirectly exposed to fluctuations in the prices of crude oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and thus impact the activity levels of our customers in the exploration and production and oilfield services industries. We do not currently intend to hedge our indirect exposure to commodity price risk.

Interest Rate Risk

As of December 31, 2016, we did not have any variable rate long-term debt outstanding, though we currently are subject to interest rate risk on a portion of our long-term debt under the Credit Facility entered into on December 1, 2016.

Credit Risk

The majority of our accounts receivables have payment terms of 60 days or less. As of December 31, 2016 the top three accounts receivable balances represented 23%, 9% and 7% respectively, of total accounts receivable. As of December 31, 2015, the top three trade receivable balances represented 27%, 19% and 17%, respectively, of total accounts receivable. We mitigate the associated credit risk by performing credit evaluations and monitoring the payment patterns of its customers.

Critical Accounting Policies and Estimates

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimates and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective or complex estimates and assessments and is fundamental to our results of operations.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our combined financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.

Revenue Recognition

We currently generate revenue primarily through the rental of our systems and related services, including transportation of our systems and field supervision and support. The system rentals and provision of related services are performed under a variety of contract structures, primarily master service agreements as supplemented by individual work orders detailing statements of work, pricing agreements and specific quotes. The master service agreements generally establish terms and conditions for the provision of our systems and service on a well site, indemnification, damages, confidentiality, intellectual property protection and payment terms and provisions. The services are generally priced based on prevailing market conditions at the time the services are provided, giving consideration to the specific requirements and activity levels of the customer.

All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is determinable and collectability is reasonably assured. Revenue is recognized as services are performed.

Accounts Receivable

Accounts receivable consists of trade receivables recorded at the invoice amount, plus accrued revenue that is earned, but not yet billed less an estimated allowance for doubtful accounts (if any). Accounts receivable are generally due within 60 days or less, or in accordance with terms agreed with customers, and are stated at amounts due from customers net of any allowance for doubtful accounts. We consider accounts outstanding longer than the payment terms past due. We determine the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. However, it is reasonably possible that the estimates of the allowance for doubtful accounts will change and that losses ultimately incurred could differ materially from the amounts estimated in determining the allowance. As of December 31, 2016 and 2015, we had $0.1 million and $0 of allowance for doubtful accounts, respectively.

Inventories

Inventories consists of materials used in the manufacturing of the proppant systems, which include raw materials and purchased parts. Inventory purchases are recorded initially at cost and issued at weighted average cost when consumed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, or fair value for assets acquired, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful service lives of the assets. Systems that are in the process of being manufactured are considered property, plant and equipment. However, the systems in process do not depreciate until they are fully completed. Systems in process are a culmination of material, labor and overhead.

The costs of ordinary repairs and maintenance are charged to expense as incurred, while significant enhancements, including upgrades or overhauls, are capitalized. These enhancements include upgrades to various components of the system and to equipment at our Early manufacturing facility that will either extend the life or improve the utility and efficiency of the systems, plant and equipment. These enhancements include:

•	Generation two to three control system upgrades that allow for customization and automation of system controls. This improves the operational capabilities of our systems by allowing automated shutdown logic and a wide range of customer driven customizations. These include seamless integrated controls on various configuration of our systems (three, six or twelve silo configuration), as well as proppant and admixture blending capabilities. This upgrade is added to and depreciated over the remaining life of the system.

•	The PropView™ inventory management system enables our customers to track inventory levels in, and delivery rates from, each silo in a system. This upgrade improves our customers’ operational efficiencies and reduces operating and supply chain costs by allowing the customer to better manage proppant inventory levels both onsite and remotely. This upgrade is added to and depreciated over the remaining life of the system.

•	Interchangeable discharge heads for the conveyor belt that serves the various needs of our customers. This upgrade allows us to better meet the needs of our customers by fitting to a wide range of blender configurations at the well site. This is depreciated over a 15-year life.

•	Plant improvements include upgrades to overhead cranes and the addition of new column bays and trunions that improve the manufacturing flow, as well as improvements in the paint booths. These improvements increase productivity by reducing labor hours, while improving safety. These upgrades are depreciated over their useful lives (range of 2-10 years).

The determination of whether an expenditure should be capitalized or expensed requires management judgment in the application of how the costs benefit future periods, relative to our capitalization policy. Costs that increase the value or materially extend the life of the asset are capitalized and depreciated over the remaining useful life of the asset. When property and equipment are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the consolidated statements of operations.

Impairment of Long-Lived and Other Intangible Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is assessed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets. When alternative courses of action to recover the carrying amount of the asset group are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence, which require us to apply judgment. If the carrying amount of the asset is not recoverable based on its estimated undiscounted cash flows expected to result from the use and eventual disposition, an impairment loss is recognized in an amount by which its carrying amount exceeds its estimated fair value. The inputs used to determine such fair value are primarily based upon internally developed cash flow models. Our cash flow models are based on a number of estimates regarding future operations that are subject to change. There was no impairment for the years ended December 31, 2016 and 2015.

Goodwill

Goodwill represents the excess of the purchase price of acquisitions, or fair value of contributed assets, over the fair value of the net assets acquired and consists of synergies in combining operations and other intangible assets which do not qualify for separate recognition. We evaluate goodwill for impairment annually, as of October 31, or more often as facts and circumstances warrant. The recoverability of the carrying value is assessed based on expected future profitability and undiscounted future cash flows of the acquisitions and their contribution to our overall operations. These types of analyses contain uncertainties because they require us to make judgments and assumptions regarding future profitability, industry factors, planned strategic initiatives, discount rates and other factors. There was no impairment for the years ended December 31, 2016 and 2015.

Unit-Based Awards

We follow the fair value recognition provisions in accordance with GAAP. Under the fair value recognition provisions, unit-based compensation cost is measured at the grant date based on the fair value of the award and is amortized to compensation expense on a straight-line basis over the awards’ vesting period, which is generally the requisite service period. Since we have not historically been publicly traded we do not have a listed price with which to calculate fair value. We have historically and consistently calculated fair value using the Black-Scholes option-pricing model. This valuation approach involves significant judgments and estimates, including estimates regarding our future operations, price variation and the appropriate risk-free rate of return.

Recent Accounting Pronouncements

See Note 2, “Summary of Significant Accounting Policies —Recently Accounting Pronouncements” to our consolidated financial statements as of December 31, 2016 included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

Under the JOBS Act, we expect that we will meet the definition of an “emerging growth company,” which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, however we plan to elect to opt out of such exemption (this election is irrevocable).

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Summary—Our Emerging Growth Company Status.”

Off Balance Sheet Arrangements

We have no material off balance sheet arrangements, except for operating leases. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

INDUSTRY OVERVIEW

Unless otherwise indicated, the information set forth in this “Industry Overview,” including all statistical data and related forecasts, is derived from Spears & Associates’ “Hydraulic Fracturing Market 2005-2017” published in the fourth quarter 2016, and Baker Hughes’ “North America Rotary Rig Count” published on April 28, 2017. We believe that the third-party sources are reliable and that the third-party information included in this prospectus is accurate and complete. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Overview

We manufacture and provide patented mobile proppant management systems that enhance the delivery of proppant used in the hydraulic fracturing of oil and natural gas wells. Hydraulic fracturing is the most widely used method for stimulating increased production from wells. The process consists of pumping fluids, mixed with granular proppants, into the geologic formation at pressures sufficient to create fractures in the hydrocarbon-bearing rock. Proppant-filled fractures create conductive channels through which the hydrocarbons can flow more freely from the formation into the wellbore and then to the surface. Among oilfield service subsectors, recent developments in drilling and completion techniques have had a disproportionately positive impact on demand for hydraulic fracturing and related services, including the demand for proppant solutions.

Proppant Supply

Raw frac sand, the most prevalent proppant used in hydraulic fracturing operations, is a naturally occurring mineral that is mined and processed. After processing, most frac sand is shipped in bulk from the processing facility to customers by rail, barge or truck. Rail is the predominant method of long distance sand shipment to applicable basins. Once proppant reaches the basin it serves, truck transportation is the primary method of transportation to a customer’s well site.

While we do not currently anticipate any shortages in the supply of the raw frac sand used in hydraulic fracturing operations, supplies of high-quality raw frac sand are limited to select areas, predominantly in western Wisconsin and limited areas of Minnesota and Illinois. Accordingly, transportation costs often represent a significant portion of the customer’s overall product cost, and transferring large quantities of proppant to the well site presents a number of challenges, including the cost and management of last mile logistics. In particular, today’s horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well, which creates bottlenecks in the storage, handling and delivery of proppant. Additionally, increased focus on cost control and increased HS&E regulation has created numerous operational challenges that cannot be solved with labor intensive proppant storage equipment, such as those that utilize individual containers for on-site proppant storage and handling. We believe our systems enhance the management and delivery of proppant from mines or transload facilities to well sites.

Demand Trends and Outlook

Demand for proppant logistic systems and services is predominantly influenced by the level of drilling and completion by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. More specifically, demand for our systems and services is driven by several factors including rig count, well count, service intensity, well design (lateral length), completion design (number of fracturing stages and proppant per lateral foot) and the timing of well completions.

Oil and natural gas production from an individual well will generally exhibit its highest production level in the months immediately following its completion, and production will decline over time thereafter. Producers must continuously drill new wells to offset production declines and maintain overall production levels. Tight oil and shale gas wells typically experience faster production declines during their first few years of production than conventional wells. Spears projects that the number of horizontal wells drilled in North America will increase from 8,169 in 2016 to 16,860 in 2020, a compound annual growth rate of 19.9%. Additionally, operators are beginning to perform secondary hydraulic fracturing of existing wells in order to maintain and increase overall production levels. We believe these efforts to offset steep production declines in unconventional oil and natural gas reservoirs will be a strong driver of future proppant and hydraulic fracturing services demand growth.

According to Spears, the U.S. proppant market, including raw frac sand, ceramic and resin-coated proppant, was approximately 54 million tons in 2015. Market demand in 2015 dropped by approximately 27% from 2014 record demand levels (and a further estimated decrease of 33% in 2016 from 2015) due to the downturn in commodity prices since late 2014, which led to a corresponding decline in oil and natural gas drilling and production activity. However, oil prices have increased since the 12-year low recorded in February 2016, reaching $54.01 in December 2016. In response to the improved expected financial returns generated by these increases in hydrocarbon prices, exploration & production companies have increased their capital spending on drilling and completion services in the second half of 2016, and as a result, demand for oilfield services activities has improved. According to Baker Hughes’ North American Rig Count, the number of active total drilling rigs in the United States increased from a low of 404 rigs, as reported on May 27, 2016, to 870 active drilling rigs as reported on April 28, 2017. Spears estimates that from 2016 through 2020 proppant demand will grow by 36.5% per year, from 36 million tons per year to 125 million tons per year, representing an increase of approximately 89 million tons in annual proppant demand over that time period.

Derived from Spears & Associates’ “Hydraulic Fracturing Market, 2005-2017”, published Fourth Quarter 2016

Demand growth for proppants and, in turn, our systems is primarily driven by advancements in oil and natural gas drilling and well completion technology and techniques, including (i) increases in the percentage of rigs that are drilling horizontal wells, (ii) increases in pad drilling and simultaneous fracturing/wireline operations, (iii) increases in the length of the typical horizontal wellbore, (iv) increases in the number of fracture stages in a typical horizontal wellbore, (v) increase in the amount of proppant loaded per lateral foot and (vi) increases in the enforcement of existing HS&E regulations and the issuance of additional HS&E regulations. These advancements have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop. The percentage of active drilling rigs used to drill horizontal wells, which require greater volumes of proppant than vertical wells, has increased from 42.2% in 2009 to 78.6% in 2016, and as of April 28, 2017, the percentage of rigs drilling horizontal wells is 83.9% according to the Baker Hughes Rig Count. Moreover, the increase of pad drilling has led to a more efficient use of rigs, allowing more wells to be drilled per rig. As a result of these factors, well count, and hence proppant demand, has grown at a greater rate than overall rig count. Spears estimates that in 2018, proppant demand will exceed the 2014 peak (of approximately 74 million tons) and reach 85 million tons even though the projection assumes approximately 11,000 fewer wells will be drilled. Spears estimates that average proppant usage per well will be approximately 7,400 tons per well by 2020.

The following table illustrates the steadily increasing intensity of proppant use in horizontal wells.

Derived from Spears & Associates’ “Hydraulic Fracturing Market, 2005-2017”, published Fourth Quarter 2016

Supply and Demand Dynamics in the Proppant Systems and Services Market

The increase in proppant demand per well, coupled with increasing completion activity levels is expected to place a strain on the industry’s proppant logistics infrastructure, including in-basin proppant terminals and last-mile proppant transportation assets. As the market for proppant logistics services tightens, we believe this may lead to a general increase in demand and pricing for our systems. With demand for our systems in excess of current supply and the ability of our systems to handle the most complex, highest intensity proppant logistics jobs, we are optimally positioned to benefit from increasing pricing trends.

BUSINESS

Our Company

We manufacture and provide our patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. Our systems reduce our customers’ cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our customers include oil and natural gas E&P companies, such as EOG Resources, Inc., Devon Energy and Apache Corporation, as well as oilfield service companies, such as ProPetro Services, Inc. Our systems are deployed in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK formation. Since commencing operations in April 2014, we have grown our fleet from two systems to 37 systems. Demand for our systems in the second half of 2016 was significantly higher than in the first half of 2016, and we expect demand for our systems in 2017 to continue the demand trends we experienced in the second half of 2016. We currently have more demand for our systems than we can satisfy with our existing fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

Our mobile proppant system is designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics. Today’s horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well which creates bottlenecks in the storage, handling and delivery of proppant. Our patented systems typically provide 2.5 million pounds of proppant storage capacity in a footprint that is considerably smaller than traditional or competing well site proppant storage equipment. Our systems have the ability to unload up to 24 pneumatic proppant trailers simultaneously. Importantly, the proppant storage silos in our systems can be filled from trucks while simultaneously delivering proppant on-demand directly to the blender for hydraulic fracturing operations. Accordingly, our systems can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a reduction in our customers’ costs. Our systems also reduce the amount of truck demurrage, or wait time, at the well site which can result in significant cost savings for our customers.

Another benefit of our system is its ability to measure proppant inventory and delivery rates real-time through our proprietary PropView™ system, which enables our customers to track inventory levels in, and delivery rates from, each silo in a system. Our PropView™ system provides critical information to our customers both directly in the well site data van and remotely through our mobile device application and website. Access to this data and the ability to integrate it into existing monitoring systems allows our customers to realize efficiencies throughout the proppant supply chain and across multiple well sites.

Our system improves well site safety by reducing respirable dust, decreasing the number of well site personnel and providing enhanced lighting. We believe we are among the safest well site equipment and service providers in the oil and natural gas industry, as evidenced by an achieved TRIR of zero for our field services activity for the twelve month periods ended December 31, 2016 and 2015.

We manufacture our systems in our facility in Early, Texas, which is proximate to some of the most prolific oil and natural gas producing regions in the country. We are currently manufacturing more than two and one-half systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding this facility. Our vertically integrated manufacturing capability allows us to better control our supply chain and incorporate improvements and additional features into our systems based on our experience and customer feedback. Additionally, we believe that controlling our manufacturing process provides us cost advantages that improve our returns on capital.

As illustrated in the following chart, we have increased our total system revenue days, defined as the combined number of days our systems earned revenues, in ten of the last eleven quarters, and we have increased our system revenue days by more than 1,400% from the second quarter of 2014 to the first quarter of 2017, representing a 168% compound annual growth rate. The increase in total system revenue days is attributable to both an increase in the number of systems available for rental and an increase in the rate at which our systems are utilized.

Current Market Trends and Challenges

Over the past decade, E&P companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America’s oil and natural gas reservoirs by utilizing advanced drilling and completion techniques, such as horizontal drilling and hydraulic fracturing. Though deteriorating industry conditions caused by the downturn in commodity prices in 2015 resulted in a significant decrease in U.S. demand for proppant in 2015 from 2014 record demand levels (and a further decrease in demand in 2016 from 2015 demand levels), oil prices have increased since the 12-year low recorded in February 2016, reaching a high of $54.01 in December 2016. Recently, there has been an increase in proppant demand as E&P companies have shifted toward:

•	drilling more and longer horizontal wells;

•	completing more hydraulic fracturing stages and utilizing more proppant per lateral foot;

•	utilizing multi-well pads; and

•	accelerating completion rates through “zipper fracs,” or the process of completing multiple adjacent wells simultaneously.

We believe the increase in completion activity levels and proppant demand per well, coupled with the complexities associated with the management of last-mile proppant logistics, will place a strain on the industry’s logistics infrastructure. Additionally, increased focus on cost control and increased HS&E regulation has created numerous operational challenges that cannot be solved with labor intensive proppant storage equipment, such as those that utilize individual containers for on-site proppant storage and handling.

Our Solution

Our patented mobile proppant management system is a proven solution for unloading, storing and delivering proppant at the well site. Our system provides:

•	Streamlined last mile logistics. Our system improves proppant supply chain management in several ways, including:

•

Increased on-site storage capacity. Our systems provide triple the storage capacity as compared to traditional systems, such as trailer-mounted, hydraulically powered storage bins, in half the geographic footprint. Greater inventory at the well site provides a buffer for volatility in the proppant delivery supply chain, which can be caused by a number of factors, including congestion on roads or at transloads or mines, weather or equipment failure;

•	Increased offloading capacity. Each system has 24 truck unloading positions, which provides capacity to unload up to 1.5 million pounds of proppant per hour. Our offloading capacity increases the efficiency of proppant hauling assets, including reducing truck demurrage and the fleet size required to deliver a given number of truckloads of proppant to a well site; and

•	Real-time inventory and consumption monitoring. Our integrated PropViewTM system delivers real-time proppant inventory and consumption levels, both in the well site data van and remotely through our mobile device application and website. This data can be used by our customers to better manage the delivery of proppant across different well sites and operating areas.

•	Improved execution to meet today’s completion designs. Our system enables our customers to complete more fracturing stages per day and addresses the challenge of delivering increasing amounts of proppant per well by providing:

•	On-demand inventory controlled from a single point. When filled to capacity, our typical system can deliver 2.5 million pounds of proppant on-demand from a single point of control. Our system is operated by one person at the well site. The operator uses a single touch screen control box to operate the entire system;

•	Discrete and easily identifiable inventory. High volume stages require rapid delivery of proppant. Proppant types are identified by individual silo and labeled in the control box and in the PropViewTM system. Accessing and delivering inventory does not require visually identifying and physically moving individual containers; and

•	Simultaneous loading and unloading of proppant from each silo. Because each silo in a system has an enclosed loading process, our customers can simultaneously deliver proppant into the blender and re-fill the same silo, thereby enabling our customers to maintain adequate proppant inventory levels on site to meet their completion design needs.

We believe these operational efficiencies reduce completion costs for our E&P customers and increase revenue and fleet utilization for our pressure pumping customers, who typically earn revenue on a per-fracturing stage basis.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

•	Innovative system that enhances completion efficiency while reducing cost of last mile logistics. Our patented mobile proppant management system is a proven solution for unloading, storing and delivering proppant at the well site, and we believe it solves many of the challenges the oil and gas industry faces today, including managing increasing completion activity, proppant demand and complex last mile logistics. Our systems reduce our customers’ cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our systems also can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a further reduction in our customers’ costs.

•

Blue-chip and growing customer base in active oil and gas basins in the United States. We believe that our customers are long-term participants in the development of resources in the U.S. that value safe and efficient operations and will seek to develop a long-term relationship with us. Our customers include some of the most active companies in the industry, including E&P operators, such as EOG Resources,

Inc., Devon Energy and Apache Corporation, and oilfield service companies, such as ProPetro Services, Inc. We currently provide our equipment and services in many of the most active oil and gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale, the SCOOP/STACK Formation and the Marcellus Shale/Utica Shale. As of March 31, 2017, more than 80% of our current fleet was deployed to customers who are renting multiple systems.

•	Scalable, vertically integrated manufacturing capability. Because we are a vertically integrated manufacturer, we have the flexibility to adjust our manufacturing operations to both meet customer demand and to react to market conditions. Our manufacturing facility in Early, Texas is currently producing more than two and one-half systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding these existing facilities. We currently have more demand for our systems than we can satisfy with our current fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

•	Capital-efficient business model resulting in strong operational cash flow. Our internal manufacturing capacity helps us reduce and maintain control over the amount of capital required to expand our fleet. In addition, we have low operating costs and maintaining our systems requires minimal expenditures, which we expect will enable us to generate strong operational cash flow, though we incurred a net loss for the year ended December 31, 2015.

•	Strong balance sheet and financial flexibility. We believe our balance sheet strength represents a significant competitive advantage, allowing us to proactively grow our fleet and weather industry cycles, while also pursuing initiatives to further grow and expand our product offerings with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result we intend to continue to maintain a strong balance sheet. At the closing of this offering, we expect to have approximately $100.0 million in liquidity from $80.0 million of cash on hand and $20.0 million of available capacity under our credit facility, which we expect to amend in connection with this offering to among other things, increase the aggregate commitment thereunder. Our liquidity will provide us with the means to manufacture additional systems, increase our service offerings and generally grow our operations.

•	Track record of providing safe operations and equipment. We believe we are among the safest well site equipment and service providers in the oil and natural gas industry, as evidenced by an achieved TRIR of zero for our field services activity for the twelve month periods ended December 31, 2016 and 2015. Our systems do not require well site personnel to visually identify inventory levels or operate ancillary handling machinery, such as forklifts, to transfer proppant from the storage area to the blender. As a result, we are able to provide a safer operating environment and reduce the number of required well site personnel. In addition, our system significantly reduces respirable silica dust levels traditionally associated with handling proppant and is compliant with standards recently implemented by the National Institute for Occupational Safety and Health.

•	Seasoned management team with extensive industry experience. The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the energy industry and specifically, the oilfield services industry. Each member of our management team brings significant leadership and operational experience with long tenures in the industry at highly regarded companies, including Anadarko Petroleum, FTS International, Western Company, BJ Services, Baker Hughes, Hexion Inc., PPG and Citigroup. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Business Strategies

Our principal business objective is to increase shareholder value by profitably growing our business. We expect to achieve this objective through the following business strategies:

•	Capitalize on favorable industry trends to expand our fleet and increase market penetration. We have increased our total system revenue days in ten of the last eleven quarters, and we have increased our system revenue days by more than 1,400% from the second quarter of 2014 to the first quarter of 2017. We currently have more demand for our systems than we can satisfy with our current fleet. We expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to this demand and to expand our market penetration and increase our geographic presence.

•	Develop and expand relationships with existing and new customers. We target well-capitalized customers that we believe will be long-term participants in the development of resources in the U.S., value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our unique service offering, high-quality assets, safety record and diverse geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our track record of success, have resulted in the continued and new award of service work by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy additional systems as industry demand and pricing continue to recover.

•	Develop additional proppant logistics capabilities. We intend to develop additional logistical capabilities throughout the proppant supply chain organically and by formalizing alliances with product and service providers. We may also pursue greenfield development of transload facilities and evaluate opportunities to provide additional logistics related services to our customers. In addition, our research and development team is currently developing a non-pneumatic well site loading option which will provide our customers with additional logistics flexibility.

•	Identify and develop new product and service offerings. Our engineering team is focused on leveraging our patented system to expand our service and product capabilities. We believe our commitment to investing in research and development will result in the development of additional products and services, which could include management of liquids, such as chemicals and acid and associated logistics.

•	Pursue accretive acquisitions to add complementary services or products to our platform. We may pursue strategic and accretive acquisitions to add complementary products and services to our platform. Our management team has a strong track record of strategically targeting key product opportunities and completing accretive transactions. We plan to pursue a disciplined acquisition strategy that allows us to develop proprietary deal flow by identifying emerging industry trends and existing platforms positioned to capitalize on these trends.

Our History

We were formed in 2014 in connection with the purchase of two proppant systems from Loadcraft Industries, Ltd., the original manufacturer of the systems, under an exclusive marketing arrangement. In September 2014, we acquired Loadcraft Industries’ proppant system manufacturing business, including a manufacturing facility located in Early, Texas, and commenced our manufacturing operations.

Since 2014, we have grown our fleet of proppant systems from two systems to 37 systems, improved the capabilities of our systems and developed additional potential product offerings. Such improvements and offerings include:

•	Development of our third generation and current control system, which uses Rockwell Automation and Allen-Bradley components, has a program logic control based monitoring and operating platform, and is operated by a single technician from a single point;

•	Development of our proprietary PropViewTM system, which supplements our control system by measuring real time proppant inventory levels and delivery rates both in the well site data van and remotely through our mobile device application and website;

•	Design and construction of alternative conveyor belt discharge heads that we believe can be integrated with the vast majority of frac blender designs; and

•	Design and construction of custom bolt-on tarps to reduce the amount of time proppant is exposed to the open air which we believe reduces silica dust that can occur in the handling of proppant.

We currently own 37 six-silo systems across the U.S., and we currently use 71 silo transportation trailers to manage transportation of our systems. The following table provides locations of our fleet as of April 28, 2017:

Location	Number of Systems
Permian Basin	22
Eagle Ford Shale	9
STACK/SCOOP Formation	3
Haynesville Shale	2
Marcellus Shale/Utica Shale	1

System Design

Our patented mobile proppant management systems typically contain six silos, two base units, one central conveyor, and one PropViewTM system. Each of the six silos has the capacity to store up to 420,000 pounds of proppant (4,200 cubic feet). Three silos are positioned on each base and the central conveyor is positioned between the two base units. A six-silo configuration includes twenty-four unloading points. The six-silo configuration also provides increased inventory capacity compared to other systems, which reduces the amount of truck demurrage, or wait time, at the well site.

Our systems are powered with a single diesel generator. Hydraulic power is not required to operate our system; instead, the systems’ motors are electrically driven and operate at variable speeds. Electricity is provided by one of two diesel generators that are standard on the systems while the other serves as a backup for redundancy purposes. The flow of proppant into the well site blender is controlled by the speed of the system’s conveyors, which reduces the amount of proppant spillage and silica dust typically associated with labor-intensive, gate-controlled handling equipment. In addition, each silo contains a dust collection system that can handle up to 4,300 cubic feet per minute of proppant flow, which is the equivalent of unloading four pneumatic trucks simultaneously. Each system is also equipped with industrial-grade LED lighting located approximately 55 feet above the well site that provides 336,000 lumens of lighting on the well site.

Our systems are operated using our third-generation Rockwell Automation control system and each system is equipped with our integrated Prop ViewTM system. The system can be operated by a single individual, who controls the flow of proppant into the well site blender from a rugged, LED-lit Allen-Bradley suitcase touch screen. Our proprietary PropViewTM system enables our customers to track real time proppant inventory levels in and delivery rates from each silo. Our PropViewTM system provides critical information to our customers both directly in the well site data van and remotely through our mobile device application and website. The availability of this data and the ability to integrate the data into existing monitoring systems enables our customers to realize efficiencies through better managing the delivery of proppant throughout the proppant supply chain and across multiple well sites.

Additionally, our systems are highly mobile and can be easily deployed to any North American basin in response to industry activity levels. Our systems do not require specialized equipment to transport and deliver proppant to the well site. Rather, our system is compatible with standard pneumatic trailers, the industry’s most abundant proppant transportation option. Our systems are also compatible with other completion equipment, including blending units and pressure pumping fleets, and can store and deliver a full range of proppants, including raw frac sand, resin coated sand and ceramic proppant. The system’s compatibility with other well site equipment provides E&P operators with the flexibility to select their preferred choice of pressure pumper and proppant type.

Our systems require minimal maintenance for continued operation in the field, primarily consisting of routine replacement of fill tube components and routine maintenance of generators, all of which can be performed in the field without returning the systems to our manufacturing facility. Additionally, our systems have been configured with multiple redundancies, such as dual generators, dual central conveyor belts and twenty-four truck unloading positions, which further improve the overall reliability and efficiency of our customers’ operations and enable them to complete more fracturing stages per day.

Early, Texas Manufacturing Facility

We manufacture our systems in our manufacturing facility located in Early, Texas. Early is located in central Texas, which provides convenient access to our most active operating areas, the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK formation. We acquired our Early facility in September 2014 and have made capital improvements and improved the workflow in the plant to streamline the production process, increase output and reduce the cost of manufacturing our systems. We believe our Early facility currently has the capacity to produce up to four systems per month without any expansion.

Our Early facility is located on 10.8 acres of contiguous land and includes over 100,000 square feet of covered manufacturing space. We manufacture new systems at the facility and, when appropriate, make repairs to and upgrade our systems. We cut, roll, weld and assemble our systems, including our custom transportation trailers, at the facility. Machinery and capabilities at our Early facility include steel rolling machines, overhead cranes, trunnions, positioners, I-beam assemblies, plasma tables and a paint booth.

We made capital improvements at our Early facility in late 2015 and early 2016 to streamline our manufacturing processes, including adding welding trunnions, production fixtures and overhead crane capacity that reduce the amount of time required to weld and assemble our systems. In addition, we reconfigured the layout of the plant to improve the manufacturing process flow. We believe our Early facility is a competitive advantage that provides us with a greater ability to control manufacturing costs, as well as additional supply chain and quality security and research and development capabilities.

We have historically outsourced the manufacturing of some of our system components in order to increase our manufacturing rate to meet market demand. All systems are completed and inspected in our Early facility to ensure quality control before entering the field.

Raw Materials and Key Suppliers

The primary raw materials used in the manufacturing of our systems are steel in the form of plate, bar stock and square and round tubing. We purchase steel and most other raw materials and components on the open market and rely on third parties for providing certain materials, including axles, motors and generators. We believe that we will be able to obtain an adequate supply of raw materials and finished goods to meet our manufacturing requirements because these items are generally available from multiple sources. However, prices for such raw materials and finished goods can fluctuate widely and represent a significant portion of the cost of manufacturing our systems. Accordingly, our cost of revenue and capital costs may be affected by changes in the market price or disruptions in the availability of raw materials, components and sourced finished goods, and significant increases in the cost of steel or other raw materials and motors, generators and other components could adversely affect our revenues or increase our costs. Steel represents 10% to 15%, purchased parts represent 40% to 50% and labor and indirect manufacturing costs represent 30% to 40% of the total cost of manufacturing a typical system.

We purchase the materials used in the manufacturing of our systems from various suppliers. Occasionally, we also work with select third-party manufacturers to fabricate certain components to supplement our internal production capacity during periods of peak demand. During the year ended December 31, 2015, we purchased 5% or more of our materials or purchased parts, as a percentage of our total spend on materials and purchased parts on our systems during the year, from each of RNB Controls, Inc. and Graham Equipment & Manufacturing, LTD. During the year ended December 31, 2016, we purchased 5% or more of our materials or equipment, as a percentage of our total spend on materials and equipment purchases during the period, from RNB Controls, Inc., Stewart & Stevenson, LLC and Delta Steel Inc.

We have historically relied on one supplier for the motors that we use in our systems, which are a critical component. To date, we have generally been able to obtain these motors and other equipment, parts and supplies necessary to support our manufacturing operations on a timely basis. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, including with respect to the supplier of our motors, we may not always be able to make alternative arrangements in the event of any interruption or shortage in the supply of certain of our materials. In addition, certain materials for which we do not currently have long-term supply agreements could experience shortages and significant price increases in the future. As a result, we may be unable to mitigate any future supply shortages and our results of operations, prospects and financial condition could be adversely affected.

Our Customers and Contracts

Our core customers are major E&P and oilfield service companies. We have executed more than 30 master service agreements (“MSAs”) with our customers. Generally, the MSAs govern the relationship with our customers with specific work performed under individual work orders, and we typically provide our services on a monthly basis. For the year ended December 31, 2015, Nabors Completion & Production, Sanjel (USA) Inc, Encana Services Company Ltd. and Apache Corporation accounted for approximately 20%, 19%, 14% and 12%, respectively, of our total revenues. For the year ended December 31, 2016, EOG Resources, Inc. and Pro Petro Services, Inc. accounted for approximately 39% and 11%, respectively, of our total revenues. More than 80% of our current fleet is deployed to customers who are renting multiple systems.

Competition

The oil and gas services industry is highly competitive. Please read “Risk Factors—Risks Related to Our Business—We face significant competition that may impede our ability to gain market share or cause us to lose market share.” There are numerous large and small services companies in all regions of the United States with whom we compete. We face competition from proppant producers and proppant transporters who also offer solutions for unloading, storing and delivering proppant at well sites and also from competitors who, like us, are exclusively focused on developing more efficient last mile logistics management systems. Our main competitors include U.S. Silica, Proppant Express Solutions, FB Industries Inc., National Oilwell Varco, Inc., Charlton and Hill and Tycrop.

Although some of our competitors have greater financial and other resources than we do, we believe that we are well positioned competitively due to our existing market share, patented protected technology, unique service offerings, low cost of operation and strong operational track record. The most important factors on which we compete are product and service quality, performance, reliability and price. Demand for our systems and the prices that we will be able to obtain for our systems, are closely linked to proppant consumption patterns for the completion of oil and natural gas wells in North America. These consumption patterns are influenced by numerous factors, including the price for hydrocarbons, the drilling rig count and hydraulic fracturing activity, including the number of stages completed and the amount of proppant used per stage. Further, these consumption patterns are also influenced by the location, quality, price and availability of proppant, including raw frac sand, resin-coated sand and ceramic proppant.

Environmental and Occupational Health and Safety Regulations

We are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to worker health and safety and protection of the environment. Compliance with these laws and regulations may expose us to significant costs and liabilities and cause us to incur significant capital expenditures in our operations in particular areas. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of remedial obligations, and the issuance of injunctions delaying or prohibiting operations. Private parties may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, the clear trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in, or more stringent enforcement of, these laws and regulations that result in more stringent and costly pollution control equipment, the occurrence of delays in the permitting or performance of projects, or waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial position.

Historically, our environmental compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that future events, such as changes in existing laws or enforcement policies, the promulgation of new laws or regulations or the development or discovery of new facts or conditions adverse to our operations will not cause us to incur material costs or that such future compliance will not have a material adverse effect on our business and operating costs.

The following is a discussion of material environmental and worker health and safety laws, as amended from time to time, that relate to our operations or those of our customers that could have a material adverse effect on our business.

Air Emissions

Our and our customers’ operations are subject to the CAA and analogous state laws, which restrict the emission of air pollutants and impose permitting, monitoring and reporting requirements on various sources. These laws and regulations may require us or our customers to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay the development of natural gas projects. Recently, there has been increased regulation with respect to air emissions resulting from the oil and natural gas sector. For example, the EPA promulgated rules in 2012 under the CAA that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards (“NSPS”) and a separate set of requirements to address certain hazardous air pollutants frequently associated with oil and natural gas production and processing activities pursuant to the National Standards for Emission of Hazardous Air Pollutants program. With regards to production activities, these final rules require, among other things, the reduction of volatile organic compound (“VOC”) emissions from certain fractured and refractured natural gas wells for which well completion operations are conducted and further requires that a subset of these selected wells use reduced emission completions, also known as “green completions.” In a second example, the EPA published a final rule update CAA in June 2016 that established criteria for aggregating multiple oil and gas sites into a single source for air-quality permitting purposes. This rule could cause small facilities (such as tank batteries and compressor stations), on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements, which in turn could result in operational delays or require us to install costly pollution control equipment. A third example, in October 2015, the EPA issued a final rule under the CAA, lowering the National Ambient Air Quality Standard for ground-level ozone from the current standard of 75 parts per billion (“ppb”) for the current 8-hour primary and secondary ozone standards to 70 ppb for both standards. States are expected to implement more stringent permitting and pollution control requirements as a result of this new final rule, which could apply to our operations.

These regulatory programs may require us or our customers to install emissions abatement equipment, modify operational practices, and obtain permits for existing or new operations. Obtaining air emissions permits has the potential to delay the development or continued performance of operations. Over the next several years, we may be required to incur certain capital expenditures for air pollution control equipment or to address other air emissions-related issues. Changing and increasingly stricter requirements, future non-compliance, or failure to maintain necessary permits or other authorizations could require us to incur substantial costs or suspend or terminate our operations.

Climate Change

In recent years, the U.S. Congress has considered legislation to reduce emissions of GHGs. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other regulatory initiatives are expected to be proposed that may be relevant to GHG emissions issues. In addition, a number of states or groupings of states are addressing GHG emissions, primarily through the development of emission inventories or regional GHG cap and trade programs. Depending on the particular program, we could be required to control GHG emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. Independent of Congress, the EPA has adopted regulations controlling GHG emissions under its existing authority under the CAA. For example, following its findings that emissions of GHGs present an endangerment to human health and the environment because such emissions contributed to warming of the Earth’s atmosphere and other climatic changes, the EPA has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources that are already potential major sources for conventional pollutants. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified production, processing, transmission and storage facilities in the United States on an annual basis. Federal agencies also have begun directly regulating emissions of methane, a GHG, from oil and natural gas operations. In June 2016, the EPA published regulations requiring certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and VOC emissions. Several states and industry groups have filed suit before the D.C. Circuit challenging the EPA’s implementation of the methane rule and legal authority to issue the methane rules. In November 2016, the EPA began seeking additional information on methane emissions from certain existing facilities and operations in the oil and natural gas sector as necessary to eventually expand the methane rules to include existing equipment and processes, but on March 3, 2017, the EPA announced that it was withdrawing the ICR so that the agency may further assess the need for the information that it was collecting through the request.

Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that prepared an agreement requiring member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This “Paris agreement” was signed by the United States in April 2016 and entered into force in November 2016; however, this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions. The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition, demand for our systems, results of operations, and cash flows. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas our customers produce, which could reduce demand for our systems. Finally, it should be noted that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations and the financial condition and operations of our customers.

Water Discharges

The federal Clean Water Act (“CWA”), and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into state waters or waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure (“SPCC”) requirements require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture or leak, and the development and maintenance of SPCC plans at our or our customers’ facilities. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by the Army Corps of Engineers pursuant to an appropriately issued permit.

In May 2015, the EPA issued final rules attempting to clarify the federal jurisdictional reach over waters of the United States but this rule has been stayed nationwide by the U.S. Sixth Circuit Court of Appeals as that appellate court and several other district courts ponder lawsuits opposing implementation of the rule. In January 2017, the U.S. Supreme Court accepted review of the rule to determine whether jurisdiction rests with the federal district or appellate courts. On February 28, 2017, President Trump issued an executive order directing the EPA and the Army Corps of Engineers to review and, consistent with applicable law, initiate rulemaking to rescind or revise the rule. On March 6, 2017, the EPA and Army Corps of Engineers published a notice of intent to review and rescind or revise the rule and on March 6, 2017, the U.S. Department of Justice filed a motion with the U.S. Supreme Court requesting the Court to stay the suit regarding which courts should hear challenges to this rule. At this time, it is unclear what impact these actions will have on the implementation of the rule. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

Hydraulic Fracturing

We manufacture and operate proprietary equipment and provide well site services that enhance the delivery of proppant used by hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing is an important and increasingly common practice that is used to stimulate production of natural gas and oil from low permeability hydrocarbon bearing subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants, and chemicals under pressure into the formation to fracture the surrounding rock, increase permeability and stimulate production. Although we do not directly engage in hydraulic fracturing activities, our customers use our systems in their hydraulic fracturing activities. While the U.S. Congress has from time to time considered regulation of hydraulic fracturing, no such legislation has been adopted. Rather, hydraulic fracturing is typically regulated by state oil and natural gas commissions and similar agencies. Also, some states have adopted, and other states are considering adopting, regulations that could impose new or more stringent permitting, disclosure or well construction requirements on hydraulic fracturing operations. Aside from state laws, local land use restrictions may restrict drilling in general or hydraulic fracturing in particular. Municipalities may adopt local ordinances attempting to prohibit hydraulic fracturing altogether or, at a minimum, allow such fracturing processes within their jurisdictions to proceed but regulating the time, place and manner of those processes. In addition, federal agencies have started to assert regulatory authority over the process and in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances, including as a result of water withdrawals for fracturing in times or areas of low water availability or due to surface spills during the management of fracturing fluids, chemicals or produced water. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly limit or otherwise regulate the hydraulic fracturing process.

The adoption of new laws or regulations at the federal or state levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult to complete natural gas wells, increase our customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could adversely impact demand for our systems. In addition, heightened political, regulatory, and public scrutiny of hydraulic fracturing practices could expose us or our customers to increased legal and regulatory proceedings, which could be time-consuming, costly, or result in substantial legal liability or significant reputational harm. We could be directly affected by adverse litigation involving us, or indirectly affected if the cost of compliance limits the ability of our customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for our systems, have a material adverse effect on our business, financial condition and results of operations.

Non-Hazardous and Hazardous Wastes

The Resource Conservation and Recovery Act (“RCRA”) and comparable state laws control the management and disposal of hazardous and non-hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes that we generate. In the course of our operations, we generate waste that are regulated as non-hazardous wastes and hazardous wastes, obligating us to comply with applicable standards relating to the management and disposal of such wastes. In addition, drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or natural gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, following the filing of a lawsuit in the U.S. District Court for the District of Columbia in May 2016 by several non-governmental environmental groups against the EPA for the agency’s failure to timely assess its RCRA Subtitle D criteria regulations for oil and gas wastes, the EPA and the environmental groups entered into an agreement that was finalized in a consent decree issued by the District Court on December 28, 2016. Under the decree, the EPA is required to propose no later than March 15, 2019, a rulemaking for revision of certain Subtitle D criteria regulations pertaining to oil and gas wastes or sign a determination that revision of the regulations is not necessary. If the EPA proposes a rulemaking for revised oil and as waste regulations, the Consent Decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our customers’ costs to manage and dispose of generated wastes and a corresponding decrease in their drilling operations, which developments could have a material adverse effect on our business.

Site Remediation

The CERCLA and comparable state laws impose strict, joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a disposal site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances released at the site. Under CERCLA, such persons may be liable for the costs of remediating the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. In addition, where contamination may be present, it is not uncommon for the neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. We have not received notification that we may be potentially responsible for cleanup costs under CERCLA at any site.

Endangered Species

The Endangered Species Act (“ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. As a result of one or more settlements entered into by the U.S. Fish and Wildlife Service ,that agency is required to consider listing numerous species as endangered or threatened under the Endangered Species Act by specified timelines. Current ESA listings and the designation of previously unprotected species as threatened or endangered in areas where we or our customers operate could cause us or our customers to incur increased costs arising from species protection measures and could result in delays or limitations in our or our customers’ performance of operations, which could adversely affect or reduce demand for our systems.

State and Local Regulation

We are subject to a variety of state and local environmental review and permitting requirements. Some states, including Texas where our manufacturing facility is located, have state laws similar to major federal environmental laws and thus our operations are also subject to state requirements that may be more stringent than those imposed under federal law. Our operations may require state-law based permits in addition to federal permits, requiring state agencies to consider a range of issues, many the same as federal agencies, including, among other things, a project’s impact on wildlife and their habitats, historic and archaeological sites, aesthetics, agricultural operations, and scenic areas. Texas has specific permitting and review processes for oilfield service operations, and state agencies may impose different or additional monitoring or mitigation requirements than federal agencies. The development of new sites and our existing operations also are subject to a variety of local environmental and regulatory requirements, including land use, zoning, building, and transportation requirements.

Intellectual Property

We continuously seek to innovate our manufacturing processes and product and service offerings to enhance our operations and deliver increased value to our customers. Our engineering team is focused on continuing to improve our manufacturing operations, expanding the capabilities of our systems and enhance our service offerings. We believe our investment in research and development will result in the development of complementary products and services, which will provide a competitive advantage as our customers focus on extracting oil and natural gas in the most economical and efficient ways possible.

We seek patent and trademark protections for our technology when we deem it prudent, and we aggressively pursue protection of these rights. We believe our patents, trademarks, and other protections for our proprietary technologies are adequate for the conduct of our business and that no single patent or trademark is critical to our business. In addition, we rely to a great extent on the technical expertise and know-how of our personnel to maintain our competitive position, and we take commercially reasonable measures to protect trade secrets and other confidential and/or proprietary information relating to the technologies we develop.

As of December 31, 2016, we had two issued patents; one utility patent application and two provisional patent applications in the United States relating to our systems and services and other technologies. Our issued patents expire, if all of the maintenance fees are paid, between 2032 and 2033. We cannot assure you that any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. In addition, any patents may be contested, circumvented, found unenforceable or invalid, and we may not be able to prevent third parties from infringing them.

Properties and Insurance

Our principal properties are described above under the caption “—Early, Texas Manufacturing Facility.” We believe that our properties and facility are adequate for our operations and are maintained in a good state of repair in the ordinary course of our business. However, our assets may be affected by natural or man-made disasters and other external events that may disrupt our manufacturing operations. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. In addition, our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource related matters.

Further, claims for loss of oil and natural gas production and damage to formations can occur in our industry. Litigation arising from a catastrophic occurrence at a location where our systems are deployed may result in our being named as a defendant in lawsuits asserting large claims.

We believe that our insurance coverage is customary for the industry in which we operate and adequate for our business. To address the hazards inherent in our business, we maintain insurance coverage that includes first-party physical damage coverage, third-party general liability insurance, auto liability, employer’s liability, environmental liability and other coverage, although coverage for environmental related losses is subject to certain limitations. However, we do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

We customarily enter into MSAs with our customers that delineate our customer’s and our respective indemnification obligations with respect to the systems we deploy. Generally, under our MSAs, we assume responsibility for pollution, contamination and other damage originating from any negligence or willful misconduct in our operation of the system. However, we generally do not assume responsibility for any other pollution or contamination that may occur during operations, including any pollution or contamination which may result from the actual proppant used on the well site, including pollution or contamination that may result from seepage or any other uncontrolled disbursement of proppant. While we have not received claims relating to pollution or contamination in the deployment of our systems, if we are ultimately deemed responsible, our obligations may include the control, removal and clean-up of any pollution or contamination. In such cases, we may be exposed to additional liability if we are negligent or commit willful acts causing the pollution or contamination. We routinely attempt to require and are sometime successful in requiring our customers to agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that their employees are injured by operating our systems, unless the loss is a result of our negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from the gross negligence or willful misconduct of our customer. The same principals often apply to mutual indemnification for loss or destruction of customer-owned property or equipment, except such indemnification is not limited by negligence or misconduct. Losses due to catastrophic events are generally the responsibility of the customer. However, despite this general allocation of risk, we may be unsuccessful in enforcing contractual terms, incur an unforeseen liability that is not addressed by the scope of the contractual provisions or be required to enter into an MSA with terms that vary from our standard allocations of risk, as described above. Consequently, we may incur substantial losses above our insurance coverage that could materially and adversely affect our financial condition and results of operations.

Legal Proceedings

Due to the nature of our business, we may become, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities. In the opinion of our management, there are no pending litigation, disputes or claims against us which, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations.

Employees

As of December 31, 2016, we employed 101 people and received services from eight other individuals employed by Solaris Energy Management, LLC pursuant to an Administrative Services Agreement. For additional information, please see “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates.” None of our employees are subject to collective bargaining agreements. We consider our employee relations to be good.

MANAGEMENT

Directors and Executive Officers

Set forth below are the name, age, position and description of the business experience of our executive officers and directors, as of April 28, 2017.

Name	Age	Position with Solaris Oilfield Infrastructure, Inc.
William A. Zartler	51	Founder and Chairman
Gregory A. Lanham	52	Chief Executive Officer and Director
Kyle S. Ramachandran	32	Chief Financial Officer
Kelly L. Price	58	Chief Operating Officer
Cynthia M. Durrett	52	Chief Administrative Officer
Lindsay R. Bourg	39	Chief Accounting Officer
James R. Burke	79	Director Nominee
Edgar R. Giesinger	60	Director Nominee
W. Howard Keenan, Jr.	66	Director Nominee
F. Gardner Parker	75	Director Nominee
A. James Teague	71	Director Nominee

William A. Zartler—Founder and Chairman. William A. Zartler is our Chairman and has served as a member of our board of directors since February 2017 and a manager of our predecessor since October 2014. Mr. Zartler founded Loadcraft Site Services LLC and served as its Executive Chairman from February 2014 to September 2014. Mr. Zartler served as our predecessor’s Chief Executive Officer and Chairman from October 2014 to January 2017. Mr. Zartler has extensive experience in both energy industry investing and managing growth businesses. Prior to founding our predecessor, in January 2013 Mr. Zartler founded Solaris Energy Capital, a private investment firm focused on investing in and managing emerging, high growth potential businesses primarily in midstream energy and oilfield services, including Solaris LLC, and Mr. Zartler continues to serve as the sole member and manager of Solaris Energy Capital. Prior to founding Solaris Energy Capital, Mr. Zartler was a founder and Managing Partner of Denham Capital Management (“Denham”), a $7 billion global energy and commodities private equity firm, from its inception in 2004 to January 2013. Mr. Zartler led Denham’s global investing activity in the midstream and oilfield services sectors and served on the firm’s Investment and Executive Committees. Previously, Mr. Zartler held the role of Senior Vice President and General Manager at Dynegy Inc., building and managing the natural gas liquids business. Mr. Zartler also served as a director of the general partner of NGL Partners LP (NYSE: NGL) from its inception in September 2012 to August 2013. Mr. Zartler began his career at Dow Hydrocarbons and Resources. Mr. Zartler received a Bachelor of Science in Mechanical Engineering from the University of Texas at Austin and a Masters of Business Administration from Texas A&M University. Mr. Zartler serves on the Engineering Advisory Board of the Cockrell School of Engineering at the University of Texas at Austin.

We believe that Mr. Zartler’s industry experience and deep knowledge of our business makes him well suited to serve as a member of our board of directors.

Gregory A. Lanham—Chief Executive Officer and Director. Gregory A. Lanham was named our Chief Executive Officer and Director in February 2017. From December 2015 to January 2017, Mr. Lanham was co-founder and Chief Executive Officer of Accendo Services LLC, where he advised private equity firms and credit investors on various investment opportunities in the oilfield services sector. From November 2012 to November 2015, Mr. Lanham served as Chief Executive Officer and Director of FTS International, the then largest private oilfield service company in North America. From 2008 to October 2012, Mr. Lanham served as Managing Director at Temasek Holdings (PTE.) Ltd, an investment holding company with $200 billion of assets under management. Mr. Lanham began his career at Anadarko Petroleum Corporation, where he spent twenty years in increasing roles of global responsibility. In 2015, Mr. Lanham was selected as the EY Entrepreneur Of The

Year® Southwest in the Energy category. Mr. Lanham serves on the board of directors of CONSOL Energy Inc., a leading diversified energy producer listed on the NYSE and Stallion Oilfield Services. Mr. Lanham received his B.S. in Petroleum Engineering from the University of Oklahoma.

Mr. Lanham has broad knowledge of the energy industry and significant experience with energy companies. We believe his skills and background qualifies to serve as a member of our board of directors.

Kyle S. Ramachandran—Chief Financial Officer. Kyle S. Ramachandran was named our Chief Financial Officer in February 2017. Mr. Ramachandran was previously our Vice President, Corporate Development and Strategy from October 2014 to January 2017, our Secretary from December 2014 to January 2017 and the Vice President of Solaris Energy Capital from February 2014 to September 2014. From August 2011 to January 2014, Mr. Ramachandran was a member of the Barra Energia management team, a private equity sponsored E&P company based in Rio de Janeiro. From 2009 to 2011, Mr. Ramachandran was an Associate at First Reserve, a global energy-focused private equity firm. Mr. Ramachandran began his career as an investment banker in the Mergers & Acquisitions Group at Citigroup. Mr. Ramachandran received a Bachelor of Science in Finance and Accounting from the Carroll School of Management Honors Program at Boston College, where he graduated cum laude.

Kelly L. Price—Chief Operating Officer. Kelly L. Price was named our Chief Operating Officer in March 2017. Mr. Price served as an operations consultant to us from January 2017 to February 2017. Mr. Price was previously a consultant for Accendo Services LLC from August 2016 to December 2016. From September 2015 to July 2016, Mr. Price pursued entrepreneurial opportunities in the pressure pumping industry. From January 2014 to August 2015, Mr. Price served as Senior Vice President of Pumping Services, Wireline and Logistics for FTS International, the then-largest private oilfield service company in North America. From August 2010 to October 2013, Mr. Price served as President, U.S. for Trican Well Service, subsequent to which he evaluated potential opportunities prior to joining FTS International. Mr. Price began his career at BJ Services, where he spent 32 years, including senior roles such as Vice President of Global Sales and Marketing, Vice President of West Division Sales and Rocky Mountain Regional Manager. Mr. Price began his career as field operator in Alberta, Canada.

Cynthia M. Durrett—Chief Administrative Officer. Cynthia M. Durrett was named our Chief Administrative Officer in March 2017. Ms. Durrett was previously our Vice President of Business Operations from October 2014 to February 2017 and the Vice President of Business Operations of Solaris Energy Capital from October 2013 to September 2014. From July 2013 to September 2013, Ms. Durrett served as an independent consultant in the proppant industry. From 2007 to June 2013, Ms. Durrett was the Director of Business Planning and Capital Projects for Cadre Proppants. Ms. Durrett previously served as Managing Director of Dynegy Midstream Services (“Dynegy”), where she provided leadership to several sectors of the organization including information technology, regulated energy delivery, natural gas liquids and midstream. Ms. Durrett began her career at Ferrell North America, where she managed operations for the energy commodities trading business, including natural gas liquids and refined products. Ms. Durrett received a Bachelor of Science in Business Administration from Park University in Kansas City, Missouri, where she graduated with distinction.

Lindsay R. Bourg—Chief Accounting Officer. Lindsay R. Bourg was named our Chief Accounting Officer in April 2017. From July 2009 to April 2017, Ms. Bourg served in various roles of responsibility including Vice President, Chief Accounting Officer and Controller, for Sabine Oil & Gas Corporation after serving as Controller for Sabine Oil & Gas LLC. Sabine Oil & Gas LLC was a privately held upstream company which actively engaged in the acquisition, exploration, development, and production of oil and natural gas through debt and equity financings of nearly $4.0 billion. In July 2015, Sabine Oil & Gas Corporation filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code and emerged from reorganization under Chapter 11 in August 2016. Prior thereto, Ms. Bourg held management and senior level positions at Davis Petroleum Corporation, Burlington Resources and PricewaterhouseCoopers LLP. Ms. Bourg’s accounting experience spans both public and private companies within the energy industry. Ms. Bourg obtained her Bachelor of Business Administration degree in Accounting from Texas State University where she graduated magna cum laude and is a Certified Public Accountant.

James R. Burke—Director Nominee. James R. Burke has been nominated to serve as a member of our board of directors, effective concurrently with this offering and has served as a manager of our predecessor since October 2014. Since July 2013 Mr. Burke has served on the board of Centurion, a private equity sponsored oilfield services company based in Aberdeen, Scotland. Mr. Burke served as the Chief Executive Officer and President of Forum Energy Technologies (“Forum”) from May 2005 to October 2007 and as Chairman of Forum from 2007 to 2010. Mr. Burke retired from his position as Chairman of Forum in 2010, subsequent to which he evaluated potential opportunities prior to becoming a director of Centurion. Prior to joining Forum, Mr. Burke served as Chief Executive Officer of Access Oil Tools Inc. (“Access”) from April 2000 to May 2005. Before joining Access, Mr. Burke held various positions with Weatherford International Ltd. from January 1991 to August 1999, including Executive Vice President responsible for all manufacturing operations and engineering at its Compressor Division. Prior to joining Weatherford, Mr. Burke was employed by Cameron Iron Works from 1967 to 1989, where he held positions of increasing seniority, including Vice President of Cameron’s Ball Valve division. Mr. Burke holds a Bachelor of Science in Electrical Engineering from University College, Dublin, Ireland, and a Master of Business Administration from Harvard University.

Mr. Burke has broad knowledge of the energy industry and significant operating experience. We believe his skills and industry experience qualify him to serve as a member of our board of directors.

Edgar R. Giesinger—Director Nominee. Edgar R. Giesinger has been nominated to serve as a member of our board of directors, effective concurrent with this offering. Mr. Giesinger retired as a managing partner from KPMG LLP in 2015. Since November of 2015, Mr. Giesinger has served on the board of Geospace Technologies Corporation, a publicly traded company primarily involved in the design and manufacture of instruments and equipment utilized in oil and gas industries. He has 35 years of accounting and finance experience working mainly with publicly traded corporations. Over the years, he has advised a number of clients in accounting and financial matters, capital raising, international expansions and in dealings with the Securities and Exchange Commission. While working with companies in a variety of industries, his primary focus has been energy and manufacturing clients. Mr. Giesinger is a Certified Public Accountant in the State of Texas and member of the American Institute of Public Accountants. He has lectured and led seminars on various topics dealing with financial risks, controls and financial reporting.

We believe that Mr. Giesinger’s extensive financial and accounting experience, including that related to energy and manufacturing industries, qualifies him to effectively serve as a director.

W. Howard Keenan, Jr.—Director Nominee. W. Howard Keenan, Jr. has been nominated to serve as a member of our board of directors, effective concurrently with this offering and has served as a manager of our predecessor since November 2014. Mr. Keenan has over 40 years of experience in the financial and energy businesses. Since 1997, he has been a Member of Yorktown Partners LLC, a private investment manager focused on the energy industry. From 1975 to 1997, he was in the Corporate Finance Department of Dillon, Read & Co. Inc. and active in the private equity and energy areas, including the founding of the first Yorktown Partners fund in 1991. Mr. Keenan also serves on the Boards of Directors of the following companies: Antero Resources Corporation, the general partner of Antero Midstream Partners LP and Ramaco Resources, Inc. In addition, he is serving or has served as a director or manager of multiple Yorktown Partners portfolio companies. Mr. Keenan holds a Bachelor of Arts degree cum laude from Harvard College and a Masters of Business Administration degree from Harvard University.

Mr. Keenan has broad knowledge of the energy industry and significant experience with energy companies. We believe his skills and background qualify him to serve as a member of our board of directors.

F. Gardner Parker—Director Nominee. F. Gardner Parker has been nominated to serve as a member of our board of directors, effective concurrently with this offering. Mr. Parker has been a private investor since 1984 and a director of Carrizo Oil & Gas, Inc. (“Carrizo”) (NASDAQ: CRZO) since 2000. He currently serves as Chairman of Carrizo’s Audit Committee and as Lead Independent Director. Mr. Parker also serves on the board and is Chairman of the Audit Committee of Sharps Compliance Corp. (NASDAQ: SMED), a medical waste management services provider. Mr. Parker is also a Trust Director of Camden Property Trust (NYSE: CPT). Previously, Mr. Parker was a director of Triangle Petroleum Corporation from November 2009 to July 2015 and a director of Hercules Offshore Inc. from 2005 to November 2015. Mr. Parker was a founding director for Camden in 1993 and also served as the Lead Independent Trust Manager from 1998 to 2008. In the private sector, Mr. Parker is Chairman of the Board of Edge Resources LTD, Enterprise Offshore Drilling and Norton Ditto. He was a partner at Ernst & Ernst (now Ernst & Young LLP) from 1978 to 1984. Mr. Parker is a graduate of the University of Texas and is a certified public accountant in Texas. Mr. Parker is board certified by the National Association of Corporate Directors (the “NACD”), where he serves as a NACD Board Leadership Fellow.

Mr. Parker has broad knowledge of the energy industry and significant experience as a director on the boards and audit, compensation and corporate governance committees of numerous public and private companies. We believe his skills and experience qualify him to serve as a member of our board of directors.

A. James Teague—Director Nominee. A. James Teague has been nominated to serve as a member of our board of directors, effective concurrently with this offering. Mr. Teague has served as the Chief Executive Officer of Enterprise Products Holdings LLC since January 2016 and has been a Director of Enterprise Products Holdings LLC since July 2008. Mr. Teague previously served as the Chief Operating Officer of Enterprise Products Holdings LLC from November 2010 to December 2015 and served as an Executive Vice President of Enterprise Products Holdings from November 2010 until February 2013. Mr. Teague joined Enterprise in connection with its purchase of certain midstream energy assets from affiliates of Shell Oil Company in 1999. From 1998 to 1999, Mr. Teague served as President of Tejas Natural Gas Liquids, LLC, then an affiliate of Shell. From 1997 to 1998, he was President of Marketing and Trading for MAPCO, Inc. Prior to 1997 he spent 22 years with Dow Chemical in various roles including Vice President, Hydrocarbon Feedstocks.

Mr. Teague has broad knowledge of the energy industry and significant operating experience. We believe his skills and industry experience qualify him to serve as a member of our board of directors.

Composition of Our Board of Directors

Our board of directors currently consists of two members. Prior to the date that our Class A common stock is first traded on the NYSE, we expect to have seven members of our board of directors.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2018, 2019 and 2020, respectively. Messrs. Burke and Parker will be assigned to Class I, Messrs. Keenan and Lanham will be assigned to Class II, and Messrs. Giesinger, Teague and Zartler will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

The board of directors is in the process of reviewing the independence of our directors using the independence standards of the NYSE. Currently, we anticipate that our board of directors will determine that each of Messrs. Burke, Giesinger, Keenan, Parker and Teague are independent within the meaning of the NYSE listing standards currently in effect and that Messrs. Giesinger, Parker and Teague are independent within the meaning of 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

We will establish an audit committee prior to the completion of this offering. Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit committee will initially consist of three directors, Messrs. Giesinger, Parker and Teague, who are independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE listing standards.

Compensation Committee

We will establish a compensation committee prior to completion of this offering. We anticipate that the compensation committee will consist of three directors, Messrs. Parker, Keenan and Zartler, of whom Messrs. Parker and Keenan will be “independent” under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the PCAOB and applicable stock exchange or market standards.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance prior to completion of this offering. We anticipate that the nominating and corporate governance committee will consist of three directors, Messrs. Zartler, Burke and Keenan, of whom Messrs. Burke and Keenan will be “independent” under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the effective date of the registration statement of which this prospectus is a part, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the effective date of the registration statement of which this prospectus is a part, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer, our next two other most highly compensated officers at the end of the last completed fiscal year and up to two additional individuals who would have been considered one of our next two most highly compensated officers except that such individuals did not serve as executive officers at the end of the last completed fiscal year. Accordingly, our named executive officers are:

Name	Principal Position
William A. Zartler.	Founder and Chairman

Kyle Ramachandran	Chief Financial Officer

Christopher Work	Former Chief Financial Officer

Mr. Zartler served as our principal executive officer during fiscal year 2016 and began serving as our Chairman and member of our board of directors in February 2017. Mr. Work served as our Chief Financial Officer during fiscal year 2016 before his resignation in 2017.

Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to compensation earned for services rendered in all capacities during the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)	Total ($)
William A. Zartler (Founder and Chairman)	2016	$240,250	$125,000	$16,000	$381,250

Kyle Ramachandran (Chief Financial Officer)	2016	$151,875	$50,250	$7,748	$209,873

Christopher Work (Former Chief Financial Officer)	2016	$215,416	$60,500	$10,876	$286,792

(1)	Amounts in this column reflect discretionary bonuses earned by our named executive officers for fiscal year 2016.

Outstanding Equity Awards at 2016 Fiscal Year-End

None of our named executive officers held outstanding equity-based awards as of December 31, 2016 and, as a result, the Outstanding Equity Awards at 2016 Fiscal Year-End table is not presented here.

Additional Narrative Disclosures

Base Salary

Each named executive officer’s base salary is a fixed component of compensation and does not vary depending on the level of performance achieved. Base salaries are determined for each named executive officer based on his or her position and responsibility. Our board of directors reviews the base salaries for each named executive officer periodically as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, our board of directors considers individual and company performance over the course of the applicable year. The board of directors has historically made adjustments to base salaries for named executive officers upon consideration of any factors that it deems relevant, including but not limited to: (a) any increase or decrease in the named executive officer’s responsibilities, (b) the named executive officer’s job performance, and (c) the level of compensation paid to senior executives of other companies with whom we compete for executive talent, as estimated based on publicly available information and the experience of members of our board of directors.

Cash Bonuses

We do not maintain a formal bonus program for our named executive officers. However, our named executive officers have historically received discretionary bonuses to recognize their significant contributions and aid in our retention efforts. Based upon a year-end review of certain performance and individual criteria established by our predecessor’s board of managers, it was determined whether each named executive officer was eligible to receive a cash bonus for a given year and the amount of such cash bonus. Bonus payments, if any, were historically made in the year following the fiscal year to which the bonus relates and required that the named executive officer be employed by us through the applicable payment date in order to receive payment. Going forward, our board of directors (or a committee thereof) will determine each named executive officer’s eligibility for an annual cash bonus (whether discretionary or pursuant to a bonus plan we later implement), and the amount of such bonus (if any).

Other Benefits

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a plan intended to provide benefits under section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan permits employees to contribute portions of their base compensation into a retirement account in order to encourage all employees, including any participating named executive officers, to save for the future. We provide matching contributions equal to 100% of the first 4% of each employee’s eligible compensation contributed to the plan.

Employment, Severance or Change in Control Agreements

We do not currently maintain any employment, severance or change in control agreements with our named executive officers. In addition, our named executive officers are not currently entitled to any payments or other benefits in connection with a termination of employment or a change in control outside of the potential initial public offering bonuses described below.

We may enter into employment agreements with certain named executive officers in connection with this offering but the terms of such employment agreements and the recipients thereof have not been determined at this time.

IPO Bonuses

We intend to grant certain employees, including our named executive officers, and consultants bonuses in connection with a successful completion of this offering. One portion of the bonuses will be made in a single lump sum cash payment upon the completion of the initial public offering, which will be based on the initial public offering price set forth on the cover page of this prospectus, and a second portion of the value of the bonuses will be granted to the employees and consultants in the form of restricted stock awards that will be governed by the 2017 Plan described below. The restricted stock awards will be granted at the time that the offering closes. Such awards will consist of restricted stock with an aggregate grant date value equal to $2.4 million for all employees and consultants (including our named executive officers), which represents 202,576 shares of restricted stock (assuming the value of each restricted share is equal to $12.00 (which represents the initial offering price with respect to a share of our common stock)). These restricted stock awards will vest on the first anniversary of the date of grant.

Based on the initial offering price of $12.00 per share of Class A common stock, we expect that the aggregate amount of the cash portion of such bonus payments will be approximately $3.1 million for all employees and consultants, with William A. Zartler and Kyle S. Ramachandran receiving $803,765 and $493,067, respectively. We expect Mr. Zartler and Mr. Ramachandran to receive restricted stock awards with a value of $803,768 and $493,068, respectively, which represents approximately 66,981 and 41,089 shares (based on the initial offering price of $12.00 per share of Class A common stock), respectively.

2017 Long Term Incentive Plan

In connection with this offering, we intend to adopt an omnibus equity incentive plan, the Solaris Oilfield Infrastructure, Inc. 2017 Long Incentive Plan (the “2017 Plan”), for the employees, consultants and the directors of the Company and its affiliates who perform services for us. The following description of the 2017 Plan is based on the form we anticipate adopting, but the 2017 Plan has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final form of the 2017 Plan once adopted. In connection with this offering, we expect to grant awards under the 2017 Plan consisting of (i) restricted stock with an aggregate grant date fair value equal to $2.4 million to certain employees, including our named executive officers, and consultants, as further described in “—IPO Bonuses” above and (ii) restricted stock with an aggregate grant date value equal to $5.3 million to our executive officers, with Gregory A. Lanham and Kyle S. Ramachandran receiving 242,424 and 90,909 shares, respectively (based on the initial offering price of $12.00 per share of Class A common stock), which awards shall vest in three equal annual installments on the first three anniversaries of the date of grant. In addition, we currently anticipate that all outstanding unit options granted under the Solaris Oilfield Infrastructure, LLC 2015 Membership Unit Option Plan will be exchanged for substantially equivalent (after giving effect to the reorganization transactions occurring in connection with this offering) options to acquire our Class A common stock under the 2017 Plan. Other than such awards, we do not currently anticipate granting additional awards under the 2017 Plan at this time. The restricted stock awards granted in connection with the initial public offering bonuses described above should be not be interpreted as representative of the 2017 Plan awards that may be granted to our employees and/or directors in the future.

The 2017 Plan will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws (“incentive options”); (ii) stock options that do not qualify as incentive stock options (“nonstatutory options,” and together with incentive options, “options”); (iii) stock appreciation rights (“SARs”); (iv) restricted stock awards (“restricted stock awards”); (v) restricted stock units (“restricted stock units” or “RSUs”); (vi) bonus stock (“bonus stock awards”); (vii) performance awards (“performance awards”); (viii) dividend equivalents; (ix) other stock-based awards; (x) cash awards; and (xi) substitute awards (referred to collectively herein with the other awards as the “awards”).

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2017 Plan.

Administration

Our board of directors, or a committee thereof (as applicable, the “Administrator”), will administer the 2017 Plan pursuant to its terms and all applicable state, federal or other rules or laws. The Administrator will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our Class A common stock), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting or exercisability of an award, delegate duties under the 2017 Plan and execute all other responsibilities permitted or required under the 2017 Plan.

Securities to be Offered

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, 5,040,419 shares of our Class A common stock will be available for delivery pursuant to awards under the 2017 Plan. If an award under the 2017 Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the 2017 Plan.

Types of Awards

Options—We may grant options to eligible persons including: (i) incentive options (only to our employees or those of our subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory options. The exercise price of each option granted under the 2017 Plan will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of Class A common stock as of the date of grant (or 110% of the fair market value for certain incentive options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in Class A common stock, other awards or other property) and the methods and forms in which Class A common stock will be delivered to a participant.

SARs—A SAR is the right to receive a share of Class A common stock, or an amount equal to the excess of the fair market value of one share of the Class A common stock on the date of exercise over the grant price of the SAR, as determined by the Administrator. The exercise price of a share of Class A common stock subject to the SAR shall be determined by the Administrator, but in no event shall that exercise price be less than the fair market value of the Class A common stock on the date of grant. The Administrator will have the discretion to determine other terms and conditions of a SAR award.

Restricted stock awards—A restricted stock award is a grant of shares of Class A common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the 2017 Plan or an award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to vote the Class A common stock subject to the restricted stock award or to receive dividends on the Class A common stock subject to the restricted stock award during the restriction period. The Administrator shall provide, in the restricted stock award agreement, whether the restricted stock will be forfeited upon certain terminations of employment. Unless otherwise determined by the Administrator, Class A common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such Class A common stock or other property has been distributed.

Restricted stock units—RSUs are rights to receive Class A common stock, cash, or a combination of both at the end of a specified period. The Administrator may subject RSUs to restrictions (which may include a risk of forfeiture) to be specified in the RSU award agreement, and those restrictions may lapse at such times determined by the Administrator. Restricted stock units may be settled by delivery of Class A common stock, cash equal to the fair market value of the specified number of shares of Class A common stock covered by the RSUs, or any combination thereof determined by the Administrator at the date of grant or thereafter. Dividend equivalents on the specified number of shares of Class A common stock covered by RSUs may be paid on a current, deferred or contingent basis, as determined by the Administrator on or following the date of grant.

Bonus stock awards—The Administrator will be authorized to grant Class A common stock as a bonus stock award. The Administrator will determine any terms and conditions applicable to grants of Class A common stock, including performance criteria, if any, associated with a bonus stock award.

Performance awards—The vesting, exercise or settlement of awards may be subject to achievement of one or more performance criteria set forth in the 2017 Plan. One or more of the following performance criteria for the Company, on a consolidated basis, and/or for specified subsidiaries, may be used by the Administrator in establishing performance goals for such performance awards: (1) revenues, sales or other income; (2) free cash flow, discretionary cash flow, cash flows from operations, cash flows from investing activities, and/or cash flows from financing activities; (3) return on net assets, return on assets, return on investment, return on capital, return on capital employed or return on equity; (4) income, operating income or net income; (5) earnings or earnings margin determined before or after any one or more of depletion, depreciation and amortization expense; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; net gain or loss on the disposition of assets; income or loss from discontinued operations, net of tax; noncash derivative related activity; amortization of stock-based compensation; income taxes; or other items (including but not limited to EBITDA and Adjusted EBITDA); (6) equity; net worth; tangible net worth; book capitalization; debt; debt, net of cash and cash equivalents; capital budget or other balance sheet goals; (7) debt or equity financings or improvement of financial ratings or leverage ratings; (8) general and administrative expenses; (9) capital expenditures, operating costs or base operating costs; (10) net asset value; (11) fair market value of the Class A common stock, share price, share price appreciation, total stockholder return or payments of dividends; (12) achievement of savings from business improvement projects and achievement of capital projects deliverables; (13) working capital or working capital changes; (14) operating profit or net operating profit; (15) internal research or development programs; (16) geographic business expansion; (17) corporate development (including licenses, innovation, research or establishment of third party collaborations); (18) performance against environmental, ethics or sustainability targets; (19) safety performance and/or incident rate; (20) human resources management targets, including medical cost reductions, employee satisfaction or retention, workforce diversity and time to hire; (21) satisfactory internal or external audits; (22) consummation, implementation or completion of a change in control or other strategic partnerships, transactions, projects, processes or initiatives or other goals relating to acquisitions or divestitures (in whole or in part), joint ventures or strategic alliances; (23) regulatory approvals or other regulatory milestones; (24) legal compliance or risk reduction; (25) market share; (26) economic value added; (27) cost reduction targets; (28) total revenue days; (29) operating ratios or metrics; or (30) customer acquisition or customer retention. The Administrator may also use any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Administrator including, but not limited to, the Standard & Poor’s 500 stock index or a group of comparable companies. At the time a performance goal is established with respect to an award, the Administrator may also exclude the impact of one or more events or occurrences, as specified by the Administrator, so long such events or occurrences are objective determinable, and further provided that any such adjustment would not cause an award intended to comply with Section 162(m) of the Code to fail to so qualify.

Performance awards granted to eligible persons who are deemed by the Administrator to be “covered employees” pursuant to section 162(m) of the Code shall be administered in accordance with the rules and regulations issued under section 162(m) of the Code. The Administrator may also impose individual performance criteria on the awards, which, if required for compliance with section 162(m) of the Code, will be approved by our stockholders.

Dividend Equivalents—Dividend equivalents entitle a participant to receive cash, Class A common stock, other awards or other property equal in value to dividends paid with respect to a specified number of shares of our Class A common stock, or other periodic payments at the discretion of the Administrator. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted stock award or a bonus stock award).

Other Stock-Based Awards—Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our Class A common stock.

Cash Awards—Cash awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other award.

Substitute Awards—Awards may be granted in substitution or exchange for any other award granted under the 2017 Plan or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2017 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions. If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of Class A common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the 2017 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2017 Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of stockholders, to amend any outstanding stock option or stock appreciation right to reduce its exercise price per share. The 2017 Plan will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

Clawback. All awards under the 2017 Plan will be subject to any clawback or recapture policy adopted by the Company, as in effect from time to time.

Director Compensation

Solaris Inc., the issuer of the Class A common stock in this offering, was formed in February, 2017. No obligations with respect to compensation for directors were accrued or paid during fiscal year 2016 or to date in 2017. Two of the six individuals serving on the board of managers of Solaris LLC received $25,000, and the lead manager received $50,000, for their services on such board of managers during fiscal year 2016.

Going forward, we believe that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. We also believe that a significant portion of the total compensation package for our non-employee directors should be equity-based to align the interest of directors with our stockholders.

We are reviewing the non-employee director compensation packages provided by certain peer companies and intend to implement a non-employee director compensation program in connection with this offering.

Directors who are also our employees will not receive any additional compensation for their service on our board of directors.

CORPORATE REORGANIZATION

We were incorporated as a Delaware corporation in February 2017. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries. The Solaris LLC Agreement will be amended and restated to, among other things, admit Solaris Inc. as the sole managing member of Solaris LLC.

In connection with this offering, (a) all of the membership interests in Solaris LLC held by the Existing Owners, will be converted into (i) a single class of units in Solaris LLC representing in the aggregate 32,365,823 Solaris LLC Units and (ii) the right to receive the distributions of cash and shares of Class B common stock described in clauses (c) and (d) below, (b) Solaris Inc. will issue and contribute 32,365,823 shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for a number of Solaris LLC Units equal to the number of shares of Class A common stock issued in the offering (assuming no exercise of the underwriters’ option to purchase additional shares), (c) Solaris LLC will use a portion of the proceeds from this offering to distribute to the Existing Owners, on a pro rata basis, an aggregate amount of cash equal to 2,288,800 times the initial public offering price per share of Class A common stock after underwriting discounts and commissions and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds.

To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Solaris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares.

After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters’ option to purchase additional shares is not exercised:

•	the Existing Owners will own all of the Class B common stock, representing 76.2% of our capital stock (of which, (i) Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 35.4% of our capital stock and (ii) William A. Zartler, the Chairman of our board of directors, will beneficially own approximately 40.1% of our Class B common stock, representing approximately 30.6% of our capital stock);

•	Solaris Inc. will own an approximate 23.8% interest in Solaris LLC; and

•	the Existing Owners will own an approximate 76.2% interest in Solaris LLC.

If the underwriters’ option to purchase additional shares is exercised in full:

•	the Existing Owners will own Class B common stock, representing 72.6% of our capital stock (of which, (i) Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 33.7% of our capital stock and (ii) Mr. Zartler will beneficially own approximately 40.1% of our Class B common stock, representing approximately 29.1% of our capital stock);

•	Solaris Inc. will own an approximate 27.4% interest in Solaris LLC; and

•	the Existing Owners will own an approximate 72.6% interest in Solaris LLC.

The 12,973,892 shares of Class B common stock that are expected to be beneficially owned by Mr. Zartler following completion of the offering as discussed above includes 11,595,898 shares (or 11,053,110 shares, if the underwriters’ option to purchase additional shares is exercised in full) of Class B common stock, representing approximately 35.8% of our Class B common stock and 27.3% of our capital stock (or 35.8% of our Class B common stock and 26.0% of our capital stock, if the underwriters’ option to purchase additional shares is exercised in full) following completion of this offering, that are held by LSS, an entity that Mr. Zartler may be deemed to control. LSS has advised us that it intends, following completion of this offering, to make a pro rata distribution of all of the shares of Class B common stock and Solaris LLC Units it receives in connection with our Corporate Reorganization on a pro rata basis to its members. In connection with such distribution, it is anticipated that Solaris Energy Capital, a company controlled by Mr. Zartler, will receive 5,687,885 shares (or 5,421,389 shares, if the underwriters’ option to purchase additional shares is exercised in full) of Class B common stock. Accordingly, following such distribution, it is expected that Mr. Zartler will beneficially own 7,065,879 shares (or 6,734,881 shares, if the underwriters’ option to purchase additional shares is exercised in full) of Class B common stock, representing approximately 21.8% of our Class B common stock and 16.6% of our capital stock (or 21.8% of our Class B common stock and 15.9% of our capital stock, if the underwriters’ option to purchase additional shares is exercised in full) following the completion of this offering and the distribution by LSS. The LSS Distribution will not impact Yorktown’s ownership in us. Additionally, following the distribution, we do not expect any of our Existing Owners other than Yorktown, Solaris Energy Capital and Mr. Zartler to own more than 5% of our outstanding capital stock.

Please see “Security Ownership of Certain Beneficial Owners and Management.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

Following this offering, under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at Solaris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.”

The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions— Registration Rights Agreement.”

Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC and such adjustments will be allocated to Solaris Inc. These adjustments would not have been available to Solaris Inc. absent its acquisition or deemed acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Solaris Inc. would otherwise be required to pay in the future.

Solaris Inc. will enter into a Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Solaris Inc. as a result of, and additional tax basis arising from, any payments Solaris Inc. makes under the Tax Receivable Agreement.

Solaris Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Solaris LLC Agreement

The Solaris LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Solaris LLC Agreement is qualified in its entirety by reference thereto.

Redemption Rights

Following this offering, under the Solaris LLC Agreement, the Existing Owners will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of their Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the Existing Owners for, Solaris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. As the Existing Owners redeem their Solaris LLC Units, our membership interest in Solaris LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

Distributions and Allocations

Under the Solaris LLC Agreement, we will have the right to determine when distributions will be made to the holders of Solaris LLC Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of Solaris LLC Units generally on a pro rata basis in accordance with their respective percentage ownership of Solaris LLC Units.

Solaris LLC will allocate its net income or net loss for each year to the holders of Solaris LLC Units pursuant to the terms of the Solaris LLC Agreement, and the holders of Solaris LLC Units, including Solaris Inc., will generally incur U.S. federal, state and local income taxes on their share of any taxable income of Solaris LLC. Net income and losses of Solaris LLC generally will be allocated to the holders of Solaris LLC Units on a pro rata basis in accordance with their respective percentage ownership of Solaris LLC Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent Solaris LLC has available cash and subject to the terms of any future debt instruments, we intend to cause Solaris LLC to make (i) generally pro rata distributions to the holders of Solaris LLC Units, including Solaris Inc., in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement that we will enter into with the TRA Holders in connection with the closing of this offering and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to Solaris Inc. to reimburse us for our corporate and other overhead expenses.

Issuance of Equity

The Solaris LLC Agreement will provide that, except as otherwise determined by us, at any time Solaris Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by Solaris Inc. with respect to such issuance, if any, shall be concurrently invested in Solaris LLC, and Solaris LLC shall issue to Solaris Inc. one Solaris LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Solaris Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired, Solaris LLC shall redeem, repurchase or otherwise acquire an equal number of Solaris LLC Units held by Solaris Inc., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Competition

Under the Solaris LLC Agreement, the members have agreed that certain our Existing Owners, including Yorktown, and their respective affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with our customers.

Dissolution

Solaris LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Solaris LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Solaris LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Solaris LLC Units owned by each of them.

Tax Receivable Agreement

As described in “Corporate Reorganization,” the Existing Owners may redeem their Solaris LLC Units for shares of Class A common stock or cash, as applicable, in the future pursuant to the Redemption Right or the Call Right. Solaris LLC intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which a redemption of Solaris LLC Units pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, our acquisition (or deemed acquisition for U.S. federal income tax purposes) of Solaris LLC Units as a part of the corporate reorganization and redemptions of Solaris LLC Units pursuant to the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC. These adjustments will be allocated to Solaris Inc. Such adjustments to the tax basis of the tangible and intangible assets of Solaris LLC would not have been available to Solaris Inc. absent its acquisition or deemed acquisition of Solaris LLC Units as part of the reorganization transactions or pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) Solaris Inc.’s depreciation, depletion and amortization deductions and may also decrease Solaris Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Solaris Inc. would otherwise be required to pay in the future.

Solaris Inc. will enter into the Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Solaris Inc. as a result of, and additional tax basis arising from, any payments Solaris Inc. makes under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of the cash savings. Certain of the TRA Holders’ rights under the Tax Receivable Agreement are transferable in connection with a permitted transfer of Solaris LLC Units or if the TRA Holder no longer holds Solaris LLC Units.

The payment obligations under the Tax Receivable Agreement are Solaris Inc.’s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing Solaris Inc.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of any redemption of Solaris LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount and timing of the taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Solaris Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments, based on the assumptions discussed below, would be approximately $121.0 million (calculated using a discount rate equal to one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $161.3 million). For more information on the Tax Receivable Agreement, see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Solaris Inc. by Solaris LLC are not sufficient to permit Solaris Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Solaris LLC or Solaris Inc.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) or other relevant tax authorities, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Solaris Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus 100 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any Solaris LLC Units (other than those held by Solaris Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment would be approximately $121.0 million. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of Solaris LLC Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of Solaris LLC Units may increase the TRA Holders’ tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. Such effects and such consent rights may result in differences or conflicts of interest between the interests of the TRA Holders and other stockholders.

Payments generally are due under the Tax Receivable Agreement within five business days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus 150 basis points. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus 150 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreement.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Solaris LLC’s subsidiaries to make distributions to it. The ability of Solaris LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Solaris LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners, including Yorktown, Solaris Energy Capital and certain members of our management team (the “Initial Holders”). Pursuant to the registration rights agreement, we have agreed to register the sale of shares of our Class A common stock under certain circumstances.

Demand Rights

At any time after the 180 day lock-up period described in “Underwriting,” and subject to the limitations set forth below, any Initial Holder (or its permitted transferees) has the right to require us by written notice to prepare and file a registration statement registering the offer and sale of a certain number of its shares of Class A common stock. Generally, we are required to file such registration statement within 15 days of such written notice. Subject to certain exceptions, we will not be obligated to effect a demand registration within 90 days after the closing of any underwritten offering of shares of our Class A common stock.

We are also not obligated to effect any demand registration in which the amount of Class A common stock to be registered has an aggregate value of less than $35 million. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. We will be required to use all commercially reasonable efforts to maintain the effectiveness of any such registration statement until all shares covered by such registration statement have been sold.

In addition, any Initial Holder (or its permitted transferees) then able to effectuate a demand registration has the right to require us, subject to certain limitations, to effect a distribution of any or all of its shares of Class A common stock by means of an underwritten offering.

Piggyback Rights

Subject to certain exceptions, if at any time we propose to register an offering of common stock or conduct an underwritten offering, whether or not for our own account, then we must notify the Initial Holders (or their permitted transferees) of such proposal at least five business days before the anticipated filing date or commencement of the underwritten offering, as applicable, to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective.

Historical Transactions with Affiliates

Promissory Notes

In 2014, Solaris LLC amended its Limited Liability Company Agreement to authorize Solaris LLC to issue membership units at a value of $100 per unit in exchange for a promissory note. During the years ended December 31, 2016 and 2015, Solaris LLC issued 0 and 66,103 units, respectively, in exchange for notes receivable to certain members of management. In August 2015, a former employee assigned us 10,526 units previously purchased with proceeds from a promissory note in exchange for a release of the applicable promissory note. In November 2016, a former employee that was previously assigned 8,701 units paid off the applicable promissory note in cash. The promissory notes were partial recourse, accrued interest at 6% per annum and matured through various dates during 2022. Principal and accrued interest were due and payable upon the earlier of employee termination or the maturity date of the note. As of December 31, 2016, the outstanding principal and accrued interest for the notes totaled $4.7 million and $0.5 million, respectively, which is recorded in members’ equity as the notes were originally received in exchange for the issuance of membership units. As of March 14, 2017, the promissory notes that were issued to our directors and executive officers have been repaid and terminated.

Solaris Energy Management, LLC

On November 22, 2016 we entered into an administrative services arrangement with Solaris Energy Management LLC (“SEM”), a company partially-owned by William A. Zartler, the Chairman of our board of directors, for the provision of certain personnel and administrative services to us at cost. The services provided by SEM, include, but are not limited to, executive management functions, accounting and bookkeeping and treasury. In addition, SEM provides office space, equipment and supplies to us under the administrative service agreement. For the year ended December 31, 2016, we paid SEM $0.3 million for these services. Contemporaneously with or prior to the completion of this offering, certain employees of SEM will become our employees, and we intend to amend and restate the administrative service agreement in its entirety. We will also hire new employees to perform duties previously provided by SEM, though we may continue to utilize office space under the administrative service agreement or receive certain other administrative services from SEM.

Our predecessor’s employees also provided consulting and advisory services to Solaris Water Operations, LLC (“Solaris Water”), a company owned by William A. Zartler, the Chairman of our board of directors. The company received $0.3 million from Solaris Water for the provision of services between February 2016 and July 2016. We do not expect our employees to provide services to Solaris Water following the completion of this offering.

Corporate Reorganization

In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the members of Solaris LLC. Please read “Corporation Reorganization.”

Policies and Procedures for Review of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each member of our board of directors and each of our director nominees;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 9811 Katy Freeway, Suite 900, Houston, Texas 77024.

The table does not reflect any Class A common stock that directors and officers may purchase in this offering through the directed share program described under “Underwriting.”

	Shares Beneficially Owned After the Offering (Assuming No Exercise of the Underwriters’ Over-Allotment Option)(1)						Shares Beneficially Owned After the Offering (Assuming the Underwriters’ Over-Allotment Option is Exercised in Full)(1)
	Class A Common Stock		Class B Common Stock		Combined Voting Power(2)		Class A Common Stock		Class B Common Stock		Combined Voting Power(2)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Stockholders:
Yorktown Energy Partners X, L.P. (3)	—	—	15,022,824	46.4%	15,022,824	34.9%	—	—	14,319,626	46.4%	14,319,626	33.3%
Loadcraft Site Services LLC (4)(5)	—	—	11,595,898	35.8%	11,595,898	26.9%	—	—	11,053,110	35.8%	11,053,110	25.7%
Solaris Energy Capital, LLC (5)(6)	—	—	6,054,649	18.7%	6,054,649	14.1%	—	—	5,770,985	18.7%	5,770,985	13.4%

Directors, Director Nominees and Named Executive Officers:
Gregory A. Lanham	—	—	—	—	—	—	—	—	—	—	—	—
Kyle S. Ramachandran (5)	—	—	750,118	2.3%	750,118	1.7%	—	—	714,945	2.3%	714,945	1.7%
William A. Zartler (5)(6)	—	—	12,973,892	40.1%	12,973,892	30.1%	—	—	12,366,602	40.1%	12,366,602	28.7%
James R. Burke (5)(7)	10,629	*	80,209	0.2%	90,838	*	10,629	*	76,467	0.2%	87,095	*
Edgar R. Giesinger	—	—	—	—	—	—	—	—	—	—	—	—
W. Howard Keenan, Jr.	—	—	—	—	—	—	—	—	—	—	—	—
F. Gardner Parker	—	—	—	—	—	—	—	—	—	—	—	—
A. James Teague	—	—	—	—	—	—	—	—	—	—	—	—

Directors and executive officers as a group (11 persons) (5)(6) (8)(9)	80,374	*	14,038,448	43.4%	14,118,822	32.8%	80,374	*	13,381,241	43.4%	13,461,615	31.3%

*	Less than 1%
(1)	Subject to the terms of the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed. In connection with such acquisition, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Person Transactions—Solaris LLC Agreement.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by a Solaris Unit Holder of its redemption right. As a result, beneficial ownership of Class B common stock and Solaris LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be redeemed.
(2)

Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Solaris LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each Solaris Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Solaris Inc. equal to the number of Solaris LLC Units that they hold. See “Corporation Reorganization,” “Description of Capital Stock—Class A Common Stock” and “—Class B Common Stock.”

(3)	Yorktown X Company LP is the sole general partner of Yorktown Energy Partners X, L.P. Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners X, L.P. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the shares held by Yorktown Energy Partners X, L.P. in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a manager of Yorktown X Associates LLC. Mr. Keenan disclaims beneficial ownership of the shares held by Yorktown Energy Partners X, L.P. The address for Yorktown Energy Partners X, L.P. is 410 Park Avenue, 19th Floor, New York, New York 10022.
(4)	SEC Loadcraft Management LLC (“Loadcraft Management”) is the sole manager of Loadcraft Site Services LLC (“LSS”) and has the authority to vote or dispose of the shares held by LSS in its sole discretion. The sole manager of Loadcraft Management is William A. Zartler. As a result, Mr. Zartler may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by LSS. Mr. Zartler disclaims beneficial ownership of the shares held by LSS in excess of his pecuniary interest therein.
(5)	Following the completion of this offering, LSS has advised us that it intends to make a pro rata distribution of all of the Solaris LLC Units and shares of our Class B common stock it receives in connection with our Corporate Reorganization on a pro rata basis to its members. In connection with such distribution, it is anticipated that Mr. Ramachandran will receive 447,985 shares of Class B common stock, Mr. Burke will receive 80,209 shares of Class B common stock, Ms. Durrett will receive 234,229 shares of Class B common stock and Solaris Energy Capital, a company controlled by Mr. Zartler, will receive 5,687,885 shares of Class B common stock. Because such individuals expect to receive the Class B shares within 60 days of the closing of the offering of our shares of Class A common stock, these shares have been included in the table.
(6)	Mr. Zartler is the sole member of Solaris Energy Capital and has the authority to vote or dispose of the shares held by Solaris Energy Capital in his sole discretion. Mr. Zartler disclaims beneficial ownership of the shares held by Solaris Energy Capital in excess of his pecuniary interest therein.
(7)	Includes options to purchase 10,629 shares of our Class A common stock at an exercise price of $2.87 per share exercisable by James R. Burke within the next 60 days.
(8)	Includes options to purchase 80,374 shares of our Class A common stock at an exercise price of $2.87 per share exercisable by certain of our executive officers and directors within the next 60 days.
(9)	Does not include 560,372 restricted shares of our Class A common stock to be granted to certain of our executive officers and directors in connection with the consummation of this offering. See “Executive Compensation—IPO Bonuses” and “Executive Compensation—2017 Long-Term Incentive Plan.”

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Solaris Inc. will consist of 600,000,000 shares of Class A common stock, $0.01 par value per share, of which 10,100,000 shares will be issued and outstanding, 180,000,000 shares of Class B common stock, $0.01 par value per share, of which 32,365,823 shares will be issued and outstanding and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Solaris Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Solaris LLC Unit that it holds. Accordingly, each Existing Owner will have a number of votes in Solaris Inc. equal to the aggregate number of Solaris LLC Units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Solaris Inc.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•	provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock entitled to vote thereon, voting together as a single class;

•	provide that special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

•	provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•	provide that the affirmative vote of the holders of at least 75% of the voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office and such removal may only be for cause; and

•	provide that our amended and restated bylaws can be amended by the board of directors.

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•	the Designated Parties have the right to, and have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients or customers, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•	if the Designated Parties acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us; and

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or

•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have been approved to list our Class A common stock for quotation on the NYSE under the symbol “SOI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 10,100,000 shares of Class A common stock. Of these shares, all of the 10,100,000 shares of Class A common stock (or 1,515,000 shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units. Upon the exercise of the Redemption Right, Solaris LLC (or Solaris Inc., if it exercises the Call Right) will acquire each such Solaris LLC Unit for one share of Class A common stock (or, if Solaris Inc. or Solaris LLC, as applicable, so elects, an equivalent amount of cash). Upon consummation of this offering, the Existing Owners will hold 32,365,823 Solaris LLC Units (30,850,823 Solaris LLC Units if the underwriters’ option to purchase additional shares is exercised in full), all of which (together with a corresponding number of shares of our Class B common stock) will be redeemable for 32,365,823 shares of our Class A common stock (30,850,823 shares if the underwriters’ option to purchase additional shares is exercised in full). See “Certain Relationships and Related Party Transactions— Solaris LLC Agreement.” The shares of Class A common stock we issue upon such redemptions would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with certain of the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	32,365,823 shares (30,850,823 shares if the underwriters’ option to purchase additional shares is exercised in full) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers and certain of the Existing Owners have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•	whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•	whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)	the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•	persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” we do not plan to make any distributions on our Class A common stock for the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated May 11, 2017, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC are acting as representatives, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	2,553,857
Goldman Sachs & Co. LLC	2,553,857
Morgan Stanley & Co. LLC.	1,038,858
Evercore Group L.L.C.	735,857
Piper Jaffray & Co.	735,857
Tudor, Pickering, Holt & Co. Securities, Inc.	735,857
Wells Fargo Securities, LLC	735,857
Raymond James & Associates, Inc.	404,000
Oppenheimer & Co. Inc.	202,000
Seaport Global Securities LLC	202,000
Wunderlich Securities, Inc.	202,000

Total	10,100,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters a 30-day option to purchase up to 1,515,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.4320 per share. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses that we will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions Paid by us	$0.72	$0.72	$7,272,000	$8,362,800
Expenses payable by us	$0.31	$0.27	$3,143,117	$3,143,117

We estimate that our out-of-pocket expenses for this offering will be approximately $3.1 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000 as set forth in the underwriting agreement.

Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus.

Each of our officers and directors, Yorktown and Solaris Energy Capital have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC will consider, among other factors, the holder’s reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.

The underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters’ exercise of their option to purchase additional Class A common Stock) for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Any shares sold in the directed share program to directors and executive officers will be subject to the 180-day lock-up period described above.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have been approved for listing of our Class A common stock on the NYSE under the symbol “SOI.” In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 beneficial owners.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

EEA Restriction

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are qualified investors as defined under the Prospectus Directive;

(b) by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to United Kingdom Investors

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Canadian Residents

Resale Restrictions

The distribution of our Class A common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of our Class A common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing our Class A common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our Class A common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that is the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the our Class A common stock in their particular circumstances and about the eligibility of our Class A common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The balance sheet of Solaris Oilfield Infrastructure, Inc. as of February 2, 2017, included in this prospectus has been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Solaris Oilfield Infrastructure, LLC, Predecessor, for the years ended December 31, 2016 and 2015 have been included herein in reliance upon the report of BDO USA, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

SOLARIS OILFIELD INFRASTRUCTURE, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Solaris Oilfield Infrastructure, Inc. (the “Company” or “Solaris Inc.”) is a newly-formed Delaware corporation formed by Solaris Oilfield Infrastructure, LLC (“Solaris LLC”) to engage in the manufacturing and rental of patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. The following unaudited pro forma consolidated financial statements of the Company reflect the historical consolidated results of Solaris LLC, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on December 31, 2016, for unaudited pro forma balance sheet purposes, and on January 1, 2016, for unaudited pro forma statement of operations purposes:

•	the Corporate Reorganization described under “Corporate Reorganization” elsewhere in this prospectus;

•	the initial public offering of shares of Class A common stock and the use of the net proceeds therefrom as described in “Use of Proceeds” (the “Offering”). The net proceeds from the sale of the Class A common stock are expected to be $110.8 million, net of underwriting discounts of approximately $7.3 million and other offering costs of $3.1 million; and

•	in the case of the unaudited consolidated pro forma statement of operations, a provision for corporate income taxes at an effective rate of 38.1%, inclusive of all U.S. federal, state and local income taxes.

The unaudited pro forma consolidated balance sheet of the Company is based on the historical consolidated balance sheet of Solaris LLC as of December 31, 2016 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on December 31, 2016. The unaudited pro forma consolidated statement of operations of the Company are based on the audited historical consolidated statement of operations of Solaris LLC for the year ended December 31, 2016, having been adjusted to give effect to the described transactions as if they occurred on January 1, 2016.

The unaudited pro forma consolidated financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and with the audited historical consolidated financial statements and related notes of Solaris LLC, included elsewhere in this prospectus.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2016

	Historical Solaris Oilfield Infrastructure, LLC	Pro Forma Adjustments			Pro Forma Solaris Oilfield Infrastructure, Inc.
	(in thousands)
Assets
Current assets:
Cash	$3,568	$84,396	(a)		$87,964
Accounts receivable, net	4,510	—			4,510
Prepaid expenses and other current assets	403	—			403
Inventories	1,365	—			1,365

Total current assets	9,846	84,396			94,242

Property, plant and equipment, net	54,350	—			54,350
Goodwill	13,004	—			13,004
Deferred tax assets	—	33,283	(b)		33,283
Intangible assets, net	36	—			36
Deferred financing costs	—	100	(c)		100

Total assets	$77,236	$117,779			$195,015

Liabilities and members’ equity
Current liabilities:
Accounts payable	$705	$—			$705
Accrued liabilities	2,144	(33)	(b)		2,111
Current portion of capital lease obligations	26	—			26
Current portion of notes payable	169	—			169
Current portion of senior secured credit facility	31	(31)	(c)		—

Total current liabilities	3,075	(64)			3,011

Capital lease obligations, net of current portion	213	—			213
Notes payable, net of current portion	282	—			282
Senior secured credit facility, net of current portion	2,320	(2,320)	(c	)	—
Payable to related parties pursuant to tax receivable agreement	—	10,651	(b	)	10,651

Total liabilities	5,890	8,267			14,157

Members’ equity	71,346	(71,346)	(d	)	—
Shareholders’ equity:
Preferred stock	—	—			—
Common stock	—	—			—
Class A	—	101	(d	)	101
Class B	—	—			—
Additional paid-in capital	—	61,977	(e	)	61,977
Accumulated earnings (deficit)	—	(1,789)	(f	)	(1,789)

Total shareholders’ equity	—	(11,057)			60,289
Noncontrolling interest	—	120,569	(g	)	120,569

Total equity	71,346	109,512			180,858

Total liabilities and equity	$77,236	$117,779			$195,015

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

	Historical Solaris Oilfield Infrastructure, LLC	Pro Forma Adjustments		Pro Forma Solaris Oilfield Infrastructure, Inc.
	(in thousands)
Revenue
Proppant system rental	$14,594	$—		$14,594
Proppant system services	3,563	—		3,563

Total revenue	18,157	—		18,157

Operating costs and expenses
Cost of proppant system rental (excluding $3,352 of depreciation and amortization, shown separately)	1,431	—		1,431
Cost of proppant system services (excluding $160 of depreciation and amortization, shown separately)	4,916	—		4,916
Depreciation and amortization	3,792	—		3,792
Salaries, benefits and payroll taxes	3,061	4,213	(a)	7,274
Selling, general and administrative (excluding $280 of depreciation and amortization, shown separately)	2,096	—		2,096

Total operating expenses	15,296	4,213		19,509

Operating income (loss)	2,861	(4,213)		(1,352)

Interest expense	(23)	(187)	(b)	(210)
Other income (expense)	8	—		8

Total other income (expense)	(15)	(187)		(202)

Income (loss) before income tax expense	2,846	(4,400)		(1,554)
Income tax expense (benefit)	43	(1,296)	(c)	(1,253)

Net Income (loss)	2,803	(3,104)		(301)
Less: Net Income Attributable to Noncontrolling Interests	—	(1,994)	(d)	(1,994)

Net Income (Loss) Attributable To Stockholders	$2,803	$(5,098)		$(2,295)

Net Income Per Common Share (e)
Basic				$(0.23)
Diluted				$(0.23)
Weighted Average Common Shares Outstanding (e)
Basic				10,100,000
Diluted				10,100,000

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:

(a)	Reflects the following:

i.	estimated gross proceeds of $113.9 million from the issuance and sale of 10,100,000 shares of Class A common stock based on an initial offering price of $12.00 per share, net of underwriting discounts and commissions of approximately $7.3 million, in the aggregate;

ii.	use of cash to fund additional estimated expenses related to the Offering of approximately $3.1 million;

iii.	use of cash to fund a one-time $3.1 million payment of cash bonuses to certain employees and consultants;

iv.	use of cash to fund a $25.8 million distribution to the Existing Owners;

v.	$3.0 million of additional borrowings under our Credit Facility that were made in April 2017;

vi.	use of cash to fund the repayment of $5.5 million of outstanding borrowings under our Credit Facility;

vii.	use of cash to fund $0.1 million of fees related to the amendment to our Credit Facility; and

viii.	$5.1 million of cash received from the repayment of promissory notes due to Solaris and related interest.

(b)	Reflects adjustments to give effect to tax adjustments associated with the Corporate Reorganization and adjustments to give effect to the Tax Receivable Agreement (as described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”). We will record an aggregate increase of $33.3 million in deferred tax assets (or $40.2 million if the underwriters exercise in full their option to purchase additional shares) based on the following assumptions:

i.	We will record $20.8 million in deferred tax assets (or $19.4 million if the underwriters exercise in full their option to purchase additional shares) for the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by Solaris Inc. following the completion of the Corporate Reorganization. We will also record $12.5 million (or $20.8 million if the underwriters exercise in full their option to purchase additional shares) in deferred tax assets associated with Solaris Inc.’s deemed acquisition for U.S. federal income tax purposes of Solaris Units in connection with this offering;

ii.	We will record 85% of the estimated realizable tax benefit of $12.5 million (or $20.8 million if the underwriters exercise in full their option to purchase additional shares), or $10.7 million, associated with Solaris Inc.’s deemed acquisition for U.S. federal income tax purposes of Solaris Units in connection with this offering as a payable to related parties pursuant to the Tax Receivable Agreement; and

iii.	We will record a reduction of $33,000 in accrued franchise tax as a result of the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by Solaris Inc. following the completion of the Corporate Reorganization.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

SOLARIS OILFIELD INFRASTRUCTURE, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(c)	Reflects the following adjustments related to the amendment of the Credit Facility:

i.	$0.1 million of deferred financing costs related to the amendment of our Credit Facility, as described in note (a)(vii) above;

ii.	additional borrowings of $3.0 million under our Credit Facility that were made in April 2017, as described in note (a)(v) above; and

iii.	repayment of $5.5 million of outstanding borrowings, which includes $2.5 million of outstanding borrowings as of December 31, 2016 and the additional $3.0 million of borrowings made under our Credit Facility in April 2017, as described in note (a)(vi) above.

(d)	Represents an adjustment to members’/stockholders’ equity reflecting:

i.	par value of $0.1 million for 10,100,000 shares of Class A common stock to be outstanding following this offering; and

ii.	a decrease of $71.3 million in members’ equity, which includes a $5.1 million repayment of promissory notes due to Solaris and related interest, as described in note (a)(viii) above, to allocate a portion of Solaris Inc.’s equity to the non-controlling interest.

(e)	Represents the effect of:

i.	the issuance of shares of Class A common stock in this Offering and the application of the net proceeds therefrom of $69.6 million;

ii.	the net impact of $21.4 million related to the recording of deferred tax assets and the payable related to the Corporate Reorganization and the Tax Receivable Agreement, as described under note (b)(i) and (b)(ii) above and note (f)(ii) below;

iii.	a $25.8 million distribution to the Existing Owners as described in note (a)(iv) above; and

iv.	estimated expenses related to the Offering of approximately $3.1 million as described in note (a)(ii) above.

The total pro forma adjustment to additional paid-in capital is an increase of $62.0 million.

(f)	Represent the effect of:

i.	a one-time $3.1 million payment of cash bonuses to certain employees and consultants, as described in note (a)(iii) above; and

ii.	an income tax benefit of $1.3 million as a result of the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by Solaris Inc. following the completion of the Corporate Reorganization.

(g)	Represents non-controlling interest due to consolidation of financial results of Solaris LLC. As described in “Our Corporate Structure,” Solaris Inc. will become the sole managing member of Solaris LLC. Solaris Inc. will initially have a minority economic interest in Solaris LLC, but will have 100% of the voting power and control over the management of Solaris LLC.

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated statement of operations:

(a)	Reflects the amortization of restricted stock compensation expense of $4.2 million related to the vesting of restricted shares of our Class A common stock that are expected to be issued in connection with this offering.

(b)	Reflects the following adjustments related to the amendment of the Credit Facility:

i.	The expense of debt issuance costs of $0.1 million related to the Advance Loan Facility that will be terminated in connection with the amendment to our Credit Facility; and

SOLARIS OILFIELD INFRASTRUCTURE, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

ii.	$38,000 of unused commitment fees, as a result of the repayment of $5.5 million of outstanding borrowings in connection with the Offering and the amendment to our Credit Facility.

On a pro forma basis, there would have been no outstanding borrowings under Solaris LLC’s credit facility as of January 1, 2016.

(c)	Reflects estimated incremental income tax provision of $1.3 million associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal income tax as a subchapter C corporation using a statutory tax rate of approximately 38.1% and based on the Company’s ownership of 23.8% (27.4% if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full) of Solaris LLC following completion of this offering. This rate is inclusive of U.S. federal and state income taxes.

(d)	Reflects the reduction in consolidated net income attributable to noncontrolling interest for Solaris LLC’s historical results of operations. Upon completion of the Corporate Reorganization, the noncontrolling interest will be approximately 76.2% (72.6% if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full).

(e)	Basic earnings per share measures the performance of an entity over the reporting period. Diluted EPS measures the performance of an entity over the reporting period while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company uses the “if-converted” method to determine the potential dilutive effect of its Class B Common Stock. On a pro forma basis for the year ended December 31, 2016, Class B Common Stock was not recognized in dilutive earnings per share calculations as they would have been antidilutive.

In addition, we have provided the below calculation to present the net impact on earnings per share assuming that all Solaris LLC Units and shares of Class B common stock are exchanged for shares of Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of Solaris LLC Units and shares of Class B common stock for shares of Class A common stock. Giving effect to the exchange of all Solaris LLC Units and shares of Class B common stock for shares of Class A common stock, 648,030 restricted shares of our Class A common stock expected to be issued in connection with the successful completion of this offering under our long-term incentive plan and 591,261 shares of our Class A common stock issuable upon exercise of stock options to be issued in connection with the successful completion of this offering, diluted pro forma net income (loss) per share available to Class A common stock would be computed as follows:

Year ended December 31, 2016
in thousands
Pro forma loss before income taxes	$(1,554)
Adjusted pro forma income taxes (a)	448

Adjusted pro forma net loss	(1,106)
Net income (loss) attributable to existing noncontrolling interest	—

Adjusted pro forma net loss to Solaris Inc. stockholders (b)	(1,106)
Weighted average shares of Class A common stock outstanding (assuming the exchange of all Solaris LLC Units for shares of Class A common stock)	43,705,114
Pro forma diluted net income available to Class A common stock per share	$(0.03)

(a)	Represents the implied provision for income taxes assuming the exchange of all Solaris LLC Units for shares of Class A common stock of Solaris Inc. using the same method applied in calculating pro forma tax provision.
(b)	Assumes elimination of non-controlling interest due to the assumed exchange of all Solaris LLC Units and shares of Class B common stock for shares of Class A common stock of Solaris Inc. as of the beginning of the period.

Report of Independent Registered Public Accounting Firm

Board of Directors and Members

Solaris Oilfield Infrastructure, LLC

Houston, Texas

We have audited the accompanying consolidated balance sheets of Solaris Oilfield Infrastructure, LLC and subsidiaries (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Solaris Oilfield Infrastructure, LLC and subsidiaries at December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas

March 15, 2017

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	2015
	(in thousands)
Assets
Current assets:
Cash	$3,568	$6,923
Accounts receivable, net	4,510	1,576
Prepaid expenses and other current assets	403	512
Inventories	1,365	1,692

Total current assets	9,846	10,703
Property, plant and equipment, net	54,350	46,846
Goodwill	13,004	13,004
Intangible assets, net	36	—

Total assets	$77,236	$70,553

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$705	$664
Accrued liabilities	2,144	1,892
Current portion of capital lease obligations	26	25
Current portion of notes payable	169	91
Current portion of senior secured credit facility	31	—

Total current liabilities	3,075	2,672

Capital lease obligations, net of current portion	213	239
Notes payable, net of current portion	282	174
Senior secured credit facility, net of current portion	2,320	—

Total liabilities	5,890	3,085

Commitments and contingencies (Note 12)
Members’ equity
Members’ equity	69,267	68,192
Accumulated earnings (deficit)	2,079	(724)

Total members’ equity	71,346	67,468

Total liabilities and members’ equity	$77,236	$70,553

The accompanying notes are an integral part of these financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2016	2015
	(in thousands)
Revenue
Proppant system rental	$14,594	$8,296
Proppant system services	3,563	3,167
Proppant system sale	—	2,742

Total revenue	18,157	14,205

Operating costs and expenses
Cost of proppant system rental (excluding $3,352 and $2,000 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	1,431	994
Cost of proppant system services (excluding $160 and $119 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	4,916	3,847
Cost of proppant system sale	—	1,948
Depreciation and amortization	3,792	2,395
Salaries, benefits and payroll taxes	3,061	3,571
Selling, general and administrative (excluding $250 and $276 of depreciation and amortization for the years ended December 31, 2016 and 2015, respectively, shown separately)	2,096	2,663

Total operating cost and expenses	15,296	15,418

Operating income (loss)	2,861	(1,213)
Interest expense	(23)	(22)
Other income (expense)	8	(71)

Total other income (expense)	(15)	(93)

Income (loss) before income tax expense	2,846	(1,306)
Income tax expense	43	67

Net income (loss)	$2,803	$(1,373)

The accompanying notes are an integral part of these financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Members’ Equity	Accumulated Earnings (Deficit)	Total Members’ Equity
	(in thousands)
Balance at January 1, 2015	$59,971	$649	$60,620
Member contributions	8,162	—	8,162
Purchase of member units	(5)	—	(5)
Issuance of membership units in exchange for notes receivable, includes accrued interest	5,766	—	5,766
Notes receivable from unit-holders, includes accrued interest	(5,766)	—	(5,766)
Unit-based compensation expense	64	—	64
Net income (loss)	—	(1,373)	(1,373)

Balance at December 31, 2015	68,192	(724)	67,468

Additional members’ equity related to accrued interest on notes receivable that were exchanged for membership units	327	—	327
Accrued interest related to notes receivables that were exchanged for membership units	(327)	—	(327)
Unit-based compensation expense	127	—	127
Proceeds from pay down of promissory note related to membership units	948	—	948
Net income (loss)	—	2,803	2,803

Balance at December 31, 2016	$69,267	$2,079	$71,346

The accompanying notes are an integral part of these financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2016	2015
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$2,803	$(1,373)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,792	2,395
Loss on disposal of asset	—	22
Provision for bad debt	131	—
Unit-based compensation	127	64
Amortization of debt issuance costs	4	—
Changes in assets and liabilities:
Accounts receivable	(3,065)	1,047
Prepaid expenses and other assets	109	1,148
Inventories	327	1,794
Accounts payable	41	(1,515)
Accrued liabilities	252	(1,426)

Net cash provided by operating activities	4,521	2,156

Cash flows from investing activities:
Investment in property, plant and equipment	(10,899)	(27,790)
Proceeds from disposal of asset	—	4
Purchase price adjustment on acquisition	—	(73)
Investment in intangible assets	(36)	—

Net cash used in investing activities	(10,935)	(27,859)

Cash flows from financing activities:
Payments under capital leases	(25)	(25)
Payments under notes payable	(211)	(254)
Proceeds from senior secured credit facility	2,500	—
Payments related to debt issuance costs	(153)	—
Proceeds from members’ contributions	948	8,162
Payments to purchase member units	—	(5)

Net cash provided by financing activities	3,059	7,878

Net decrease in cash	(3,355)	(17,825)
Cash at beginning of period	6,923	24,748

Cash at end of period	$3,568	$6,923

Non-cash activities
Investing:
Capitalized depreciation in property, plant and equipment	$674	$539
Financing:
Notes payable issued	397	297
Accrued interest from notes receivable issued for membership units	327	208
Cash paid for:
Interest	$20	$18
Income taxes	$35	$60

The accompanying notes are an integral part of these financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands)

1.    Organization and Background of Business

Solaris Oilfield Infrastructure, LLC and subsidiaries (the “Company”), based in Houston, Texas, manufactures and provides patented proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. The systems are designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics.

The Company has deployed its systems in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK Formation.

2.    Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Solaris Oilfield Site Services Operating, LLC, Solaris Oilfield Early Property, LLC, Solaris Oilfield Site Services Personnel, LLC and Solaris Oilfield Infrastructure Personnel, LLC (collectively, the “Subsidiaries”). All material intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these financial statements include, but are not limited to, depreciation associated with property, plant and equipment and related impairment considerations of those assets, recoverability of deferred tax assets and certain liabilities. Actual results could differ from management’s best estimates as additional information or actual results become available in the future, and those differences could be material.

Cash

For the purposes of the statements of cash flows, the Company considers all short-term, highly liquid, investments with an original maturity of three months or less to be cash equivalents. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk. The Company has not incurred losses related to these deposits.

Accounts Receivable

Accounts receivable consists of trade receivables recorded at the invoice amount, plus accrued revenue that is earned but not yet billed, less an estimated allowance for doubtful accounts (if any). Accounts receivable are

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

generally due within 60 days or less, or in accordance with terms agreed with customers, and are stated at amounts due from customers net of any allowance for doubtful accounts. The Company considers accounts outstanding longer than the payment terms past due. The Company determines the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2016 and 2015, the Company had $131 and $0 of allowance for doubtful accounts, respectively.

Inventories

Inventories consist of materials used in the manufacturing of the Company’s systems, which include raw materials and purchased parts. Inventory purchases are recorded initially at cost and issued at weighted average cost when consumed. As of December 31, 2016 and 2015, inventory consisted of raw materials and purchased parts. A reserve is recorded against inventory for estimated obsolescence. There was no reserve as of December 31, 2016 and 2015.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, or fair value for assets acquired in a business combination, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful service lives of the assets as noted below:

Useful Life
Proppant systems and related equipment	Up to 15 years
Machinery and equipment	2-10 years
Furniture and fixtures	5 years
Computer equipment	3 years
Vehicles	5 years
Buildings	15 years

Systems that are in the process of being manufactured are considered property, plant and equipment. However, the systems in process do not depreciate until they are fully completed. Systems in process are a culmination of material, labor and overhead.

Expenditures for maintenance and repairs are charged against income as incurred. Betterments that increase the value or materially extend the life of the related assets are capitalized. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

The Company has vehicles that are pledged against the respective notes payables for those vehicles. As of December 31, 2016 and 2015, the cost of vehicles pledged was $859 and $505, respectively.

Definite-lived Intangible Assets

For the years ended December 31, 2016 and 2015, the Company incurred $36 and $0, respectively, of costs that were capitalized as definite-lived intangible assets. These intangible assets are related to patents that were filed for its systems. Amortization on these assets is calculated on the straight-line method over the estimated useful lives of the assets, which is based on estimates the Company believes are reasonable.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

Goodwill

Goodwill represents the excess of the purchase price of a business over the estimated fair value of the identifiable assets acquired and liabilities assumed by the Company. The Company evaluates goodwill for impairment annually, as of October 31, or more often as facts and circumstances warrant. Factors such as unexpected adverse economic conditions, competition and market changes may require more frequent assessments.

Before employing detailed impairment testing methodologies, the Company may first evaluate the likelihood of impairment by considering qualitative factors relevant to the business, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value. If the Company first utilizes a qualitative approach and determines that it is more likely than not that goodwill is impaired, detailed testing methodologies are then applied. Otherwise, the Company concludes that no impairment has occurred. The Company may also choose to bypass a qualitative approach and opt instead to employ detailed testing methodologies, regardless of a possible more likely than not outcome. The first step in the goodwill impairment test is to compare the fair value of the business to the carrying amount of net assets, including goodwill, of the respective reporting unit. If the carrying amount of the business exceeds its fair value, step two in the goodwill impairment test requires goodwill to be written down to its implied fair value through a charge to operating expense based on a hypothetical purchase price allocation. Under the guidance of Accounting Standards Update 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-lived Intangibles for Impairment (ASU 2012-02), the Company performed the first step in the goodwill impairment test and determined there was no impairment for the years ended December 31, 2016 and 2015.

Impairment of Long-Lived Assets and Definite-lived Intangible Assets

Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, such as insufficient cash flows or plans to dispose of or sell long-lived assets before the end of their previously estimated useful lives. If the carrying amount is not recoverable, the Company recognizes an impairment loss equal to the amount by which the carrying amount exceeds fair value. The Company estimates fair value based on projected future discounted cash flows. Fair value calculations for long-lived assets and intangible assets contain uncertainties because it requires the Company to apply judgment and estimates concerning future cash flows, strategic plans, useful lives and market performance. The Company also applies judgment in the selection of a discount rate that reflects the risk inherent in the current business model. There was no impairment for the years ended December 31, 2016 and 2015.

Revenue Recognition

The Company currently generates revenue primarily through the rental of its systems and related services, including transportation of its systems and field supervision and support. The system rentals and provision of related services are performed under a variety of contract structures, primarily master service agreements as supplemented by individual work orders detailing statements of work, pricing agreements and specific quotes. The master service agreements generally establish terms and conditions for the provision of the Company’s systems and service on a well site, indemnification, damages, confidentiality, intellectual property protection and payment terms and provisions. The majority of the services are priced based on prevailing market conditions at the time the services are provided, giving consideration to the specific requirements and activity levels of the customer.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is determinable and collectability is reasonably assured. Revenue is recognized as services are performed.

In January 2015, the Company completed the sale of a system at prevailing market rates. The Company does not recognize revenue from proppant system sales as a reportable segment as it is not included by management in their evaluation of operating decisions and performance. No other sale of systems has occurred since.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

Unit-based Compensation

The Company sponsors a unit-based management compensation program called the 2015 Membership Unit Option Plan (the “Plan”). The Company accounts for the units under the Plan as compensation cost measured at the fair value of the award on the date of grant using the Black-Scholes option-pricing model. The Company recognizes compensation expense on a straight-line basis over the awards’ vesting period, which is generally the requisite service period.

Research and Development

The Company expenses research and development costs as incurred, which is included in selling, general and administrative expenses in the consolidated statement of operations. For the years ended December 31, 2016 and 2015, research and development costs were $476 and $141, respectively.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued expenses, approximates their fair value due to the short maturity of such instruments. Financial instruments also consist of debt for which fair value approximates carrying values as the debt bears interest at a variable rate which is reflective of current rates otherwise available to the Company. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Fair Value Measurements

The Company’s financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable, which are as follows:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs corroborated by observable market data for substantially the full term of the assets or liabilities; and

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

•	Level 3—Unobservable inputs that reflect the Company’s assumptions that market participants would use in pricing assets or liabilities based on the best information available.

Income Taxes

The Company does not pay federal income tax on its taxable income. Instead, the Company’s members are liable for federal income tax on their respective shares of the Company’s taxable income reported on the members’ federal income tax returns.

The Company recognizes the impact of a tax position in the consolidated financial statements only if that position is more likely than not of being sustained upon examination by the taxing authority. Any penalties or interest assessed as the result of an examination will be passed through to the Company’s members.

The Company’s revenues are derived through transactions in several states, which may be subject to state and local taxes. Accordingly, the Company has recorded a liability for state and local taxes that management believes is adequate for activities as of December 31, 2016 and 2015.

The Company is subject to a franchise tax imposed by the State of Texas. The franchise tax rate is 1%, calculated on taxable margin. Taxable margin is defined as total revenue less deductions for cost of goods sold or compensation and benefits in which the total calculated taxable margin cannot exceed 70% of total revenue. Total expenses related to Texas margin tax was approximately $43 and $67 for the years ended December 31, 2016 and 2015, respectively.

Environmental Matters

The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. Management has established procedures for the ongoing evaluation of the Company’s operations, to identify potential environmental exposures and to comply with regulatory policies and procedures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed as incurred. Liabilities are recorded when environmental costs are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain environmental expenditures. As of December 31, 2016 and 2015, there were no environmental matters deemed probable.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment. All long-lived assets of the Company reside in the United States.

Recent Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-15, Classification of Certain Cash Receipts and Cash Payments, seeking to eliminate diversity in

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

practice related to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in ASU 2016-15 address eight specific cash flow issues and apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under FASB ASC 230, Statement of Cash Flows. The amendments in ASU 2016-15 are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The new standard will be effective during the first quarter ending March 31, 2018. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board (“IASB”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The new standard will be effective during the first quarter ending March 31, 2019. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This ASU requires entities measuring inventories under the first-in, first-out or average cost methods to measure inventory at the lower of cost or net realizable value, where net realizable value is “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” Inventory was previously required to be measured at the lower of cost or market, where the

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

measurement of market value had several potential outcomes. The provisions of this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted provided that presentation is applied to the beginning of the fiscal year of adoption. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

On August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40)-Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU No. 2014-15 provides guidance to U.S. GAAP about management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU No. 2014-15 (1) defines the term substantial doubt, (2) requires an evaluation of every reporting period including interim periods, (3) provides principles for considering the mitigating effect of management’s plan, (4) requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) requires an express statement and other disclosures when substantial doubt is not alleviated, and (6) requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). For public business entities, the amendments are effective for fiscal years ending after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The objective of ASU 2014-19 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new guidance, an entity will (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the contract’s performance obligations; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. The new guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 for public companies. Early adoption is not permitted. Entities have the option of using either a full retrospective or modified approach to adopt ASU 2014-09. The Company is in the initial stages of evaluating the potential impact this new standard may have on the consolidated financial statements which includes analyzing our revenue contracts and evaluating our disclosures. The Company expects to adopt the provisions of this new accounting standard at the beginning of fiscal year 2018.

3.    Prepaid Expenses and Other Current Assets

Prepaid expenses and other currents assets were comprised of the following at December 31:

	2016	2015
Prepaid purchase orders	$126	$200
Prepaid insurance	69	100
Prepaid operating expenses	114	79
Other receivables	94	133

Prepaid expenses and other current assets	$403	$512

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

4.    Property, Plant and Equipment

Property, plant and equipment was comprised of the following at December 31:

	2016	2015
Proppant systems and related equipment	$51,899	$39,233
Machinery and equipment	3,916	3,209
Furniture and fixtures	7	7
Computer equipment	829	490
Vehicles	1,235	1,032
Buildings	3,008	2,488
Proppant systems in process	1,252	3,730
Land	578	565

Property, plant and equipment, gross	62,724	50,754
Less: accumulated depreciation	(8,374)	(3,908)

Property, plant and equipment, net	$54,350	$46,846

Depreciation expense for the years ended December 31, 2016 and 2015 was $3,792 and $2,395, respectively, of which $3,352 and $2,000 is attributable to cost of proppant system rental, $160 and $119 is attributable to cost of proppant system services, and $280 and $276 is attributable to selling, general and administrative expenses, respectively. There was no depreciation expense related to the proppant system sale in 2015. The Company capitalized $674 and $539 of depreciation expense associated with machinery and equipment used in the manufacturing of its systems for the years ended December 31, 2016 and 2015, respectively.

5.    Goodwill

In 2015 and during the measurement period, as defined in ASC 805, the Company identified additional purchase price adjustments related to the purchase of the silo business from Loadcraft Industries Ltd. that were not included in the initial allocation of the fair value of the liabilities assumed at the acquisition date.

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2015 were:

Goodwill as of January 1, 2015	$12,931
Purchase price adjustments	73

Goodwill as of December 31, 2015	$13,004
Purchase price adjustments	—

Goodwill as of December 31, 2016	$13,004

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

6.    Accrued Liabilities

Accrued liabilities were comprised of the following at December 31:

	2016	2015
Employee related expenses	$1,237	$885
Accrued real estate taxes	440	406
Accrued excise, franchise and sales taxes	83	296
Accrued other	384	305

Accrued liabilities	$2,144	$1,892

7.    Capital Leases

The Company leases property from the City of Early, Texas under an agreement classified as a capital lease. The lease expires on February 28, 2025. The capital lease obligation is payable in monthly installments of $3 including imputed interest at a rate of 3.25%.

Future principal minimum payments under the capital lease for each of the five years subsequent to December 31, 2016 and thereafter are as follows:

Year Ending December 31,	Amount
2017	$33
2018	33
2019	33
2020	33
2021	33
Thereafter	107

Total payments	272
Less: amount representing imputed interest at 3.25%	(33)

Present value of payments	239
Less: current portion	(26)

Capital lease obligation, net of current portion	$213

8.    Notes Payable

The Company finances its annual insurance policy and certain vehicles. The insurance policy renews every April and is amortized over ten monthly installments. The Company financed certain vehicles and the terms of the financing range from three to five years.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

Notes payable was comprised of the following at December 31:

As of December 31,	2016	2015
Notes payable to insurance finance company. Monthly installments of $14 including interest rate of 3.9%, with final payment due in February 2016.	$—	$27
Notes payable to insurance finance company. Monthly installments of $11 including interest rate of 4.4%, with final payment due in January 2017	11	—
Notes payable to vehicle companies. Monthly installments range from $0.2 to $0.7 including interest rates ranging from 0% to 6.6%, maturing at various dates through August 2020, and secured by vehicles	440	238

Total notes payable	451	265
Less: current maturities	(169)	(91)

Notes payable, net of current portion	$282	$174

Aggregate maturities of notes payable are as follows:

Year Ending December 31,	Amount
2017	$169
2018	162
2019	112
2020	8
2021	—

Total payments	451
Less: current portion	(169)

Long-term notes payable, net of current portion	$282

9.    Senior Secured Credit Facility

On December 1, 2016, the Company entered a credit agreement with Woodforest National Bank that provides $11.0 million aggregate principal amount of senior secured credit facilities (the “Senior Secured Credit Facility”). The Senior Secured Credit Facility consists of (i) up to $10.0 million aggregate principal amount of advance term loan commitments available for borrowing until December 1, 2017 (the “Advance Facility”) and (ii) up to $1.0 million aggregate principal amount of revolving credit commitments available for borrowing until December 1, 2018 (the “Revolving Facility”).

Borrowings under the Senior Secured Credit Facility bear interest at a one-month London Interbank Offered Rate (“LIBOR”) plus an applicable margin and interest shall be payable monthly. The applicable margin ranges from 3.50% to 5.00% depending on the Company’s fixed charge coverage ratio. During the continuance of an event of default, overdue amounts under the Senior Secured Credit Facility will bear interest at 5.00% plus the otherwise applicable interest rate. The Revolving Facility has a scheduled maturity date of December 1, 2018 and the Advance Facility has a scheduled maturity date of December 1, 2021.

The principal amount of the Advance Facility is payable in monthly installments of 1/48th of the aggregate unpaid principal balance of advance loans under the Advance Facility as of December 1, 2017. No amortization is required with respect to the principal amount of the revolving facility. All outstanding amounts under the

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

Advance Facility will be due on the Advance Facility maturity date and all outstanding amounts under the Revolving Facility will be due on, and the letter of credit commitments will terminate on, the Revolving Facility maturity date or upon earlier prepayment or acceleration.

The Company may voluntarily prepay the Senior Secured Credit Facility in whole or in part at any time; provided that any prepayments of any portion of Advance Facility prior to December 1, 2018 will incur a prepayment premium of 0.50% of the amount of the Advance Facility prepaid.

The Senior Secured Credit Agreement contains representations, warranties and covenants that are customary for similar credit arrangements, including, among other things, covenants relating to (i) financial reporting and notification, (ii) payment of obligations, (iii) compliance with applicable laws, (iv) notification of certain events and (v) solvency.

The Senior Secured Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, a change of control restriction and limitations on the Company’s ability to (i) incur indebtedness, (ii) issue preferred equity, (iii) pay dividends or make other distributions, (iv) prepay, redeem or repurchase certain debt, (v) make loans and investments, (vi) sell assets, (vii) acquire assets, (viii) incur liens, (ix) enter into transactions with affiliates, (x) consolidate or merge and (xi) enter into hedging transactions.

The Senior Secured Credit Agreement requires the Company to maintain, at all times, a ratio of total indebtedness to consolidated EBITDA of not more than 2.00 to 1.00 and a ratio of consolidated EBITDA to fixed charges of not less than 1.50 to 1.00. The Company was in compliance with all such ratios as of December 31, 2016.

As of December 31, 2016, we had $1.5 million in borrowings under the Advance Loan Facility outstanding with $8.5 million in advance loan commitments available and $1.0 million in borrowings under the Revolving Facility outstanding with $0.0 million in revolving commitments available.

The Senior Secured Credit Facility was comprised of the following at December 31:

As of December 31,	2016
Revolving Facility expiring December 1, 2018 (5.0-5.3% at December 31, 2016)	$1,000
Advance Facility – final maturity December 1, 2021 (5.0%-5.3% at December 31, 2016)	1,500
Less: Unamortized debt issuance cost	(149)

Total Senior Secured Credit Facility	2,351
Less: current maturities	(31)

Senior Secured Credit Facility, net of current portion	$2,320

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

Aggregate maturities of the Senior Secured Credit Facility are as follows:

Year Ending December 31,	Amount
2017	$31
2018	1,375
2019	375
2020	375
2021	344

Total payments	2,500
Less: current portion	(31)

Senior Secured Credit Facility, net of current portion	$2,469

10.    Equity

Notes receivable from unit-holders

The Company’s Limited Liability Company Agreement authorizes the Company to issue membership units at a value of $100 per unit to Company’s employees in exchange for a promissory note. The promissory notes are partial recourse, accrue interest at 6% per annum and mature through various dates during 2022. Principal and accrued interest are due and payable upon the earlier of employee termination or the maturity date of the note.

During 2015, the Company issued 66,103 units in exchange for notes receivable to certain members of management. In August 2015, a former employee assigned 10,526 units previously purchased with proceeds from a promissory note to the Company in exchange for a release of the applicable promissory note. As of December 31, 2015, there were 55,577 units issued under promissory notes. In 2016, there were no additional units issued. In November 2016, a former employee that was previously assigned 8,701 units paid off the applicable promissory note of $870 principal and $78 of accrued interest in cash.

As of December 31, 2016 and 2015, the outstanding principal for the notes totaled $4,688 and $5,558 and accrued interest for the notes totaled $457 and $208, respectively. These notes are recorded in members’ equity as the notes were originally received in exchange for the issuance of membership units and are netted against the value of the respective units issued.

Unit-based compensation

In 2015, the Company approved the Plan whereby the Company may award options for up to 60,000 membership units to its officers, key employees and consultants to purchase the Company’s membership units. Units subject to the Plan are awarded at the discretion of the Company’s Board of Managers. The term of each option cannot exceed 10 years. Option awards are generally granted with an exercise price above the expected market price of the Company’s units at the date of grant. At December 31, 2016 and 2015, there were 12,938 and 14,596 option units outstanding and 47,062 and 45,404 option units available for grant, respectively.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on implied volatilities from historical trading of publicly traded companies which are in the same industry sector as the Company.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

The Company used the simplified method to derive an expected term. The expected term represents an estimate of the time options are expected to remain outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. During 2015, the Company used the following assumptions to determine compensation costs for options granted:

Expected volatility	47.00%
Expected term (years)	6.25
Expected annual dividend yield	0.00%
Expected risk-free rate of return	2.14%

Compensation cost, as measured at the grant date fair value of the award, is recognized as an expense over the employee’s requisite service period for service based awards (generally the vesting period of the award of four years). For the years ended December 31, 2016 and 2015, the Company recognized $127 and $64 of stock-based compensation expense attributable to vested awards, respectively. At December 31, 2016 and 2015, there was $323 and $513 in unrecognized compensation costs that will be expensed over 2.67 and 3.66 years, respectively.

The following is a summary of the unit option activity under the Plan for the years ended December 31, 2016 and 2015:

	Options Outstanding
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Balance, January 1, 2015	—	$—		$—
Granted	14,596	135.00		—
Exercised	—	—		—
Forfeited	—	—		—

Balance, December 31, 2015	14,596	$135.00	9.66	$—

Exercisable, December 31, 2015	—	—	—	—

Balance, January 1, 2016	14,596	$135.00	9.66	$—
Granted	—	—		—
Exercised	—	—		—
Forfeited	1,658	—		—

Balance, December 31, 2016	12,938	$135.00	8.67	$—

Exercisable, December 31, 2016	3,235	$135.00	8.67	$—

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

The following is a summary of the status of the Company’s unvested unit options for the years ended December 31, 2016 and 2015:

	Options	Weighted Average Grant Date Fair Value
Unvested unit options:
Unvested at January 1, 2015	—	$—
Granted	14,596	39.68
Vested	—	—
Cancelled/forfeited	—	—

Unvested at December 31, 2015	14,596	39.68
Granted	—	—
Vested	(3,235)	39.68
Cancelled/forfeited	(1,658)	39.68

Unvested at December 31, 2016	9,703	$39.68

11.    Concentrations

For the year ended December 31, 2016, two customers accounted for 49% of the Company’s revenue. For the year ended December 31, 2015, four customers accounted for 65% of the Company’s revenue. As of December 31, 2016, one customer accounted for 23% of the Company’s accounts receivable. As of December 31, 2015, five customers accounted for 84% of the Company’s accounts receivable.

For the years ended December 31, 2016 and 2015, one supplier accounted for 15% and 13% of the Company’s total purchases, respectively. As of December 31, 2015, two suppliers accounted for 24% of the Company’s accounts payables. As of December 31, 2016, two suppliers accounted for 25% of the Company’s accounts payables.

12.    Commitments and Contingencies

In the normal course of business, the Company is subjected to various claims, legal actions, contract negotiations and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. In management’s opinion, there are currently no such matters outstanding that would have a material effect on the accompanying consolidated financial statements.

Operating Leases

The Company leases equipment and office space under operating leases which expire at various dates through May 2020. The office space operating lease contains general escalating payment terms. Rental expense is recognized on a straight-line basis over the life of these leases. The expense related to these non-cancellable operating leases is included in rent expense and amounted to $206 and $340 for the years ended December 31, 2016 and 2015, respectively.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

The Company’s future minimum payments under non-cancelable operating leases for each of the five years subsequent to December 31, 2016 and thereafter are as follows:

Year Ending December 31,	Amount
2017	$48
2018	29
2019	29
2020	12
2021 and thereafter	—

Total minimum lease payments	$118

Other Commitments

In the normal course of business, the Company has certain short-term purchase obligations and commitments for products and services, primarily related to purchases of materials used in the manufacturing of its systems. At December 31, 2016 and 2015, the Company had commitments of approximately $835 and $1,259, respectively.

13.    Related Party Transactions

On November 22, 2016, the Company entered into an administrative services arrangement with Solaris Energy Management LLC (“SEM”), a company partially-owned by William A. Zartler, the Chairman of the Company’s board of directors, for the provision of certain personnel and administrative services at cost. The services provided by SEM, include, but are not limited to, executive management functions, accounting and bookkeeping and treasury. In addition, SEM provides office space, equipment and supplies to the Company under the administrative service agreement. Contemporaneously with or prior to the completion of this offering, certain employees of SEM will become the Company’s employees. The Company will also hire new employees to perform duties previously provided by SEM, though it may continue to utilize office space under the administrative service agreement or receive certain other administrative services from SEM. For the year ended December 31, 2016, the Company paid $277 for these services, of which $224 was included in salaries, benefits and payroll taxes and $53 was included in selling, general and administrative expenses in the Consolidated Statement of Operations. As of December 31 2016, the Company was due $80 from SEM that was recorded under prepaid expenses and other current assets in the Consolidated Balance Sheet.

The Company’s employees also provided consulting and advisory services to Solaris Water Operations, LLC (“Solaris Water”), a company owned by William A. Zartler, the Chairman of the Company’s board of directors. The Company received $340 from Solaris Water for the provision of services between February 2016 and July 2016, of which $337 was included in salaries, benefits and payroll taxes and $3 was included in selling, general and administrative expenses in the Consolidated Statement of Operations. The Company does not expect its employees to provide services to Solaris Water following the completion of this offering. As of December 31, 2016, the Company was due $0 from Solaris Water.

For the years ended December 31, 2016 and 2015, the Company incurred $37 and $87, respectively, of expenses related to travel services provided by Anejo Air Services, LLC (“Anejo”), an entity affiliated with Solaris Energy Capital, LLC, a member of the Company (“Solaris Energy Capital”). These expenses were included in selling, general and administrative expenses in the Consolidated Statement of Operations. As of December 31, 2016 and 2015, Anejo was due $9 and $16 from the Company, respectively, and was recorded under accounts payable in the Consolidated Balance Sheet.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(Dollars in thousands) (Continued)

The Company incurred $11 and $21 of administrative expenses that were paid on behalf of the Company by Solaris Energy Capital, during the twelve months ended December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, Solaris Energy Capital was due $2 and $15 from the Company, respectively, and was recorded in prepaid expenses and other current assets in the Consolidated Balance Sheet.

All related party transactions are immaterial and have not been shown separately on the face of the financial statements.

14.    Subsequent Events

The Company has evaluated events and transactions subsequent to the balance sheet date and through March 15, 2017, the date the financial statements were available to be issued.

In March 2017, two existing members that were assigned 21,052 and 6,316 units, respectively, paid off their applicable promissory notes and interest for $2.4 million and $0.7 million in cash, respectively.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder of

Solaris Oilfield Infrastructure, Inc.

Houston, Texas

We have audited the accompanying balance sheet of Solaris Oilfield Infrastructure, Inc. (the “Company”) as of February 2, 2017 (date of inception) and related notes. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of February 2, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas

February 9, 2017

SOLARIS OILFIELD INFRASTRUCTURE, INC.

BALANCE SHEET

(In whole dollars)

February 2, 2017
ASSETS
Receivable from affiliate	$10

Total current assets	10

Total assets	$10

LIABILITIES AND STOCKHOLDER’S EQUITY
Total liabilities	$—

Commitments and contingencies
Stockholder’s equity:
Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding at February 2, 2017	10

Total stockholder’s equity	10

Total liabilities and stockholder’s equity	$10

SOLARIS OILFIELD INFRASTRUCTURE, INC.

NOTES TO BALANCE SHEET

February 2, 2017

1.	Organization and Background of Business

Solaris Oilfield Infrastructure, Inc., or the Company, was incorporated on February 2, 2017 as a Delaware corporation.

The Company was formed to serve as the issuer of an initial public offering of equity, or IPO. Concurrent with the completion of the IPO, the Company will serve as the new parent holding company of Solaris Oilfield Infrastructure, LLC, a Delaware limited liability company.

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate Statements of Operations, Changes in Stockholder’s Equity and of Cash Flows have not been presented because the Company had no business transactions or activities as of February 2, 2017, except for the initial capitalization of the Company which was funded by an affiliate. In this regard, general and administrative costs associated with the formation and daily management of the Company have been determined by the Company to be insignificant.

2.	Summary of Significant Accounting Policies

Estimates

The preparation of the balance sheet, in accordance with GAAP, requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company is a corporation and is subject to U.S. federal and state income taxes. Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for the taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on technical merits, that the position will be sustained upon examination. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more-likely-than-not such net deferred tax assets will not be realized. As of February 2, 2017, there are no income tax related balances reflected in our balance sheet.

3.	Stockholder’s Equity

The Company has authorized share capital of 1,000 common shares with $0.01 par value. On February 2, 2017, all 1,000 shares were issued and acquired by an affiliate for consideration of $10 note receivable from that affiliate. Each share has one voting right.

4.	Subsequent Events

There have been no events subsequent to February 9, 2017 that would require additional adjustments to or disclosure in our financial statements.